OLD MUTUAL | plc
5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com

RECEIVED
2005 AUG 23 P 4:41

Securities and Exchange Commission
Division of Corporate Financ[redacted]
450 Fifth Street
Washington, D.C. 20549
USA

05010639

SUPPL

15 August 2005

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 19 July 2005:

- Announcement by OM plc dated 21 July 2005 confirming the total number of shares in issue at 30 June 2005;
- Announcement by Nedbank Group Limited (Nedbank) dated 22 July 2005 of the results of its EGM relating to its proposed Black Economic Empowerment (BEE) transactions;
- Announcement by Mutual & Federal dated 25 July 2005 of results for the first half of 2005;
- Announcement dated 26 July 2005 of US Asset Management's assets under management at the end of Q2 2005;
- Announcement by OM plc dated 2 August 2005 of a notifiable interest in the Company's issued share capital by Franklin Resources, Inc.;
- Announcement by OM plc dated 3 August 2005 on changes in notifiable interests in the Company's issued share capital;
- Announcement by OM plc dated 4 August 2005 on the completion of its BEE ownership plans;
- Announcement by OM plc dated 4 August 2005 relating to the Nedbank and Old Mutual South Africa joint information and communications technology plan;
- Nedbank interim results announcement dated 4 August 2005;
- OM plc interim results announcement dated 10 August 2005; and
- Announcement by OM plc dated 10 August 2005 on the interim dividend to be paid on 30 November 2005.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

OLD MUTUAL | plc

NEWS RELEASE

Shares in issue at 30 June 2005

Old Mutual plc (the "Company") announces that a total of 3,856,783,314 shares in the Company were in issue at 30 June 2005. Changes since 31 December 2004 were made up as follows:

Number of shares in issue at 31 December 2004:	3,853,942,990
Shares issued during the period on exercise of executive share options:	2,515,743
Shares issued during the period on exercise of sharesave options:	324,581
Shares in issue at 30 June 2005:	3,856,783,314

21 July 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

Nedbank Group Limited - Results of General Meeting

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE: NED
ISIN:ZAE000004875
("Nedbank Group")

Nedbank Group's black economic empowerment transaction

Results of General Meeting

1. Introduction

Nedbank Group notified its ordinary shareholders ("Shareholders") on 19 April 2005 of its intention to introduce direct, broad-based black ownership into the Nedbank Group by way of the issue of 41 268 130 new ordinary shares in the Nedbank Group ("New Nedbank Shares") ("the Transaction"). A circular to Shareholders was posted on 15 June 2005 describing the Transaction. The implementation of the Transaction was subject to the fulfilment of certain conditions precedent and the passing at the general meeting of Nedbank Group at 15:00 on 22 July 2005 ("General Meeting") of all required ordinary and special resolutions ("the Resolutions"). The board of Nedbank Group is pleased to announce that the Resolutions have been duly passed by the requisite majority of Shareholders, with a lowest majority vote obtained being 98.99 percent and the highest being 99.94 percent. The relevant special resolutions will be lodged for registration with the Registrar of Companies on 25 July 2005.

2. Important dates and times

It is expected that the Transaction will be wholly unconditional by 8 August 2005, the expected date of the issue of the New Nedbank Shares and listing on the JSE. A further announcement will be made to Shareholders informing them that the Transaction is wholly unconditional and that the New Nedbank Shares have been issued and listed.

Sandton
22 July 2005

Investment bank, Transaction advisor and sponsor to Nedbank Group
Nedbank Capital, a division of Nedbank Limited

MUTUAL & FEDERAL FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Mutual & Federal today (Monday, July 25) announced the group results for the six-month period ended 30th June 2005.

Gross Premium Income amounted to R3.9 billion (2004: R3.6 billion) which is an increase of 10% over the previous year. The General Insurance Result declined from R444 million to R419 million as a result of a reduction in the long-term rate applied to investment income and a decline in the underwriting surplus. The operating ratio increased from 89.3% to 91.4%.

The Operating earnings per share for the six-months reduced accordingly from 197 cents to 159 cents per share, but Basic earnings per share increased by 89% from 123 cents to 232 cents

The company has declared an interim dividend of 40 cents per share payable on 5th September 2005. This represents an increase of 60% on the 25 cents of prior year, but an effective increase of 75% considering the special dividend of R3.50 paid in September 2004. Instead of the cash dividend, shareholders will be entitled to elect to receive fully paid ordinary shares in the company as a capitalisation award. Managing Director Bruce Campbell pointed out that should the election by an individual shareholder cause the creation of fractions of shares that these would be rounded and the balancing figure paid in cash.

Providing the capitalisation award option is a first for the company. This has been made possible by the shareholders' approval in General Meeting on 22 July 2005, of a number of changes required for the BEE transaction encompassing 11% of the share capital.

Comments on results

Commenting on the results, Campbell said that the 10% growth in premium income was substantially impacted by the inclusion for the first time of the results of Credit Guarantee Insurance Corporation ("CGIC"). Excluding CGIC, the growth would be 5% and reflected the intense levels of competition which were being experienced in the market. The underwriting surplus, although reducing from R335m in the first six months of 2004 to R301m in the current period, remained highly satisfactory.

He noted that in the light of the benign claims environment experienced in 2004, a number of insurers were actively seeking to increase market share by offering sub-economic premium levels. Mutual & Federal, he said, remained committed to responsible underwriting standards.

Campbell added that a number of factors had contributed to relatively favourable trading conditions for the short term insurance industry in the first half of 2005. The general level of commercial and industrial claims had remained relatively low and this had positively influenced the commercial portfolio. The personal division had, however, been impacted by adverse weather conditions with a noticeable decline in the profitability of the motor account which continues to be impacted by an increase in the incidence of motor vehicle accidents.

Referring to investment income, Campbell said that interest income had increased as a result of positive operational cash flows whilst dividend income had increased primarily due to certain special dividends received. He said that the growth in the value of listed equities had positively influenced the Mutual & Federal portfolio which had grown by approximately 10% in the first half of the year. This had contributed to the basic earnings per share increasing by 89% and net asset value per share by 8% to 1 614 cents. The solvency margin remained strong and was in excess of 55% at the end of the period.

Looking ahead, Campbell indicated that the personal market remained highly competitive and profitability remains under pressure. The commercial market had been profitable despite extreme rate pressures that would inevitably undermine profitability in the sector.

It was anticipated that market conditions in general would remain conducive to achieving modest underwriting profitability but he cautioned that the underwriting cycle has unquestionably peaked.

Campbell also cautioned that short-term insurance results fluctuate and the results for the first six months were not necessarily indicative of the outturn for the remainder of the year.

Campbell reflected on the overwhelming support given by shareholders at the General Meeting held on Friday, 22nd July 2005 in favour of the company BEE initiative. In terms of this initiative shareholders had approved the plan to sell 11% of its equity to staff, black business partners, intermediaries and communities. "We are excited about

the mutually beneficial relationship that has come about following approval by our shareholders".

In conclusion he thanked the group's clients, intermediaries and staff for their ongoing support.

Ends.

July 22, 2005

15H59

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005

INCOME STATEMENT	30/6/05 R'm	Restated 30/6/04 R'm	Change %	Restated 31/12/04 R'm
Gross premiums	3,962	3,592	10	7,360
Net underwriting surplus	301	335	(10)	659
Net investment income	544	113		1,023
Goodwill	(19)	(1)		(2)
Abnormal costs	-	-		(30)
Income before taxation	826	447	85	1,650
Taxation	(182)	(135)		(460)
Income after taxation	644	312	106	1,190
Income attributable to preference shareholders in subsidiary (note 2)	(24)	(19)		(42)
Income attributable to minority shareholders	(48)			
Share of associated companies retained income	2	9		30
Net income	574	302	90	1,178

Earnings per share

(a) Headline earnings per share are calculated on net income adjusted for goodwill.

Determination of headline earnings	30/6/05	30/6/04	Change %	31/12/04
Net income	574	302		1,178
Goodwill	19	1		2
Headline earnings	593	303		1,180
Headline earnings per share (cents)	239	124	93	480
Diluted headline earnings per share (cents) (note 4)	237	123		476

(b) Basic earnings per share are based on net income.

Basic earnings per share	30/6/05	30/6/04	Change %	31/12/04
Basic earnings per share (cents)	232	123	89	479
Diluted basic earnings per share (cents) (note 4)	230	122		475
Ordinary dividend per share (cents)	40	25	60	105
Combined ratio (%) (note 3)	91.4	89.3		90.2
Net asset value per share (cents)	1,614	1,492	8	1,464
Number of shares in issue (million)				
- at period end	248.1	245.6		247.4
- weighted average	247.8	245.3		245.9
- diluted weighted average (note 4)	249.8	247.3		248.0

BALANCE SHEET	As at 30/6/05 R'm	Restated As at 30/6/04 R'm	Restated As at 31/12/04 R'm
Assets			
Property and equipment	240	172	192
Intangible assets	63	65	52
Investment property	8	6	7
Investments	4,429	3,723	4,015
Ordinary shares	3,417	2,688	3,228
Government stock	34	66	48
Money market deposits and other	978	969	739
Investment in associated companies	42	186	220
Goodwill	121	142	140
Loans advanced	30	38	36
Technical assets	978	1,048	898
Trade and other receivables	1,042	572	625
Cash and cash equivalents	2,055	1,667	1,428
Total assets	**9,008**	**7,619**	**7,613**
Equity and liabilities			
Ordinary shareholders' capital and reserves	4,004	3,665	3,622
Interest of outside shareholders in subsidiary	194	2	0
Interest of preference shareholders in subsidiary	69	55	78
Total shareholders' equity	4,267	3,722	3,700
Post retirement medical aid provision	118	98	100
Interest bearing loan	8	5	2
Deferred taxation	143	47	123
Technical provisions	3,936	3,391	3,288
Agents' balances, accounts payable and provisions	536	356	400

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005(continued)

STATEMENT OF CHANGES IN EQUITY Attributable to ordinary shareholders of the company

R'm	Share capital	Contingency reserve	Foreign currency translation reserve	Property revaluation reserve	Retained income	Minority interest	Preference s/holders	Total
Balance at 31 December 2003	139	523			2,796	2	36	3,496
Effect of first time adoption of IFRS (note 5)				23				23
Net income for the period					302		19	321
Transfer to contingency reserve		77			(77)			-
Current period movements			(11)	6				(5)
Share based payments charge					1			1
Dividends paid					(118)			(118)
Issue of shares	4							4
Balance at 30 June 2004	143	600	(11)	29	2,904	2	55	3,722
Net income for the period					876		23	899
Transfer to contingency reserve		57			(57)			-
Current period movements			(4)	(5)		(2)		(11)
Share based payments charge					3			3
Dividends paid					(923)			(923)
Issue of shares	10							10
Balance at 31 December 2004	153	657	(15)	24	2,803	-	78	3,700
Arising on consolidation of CGIC						211		211
Buy back of shares by subsidiary						(11)		(11)
Net income for the period					574	48	24	646
Transfer to contingency reserve		40			(40)			-
Current period movements			(2)					(2)
Share based payments charge					1			1
Dividends paid					(198)	(54)	(33)	(285)
Issue of shares	7							7
Balance at 30 June 2005	**160**	**697**	**(17)**	**24**	**3,140**	**194**	**69**	**4,267**

CASH FLOW STATEMENT

	30/6/05 R'm	Restated 30/6/04 R'm	Restated 31/12/04 R'm
Cash generated by operations	344	589	1 000
Net underwriting surplus	301	335	659
Abnormal costs	-	-	5
Increase in net technical provisions	287	180	235
Depreciation of property and equipment	41	37	55
Profit on sale of property and equipment	(4)	-	(4)
Share based payments	1	1	2
(Increase) / decrease in other working capital	(282)	36	48
Investment income	192	162	327
Cash generated by operating activities	536	751	1 327
Taxation paid	(180)	(115)	(412)
Cash available from operating activities	356	636	915
Dividends paid	(198)	(118)	(1 041)
Cash generated by / (utilised in) operating activities	158	518	(126)
Cash generated by / (utilised in) investing activities	289	(15)	342
Cash balances of subsidiary acquired	173		
Decrease in funding requirements	620	503	216
Cash effects of financing activities			
Proceeds from issue of shares	7	4	14
Increase in cash and cash equivalents	627	507	230

NOTES

1. Statement of Compliance

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements. These are the group's first IFRS condensed consolidated interim financial statements for part of the period for which annual financial statements will be prepared in terms of IFRS. IFRS 1 "First-time adoption of International Financial Reporting Standards" has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The first time application of IFRS 4 " Insurance contracts" did not have a significant impact on the recognition and measurement of assets and liabilities in respect of insurance contracts at 30 June 2005. The group's comprehensive consolidated financial statements for the year ending 31 December 2005 will present all additional disclosures required by this standard for insurance contracts.

2. Preference shareholders

The group operates an insurance subsidiary which offers cell captive facilities to clients. Underwriting surpluses which accrue in respect of these arrangements ultimately belong to clients and are therefore excluded from group earnings.

3. Combined ratio

This reflects the ratio of total insurance expenditure to net earned premiums.

4. Diluted earnings per share

Diluted earnings per share are calculated using unadjusted earnings and the diluted weighted average number of ordinary shares in issue, calculated on the assumption that all outstanding share options will be exercised.

5. Effect of first time adoption of IFRS

During the period the company changed its accounting policies with regard to share based payments, goodwill, foreign exchange translation differences and property valuations in order to comply with the accounting standards IFRS 2, IFRS 3, IAS 21 and IAS 16 respectively. The costs associated with the company's share option scheme which were not accounted for previously, are now charged to the income statement over the 5 year vesting period based on the fair value determined on grant date. Goodwill, which was previously carried at amortised cost is now assessed only for impairment. Gains or losses arising on foreign exchange translation of a foreign operation, which were previously charged to the income statement are now taken directly to shareholders equity. Owner occupied buildings which were previously carried at depreciated historical cost are now carried at depreciated fair value. Fair value adjustments are taken directly to equity reserves.

The effect of the changes in accounting policies was to increase shareholders funds at 31 December 2003 by R23 million in respect of property revaluations to fair value. No adjustment to shareholders funds at 31 December 2003 was required in respect of share options, goodwill or foreign exchange translations.

The effect on net income is summarised below, whilst the effect on shareholders' equity is shown in the statement of changes in equity.

	six months ended 30/6/04 R'm	Year ended 31/12/04 R'm
Net income as previously reported	283	1,148
Share based payment charge	-1	-4
Goodwill impairment	10	19
Foreign exchange translation adjustment	10	15
restated net income	302	1,178

6.Segmental analysis

Divisional segments	Commercial R'm	Risk Finance R'm	Personal R'm	Unallocated R'm	Total R'm
June 2004					
Gross premiums	1,719	393	1,480		3,592
Underwriting surplus	217	31	87		335
Total assets	1,410	127	342	5,740	7,619
Total liabilities	2,499	297	986	115	3,897
Dec 2004					
Gross premiums	3,306	1,116	2,938		7,360
Underwriting surplus	432	64	163		659
Total assets	1,236	98	322	5,957	7,613
Total liabilities	2,348	277	1,050	238	3,913
June 2005					
Gross premiums	1,918	484	1,560		3,962
Underwriting surplus	246	36	19		301
Total assets	1,645	131	427	6,805	9,008

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005(continued)

SUPPLEMENTARY INCOME STATEMENT		Restated		Restated
	30/6/05	30/6/04	Change	31/12/04
(Reflecting long-term rate of return adjustment)	R'm	R'm	%	R'm
Technical account (note A)				
Gross premiums	3,962	3,592	10	7,360
Net premiums	3,568	3,198	12	6,691
Earned premiums net of reinsurance	3,480	3,138		6,736
Claims incurred net of reinsurance	(2,234)	(1,966)		(4,198)
Acquisition expenses	(643)	(561)		(1,316)
Management expenses	(302)	(276)		(563)
Net underwriting surplus	**301**	**335**		**659**
Attributable to ordinary shareholders	272	308	(12)	605
Attributable to preference shareholders in subsidiary (note 2)	29	27		54
Investment return on insurance funds (note B)	*118*	*109*	*8*	*201*
General insurance result	**419**	**444**	**(6)**	**860**
Long-term investment return on shareholders' funds (note B)	*162*	*206*	*(21)*	*348*
Operating income based on long-term investment return	**581**	**650**	**(11)**	**1,208**
Non-technical account (note A)				
Short-term investment fluctuations	264	(202)		474
Dividends, interest and property income	192	162		327
Realised surplus on investments	441	20		99
Unrealised (deficit)/surplus on investments	(89)	(69)		597
Allocated investment return transferred to technical account (note B)	*(280)*	*(315)*		*(549)*
Goodwill	(19)	(1)		(2)
Abnormal costs	-	-		(30)
Income before taxation	**826**	**447**		**1,650**
Taxation (including secondary tax on companies)	(182)	(135)		(460)
Income after taxation	**644**	**312**		**1,190**
Income attributable to preference shareholders in subsidiary (note 2)	(24)	(19)		(42)
Income attributable to minority shareholders	(48)			
Share of associated companies retained income	2	9		30
Net income	**574**	**302**		**1,178**

Operating earnings per share

Operating earnings per share are calculated on net income adjusted for goodwill, associated company earnings, short-term investment fluctuations net of taxation and secondary tax on companies.

Determination of operating earnings	30/6/05	30/6/04	Change	31/12/04
Net income	574	302		1,178
Goodwill	19	1		2
Abnormal costs	-	-		30
Share of associated companies retained income	(2)	(9)		(30)
Short-term investment fluctuations	(264)	202		(474)
Preference shareholders short-term investment fluctuations	(2)			1
Minority shareholders short-term investment fluctuations	14			
Taxation effect of short-term investment fluctuations	24	(19)		63
Secondary tax on companies	30	6		117
Operating earnings	393	483	(19)	887
Operating earnings per share (cents)	159	197	(19)	361
Diluted operating earnings per share (cents)	157	195		358

NOTES TO THE SUPPLEMENTARY INCOME STATEMENT

A. Presentation

The results for the year are shown in the income statement. To present these in a meaningful way, a supplementary income statement is provided and separated into :

(a) A technical account

The technical account includes a long-term investment return of 11,1% (2004: 12,5%) on both:

(1) funds generated by the insurance activities; (2) shareholders' funds

(b) A non-technical account

The non-technical account includes all non-insurance related activities including investments, and above mentioned allocated investment returns transferred to the technical account.

B. Allocation

The investment return on investments supporting insurance activities is allocated to the technical account in determining the general insurance result. In addition the long-term investment return on investments supporting shareholders' funds is allocated from the non-technical account to the technical account in determining an operating income based on the long-term investment return. The allocations accordingly negate one another in the determination of income before tax. The long-term investment return on shareholders' funds is an estimate of the long-term trend investment return for the

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005 (continued)

COMMENTS

The company produced pleasing financial results during the period. The underwriting surplus was most satisfactory and the favourable result in the commercial division reflects the relatively low level of commercial and industrial claims. This outturn was also positively influenced by the results of Credit Guarantee Insurance Corporation ("CGIC") which, with effect from 1 January 2005, have been consolidated for the first time.

The profitability in the personal division declined sharply due to increased claims following adverse weather conditions and downward pressure on premium levels. This decline in profitability was most noticeable in the motor account which was impacted by an increase in the incidence of motor vehicle accidents.

The 10% growth in premiums was influenced by the inclusion of CGIC and excluding CGIC, the growth in net premiums is 5%. The generally low levels of premium growth reflect the intense levels of competition as some insurers seek to gain market share without regard to profitability.

Interest income increased following favourable cash flows whilst investment gains increased substantially following an improvement in the value of listed equities. The net asset value per share increased by 8% to 1 614 cents whilst the solvency margin (being the ratio of net assets to net premiums) remained strong and was in excess of 55% at the end of the period.

Although certain sectors of the insurance environment remain profitable, the high levels of competition will continue to place pressure on underwriting margins and growth. It should furthermore be noted that underwriting performance fluctuates and the results for the first six months are not necessarily indicative of the outturn for the remainder of the year.

POST BALANCE SHEET EVENT: BEE TRANSACTION

At a general meeting of shareholders on 22 July 2005 the members approved the Black Economic Empowerment transaction, the details of which were contained in the circular dated 15 June 2005.

In terms of this transaction 11% of the shareholding of Mutual & Federal will be placed into Black hands. The total cost of the transaction is expected to amount to R160m of which an estimated R112m will be incurred in the second half of 2005.

COMPLIANCE

The company complies in all material respects with the JSE Listings Requirements and the King Report Code of Corporate Practices and Conduct.

DECLARATION OF CASH DIVIDEND WITH CAPITALISATION AWARD ELECTION (NUMBER 71)

An interim dividend of 40 cents per share has been declared payable to shareholders in respect of the six months to 30 June 2005. Following the changes made to implement the BEE transaction shareholders will be entitled to elect to receive fully paid ordinary shares in the company as a capitalisation award in lieu of the cash dividend. The cash dividend will be paid to those shareholders who do not elect to receive the aforementioned new shares in respect of all or part of their shareholding.

The relevant dates for the cash dividend and the election are as follows:

Last day to trade to participate in the cash dividend	Friday 26 August 2005
Shares trade ex dividend	Monday 29 August 2005
Listing of the maximum number of new ordinary shares from the commencement of business	Monday 29 August 2005
Record date	Friday 2 September 2005
Last day to elect the capitalisation award by 12:00	Friday 2 September 2005
Share certificates and dividends posted to certificated shareholders and custody accounts credited and / or updated with the CSDP or broker in respect of shareholders who have dematerialsed their holdings	Monday 5 September 2005

Shares may not be dematerialised or rematerialised between Monday, 29 August and Friday, 2 September 2005, both days inclusive.

In the event that a shareholder chooses the capitalisation award election, the number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 40 cents per ordinary share bears to the offer price per share being the 30 day volume weighted average price as at 18 August 2005.

Documentation setting out the full terms of the cash dividend and capitalisation award will be posted to shareholders on or about 12 August 2005.

On behalf of the Board

K T M Saggers (Chairman) B Campbell (Managing Director)

22 July 2005

Registered Office: 19th Floor, Mutual & Federal Centre, 75 President Street, Johannesburg, 2001

Transfer Secretaries, Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001

Sponsor: Nedbank Capital, 135 Rivonia Road, Sandown, 2196

Mutual & Federal Insurance Company Limited (incorporated in the Republic of South Africa)
(Registration number: 1970/006619/06)

JSE Share code: MAF ISIN:ZAE000010823 NSX share code: MTF

Website: www.mf.co.za
E-mail: investor @mf.co.za

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005

INCOME STATEMENT	30/6/05 R'm	Restated 30/6/04 R'm	Change %	Restated 31/12/04 R'm
Gross premiums	3,962	3,592	10	7,360
Net underwriting surplus	301	335	(10)	659
Net investment income	544	113		1,023
Goodwill	(19)	(1)		(2)
Abnormal costs	-	-		(30)
Income before taxation	826	447	85	1,650
Taxation	(182)	(135)		(460)
Income after taxation	644	312	106	1,190
Income attributable to preference shareholders in subsidiary (note 2)	(24)	(19)		(42)
Income attributable to minority shareholders	(48)			
Share of associated companies retained income	2	9		30
Net income	574	302	90	1,178

Earnings per share

(a) Headline earnings per share are calculated on net income adjusted for goodwill.

Determination of headline earnings	30/6/05	30/6/04	Change %	31/12/04
Net income	574	302		1,178
Goodwill	19	1		2
Headline earnings	593	303		1,180
Headline earnings per share (cents)	239	124	93	480
Diluted headline earnings per share (cents) (note 4)	237	123		476

(b) Basic earnings per share are based on net income.

Basic earnings per share	30/6/05	30/6/04	Change %	31/12/04
Basic earnings per share (cents)	232	123	89	479
Diluted basic earnings per share (cents) (note 4)	230	122		475
Ordinary dividend per share (cents)	40	25	60	105
Combined ratio (%) (note 3)	91.4	89.3		90.2
Net asset value per share (cents)	1,614	1,492	8	1,464
Number of shares in issue (million)				
- at period end	248.1	245.6		247.4
- weighted average	247.8	245.3		245.9
- diluted weighted average (note 4)	249.8	247.3		248.0

BALANCE SHEET	As at 30/6/05 R'm	Restated As at 30/6/04 R'm	Restated As at 31/12/04 R'm
Assets			
Property and equipment	240	172	192
Intangible assets	63	65	52
Investment property	8	6	7
Investments	4,429	3,723	4,015
Ordinary shares	3,417	2,688	3,228
Government stock	34	66	48
Money market deposits and other	978	969	739
Investment in associated companies	42	186	220
Goodwill	121	142	140
Loans advanced	30	38	36
Technical assets	978	1,048	898
Trade and other receivables	1,042	572	625
Cash and cash equivalents	2,055	1,667	1,428
Total assets	9,008	7,619	7,613
Equity and liabilities			
Ordinary shareholders' capital and reserves	4,004	3,665	3,622
Interest of outside shareholders in subsidiary	194	2	0
Interest of preference shareholders in subsidiary	69	55	78
Total shareholders' equity	4,267	3,722	3,700
Post retirement medical aid provision	118	98	100
Interest bearing loan	8	5	2
Deferred taxation	143	47	123
Technical provisions	3,936	3,391	3,288
Agents' balances, accounts payable and provisions	536	356	400

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005(continued)

STATEMENT OF CHANGES IN EQUITY Attributable to ordinary shareholders of the company

R'm	Share capital	Contingency reserve	Foreign currency translation reserve	Property revaluation reserve	Retained income	Minority interest	Preference s/holders	Total
Balance at 31 December 2003	139	523			2,796	2	36	3,496
Effect of first time adoption of IFRS (note 5)				23				23
Net income for the period					302		19	321
Transfer to contingency reserve		77			(77)			-
Current period movements			(11)	6				(5)
Share based payments charge					1			1
Dividends paid					(118)			(118)
Issue of shares	4							4
Balance at 30 June 2004	143	600	(11)	29	2,904	2	55	3,722
Net income for the period					876		23	899
Transfer to contingency reserve		57			(57)			-
Current period movements			(4)	(5)		(2)		(11)
Share based payments charge					3			3
Dividends paid					(923)			(923)
Issue of shares	10							10
Balance at 31 December 2004	153	657	(15)	24	2,803	-	78	3,700
Arising on consolidation of CGIC						211		211
Buy back of shares by subsidiary						(11)		(11)
Net income for the period					574	48	24	646
Transfer to contingency reserve		40			(40)			-
Current period movements			(2)					(2)
Share based payments charge					1			1
Dividends paid					(198)	(54)	(33)	(285)
Issue of shares	7							7
Balance at 30 June 2005	**160**	**697**	**(17)**	**24**	**3,140**	**194**	**69**	**4,267**

CASH FLOW STATEMENT

	30/6/05 R'm	Restated 30/6/04 R'm	Restated 31/12/04 R'm
Cash generated by operations	344	589	1 000
Net underwriting surplus	301	335	659
Abnormal costs	-	-	5
Increase in net technical provisions	287	180	235
Depreciation of property and equipment	41	37	55
Profit on sale of property and equipment	(4)	-	(4)
Share based payments	1	1	2
(Increase) / decrease in other working capital	(282)	36	48
Investment income	192	162	327
Cash generated by operating activities	536	751	1 327
Taxation paid	(180)	(115)	(412)
Cash available from operating activities	356	636	915
Dividends paid	(198)	(118)	(1 041)
Cash generated by / (utilised in) operating activities	158	518	(126)
Cash generated by / (utilised in) investing activities	289	(15)	342
Cash balances of subsidiary acquired	173		
Decrease in funding requirements	620	503	216
Cash effects of financing activities			
Proceeds from issue of shares	7	4	14
Increase in cash and cash equivalents	627	507	230

NOTES

1. Statement of Compliance

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements. These are the group's first IFRS condensed consolidated interim financial statements for part of the period for which annual financial statements will be prepared in terms of IFRS. IFRS 1 "First-time adoption of International Financial Reporting Standards" has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The first time application of IFRS 4 " Insurance contracts" did not have a significant impact on the recognition and measurement of assets and liabilities in respect of insurance contracts at 30 June 2005. The group's comprehensive consolidated financial statements for the year ending 31 December 2005 will present all additional disclosures required by this standard for insurance contracts.

2. Preference shareholders

The group operates an insurance subsidiary which offers cell captive facilities to clients. Underwriting surpluses which accrue in respect of these arrangements ultimately belong to clients and are therefore excluded from group earnings.

3. Combined ratio

This reflects the ratio of total insurance expenditure to net earned premiums.

4. Diluted earnings per share

Diluted earnings per share are calculated using unadjusted earnings and the diluted weighted average number of ordinary shares in issue, calculated on the assumption that all outstanding share options will be exercised.

5. Effect of first time adoption of IFRS

During the period the company changed its accounting policies with regard to share based payments, goodwill, foreign exchange translation differences and property valuations in order to comply with the accounting standards IFRS 2, IFRS 3, IAS 21 and IAS 16 respectively. The costs associated with the company's share option scheme which were not accounted for previously, are now charged to the income statement over the 5 year vesting period based on the fair value determined on grant date. Goodwill, which was previously carried at amortised cost is now assessed only for impairment. Gains or losses arising on foreign exchange translation of a foreign operation, which were previously charged to the income statement are now taken directly to shareholders equity. Owner occupied buildings which were previously carried at depreciated historical cost are now carried at depreciated fair value. Fair value adjustments are taken directly to equity reserves.

The effect of the changes in accounting policies was to increase shareholders funds at 31 December 2003 by R23 million in respect of property revaluations to fair value. No adjustment to shareholders funds at 31 December 2003 was required in respect of share options, goodwill or foreign exchange translations.

The effect on net income is summarised below, whilst the effect on shareholders' equity is shown in the statement of changes in equity.

	six months ended 30/6/04 R'm	Year ended 31/12/04 R'm
Net income as previously reported	283	1,148
Share based payment charge	-1	-4
Goodwill impairment	10	19
Foreign exchange translation adjustment	10	15
restated net income	302	1,178

6.Segmental analysis

Divisional segments	Commercial R'm	Risk Finance R'm	Personal R'm	Unallocated R'm	Total R'm
June 2004					
Gross premiums	1,719	393	1,480		3,592
Underwriting surplus	217	31	87		335
Total assets	1,410	127	342	5,740	7,619
Total liabilities	2,499	297	986	115	3,897
Dec 2004					
Gross premiums	3,306	1,116	2,938		7,360
Underwriting surplus	432	64	163		659
Total assets	1,236	98	322	5,957	7,613
Total liabilities	2,348	277	1,050	238	3,913
June 2005					
Gross premiums	1,918	484	1,560		3,962
Underwriting surplus	246	36	19		301
Total assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005(continued)

SUPPLEMENTARY INCOME STATEMENT (Reflecting long-term rate of return adjustment)	30/6/05 R'm	Restated 30/6/04 R'm	Change %	Restated 31/12/04 R'm
Technical account (note A)				
Gross premiums	3,962	3,592	10	7,360
Net premiums	3,568	3,198	12	6,691
Earned premiums net of reinsurance	3,480	3,138		6,736
Claims incurred net of reinsurance	(2,234)	(1,966)		(4,198)
Acquisition expenses	(643)	(561)		(1,316)
Management expenses	(302)	(276)		(563)
Net underwriting surplus	**301**	**335**		**659**
Attributable to ordinary shareholders	272	308	(12)	605
Attributable to preference shareholders in subsidiary (note 2)	29	27		54
Investment return on insurance funds (note B)	*118*	*109*	*8*	*201*
General insurance result	**419**	**444**	**(6)**	**860**
Long-term investment return on shareholders' funds (note B)	*162*	*206*	*(21)*	*348*
Operating income based on long-term investment return	**581**	**650**	**(11)**	**1,208**
Non-technical account (note A)				
Short-term investment fluctuations	264	(202)		474
Dividends, interest and property income	192	162		327
Realised surplus on investments	441	20		99
Unrealised (deficit)/surplus on investments	(89)	(69)		597
Allocated investment return transferred to technical account (note B)	*(280)*	*(315)*		*(549)*
Goodwill	(19)	(1)		(2)
Abnormal costs	-	-		(30)
Income before taxation	**826**	**447**		**1,650**
Taxation (including secondary tax on companies)	(182)	(135)		(460)
Income after taxation	**644**	**312**		**1,190**
Income attributable to preference shareholders in subsidiary (note 2)	(24)	(19)		(42)
Income attributable to minority shareholders	(48)			
Share of associated companies retained income	2	9		30
Net income	**574**	**302**		**1,178**

Operating earnings per share

Operating earnings per share are calculated on net income adjusted for goodwill, associated company earnings, short-term investment fluctuations net of taxation and secondary tax on companies.

Determination of operating earnings	30/6/05	30/6/04	Change	31/12/04
Net income	574	302		1,178
Goodwill	19	1		2
Abnormal costs	-	-		30
Share of associated companies retained income	(2)	(9)		(30)
Short-term investment fluctuations	(264)	202		(474)
Preference shareholders short-term investment fluctuations	(2)			1
Minority shareholders short-term investment fluctuations	14			
Taxation effect of short-term investment fluctuations	24	(19)		63
Secondary tax on companies	30	6		117
Operating earnings	393	483	(19)	887
Operating earnings per share (cents)	159	197	(19)	361
Diluted operating earnings per share (cents)	157	195		358

NOTES TO THE SUPPLEMENTARY INCOME STATEMENT

A. Presentation

The results for the year are shown in the income statement. To present these in a meaningful way, a supplementary income statement is provided and separated into :

(a) A technical account

The technical account includes a long-term investment return of 11,1% (2004: 12,5%) on both:

(1) funds generated by the insurance activities; (2) shareholders' funds

(b) A non-technical account

The non-technical account includes all non-insurance related activities including investments, and above mentioned allocated investment returns transferred to the technical account.

B. Allocation

The investment return on investments supporting insurance activities is allocated to the technical account in determining the general insurance result. In addition the long-term investment return on investments supporting shareholders' funds is allocated from the non-technical account to the technical account in determining an operating income based on the long-term investment return. The allocations accordingly negate one another in the determination of income before tax. The long-term investment return on shareholders' funds is an estimate of the long-term trend investment return for the

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the six months ended 30 June 2005 (continued)

COMMENTS

The company produced pleasing financial results during the period. The underwriting surplus was most satisfactory and the favourable result in the commercial division reflects the relatively low level of commercial and industrial claims. This outturn was also positively influenced by the results of Credit Guarantee Insurance Corporation ("CGIC") which, with effect from 1 January 2005, have been consolidated for the first time.

The profitability in the personal division declined sharply due to increased claims following adverse weather conditions and downward pressure on premium levels. This decline in profitability was most noticeable in the motor account which was impacted by an increase in the incidence of motor vehicle accidents.

The 10% growth in premiums was influenced by the inclusion of CGIC and excluding CGIC, the growth in net premiums is 5%. The generally low levels of premium growth reflect the intense levels of competition as some insurers seek to gain market share without regard to profitability.

Interest income increased following favourable cash flows whilst investment gains increased substantially following an improvement in the value of listed equities. The net asset value per share increased by 8% to 1 614 cents whilst the solvency margin (being the ratio of net assets to net premiums) remained strong and was in excess of 55% at the end of the period.

Although certain sectors of the insurance environment remain profitable, the high levels of competition will continue to place pressure on underwriting margins and growth. It should furthermore be noted that underwriting performance fluctuates and the results for the first six months are not necessarily indicative of the outturn for the remainder of the year.

POST BALANCE SHEET EVENT: BEE TRANSACTION

At a general meeting of shareholders on 22 July 2005 the members approved the Black Economic Empowerment transaction, the details of which were contained in the circular dated 15 June 2005.

In terms of this transaction 11% of the shareholding of Mutual & Federal will be placed into Black hands. The total cost of the transaction is expected to amount to R160m of which an estimated R112m will be incurred in the second half of 2005.

COMPLIANCE

The company complies in all material respects with the JSE Listings Requirements and the King Report Code of Corporate Practices and Conduct.

DECLARATION OF CASH DIVIDEND WITH CAPITALISATION AWARD ELECTION (NUMBER 71)

An interim dividend of 40 cents per share has been declared payable to shareholders in respect of the six months to 30 June 2005. Following the changes made to implement the BEE transaction shareholders will be entitled to elect to receive fully paid ordinary shares in the company as a capitalisation award in lieu of the cash dividend. The cash dividend will be paid to those shareholders who do not elect to receive the aforementioned new shares in respect of all or part of their shareholding.

The relevant dates for the cash dividend and the election are as follows:

Last day to trade to participate in the cash dividend	Friday 26 August 2005
Shares trade ex dividend	Monday 29 August 2005
Listing of the maximum number of new ordinary shares from the commencement of business	Monday 29 August 2005
Record date	Friday 2 September 2005
Last day to elect the capitalisation award by 12:00	Friday 2 September 2005
Share certificates and dividends posted to certificated shareholders and custody accounts credited and / or updated with the CSDP or broker in respect of shareholders who have dematerialsed their holdings	Monday 5 September 2005

Shares may not be dematerialised or rematerialised between Monday, 29 August and Friday, 2 September 2005, both days inclusive.

In the event that a shareholder chooses the capitalisation award election, the number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 40 cents per ordinary share bears to the offer price per share being the 30 day volume weighted average price as at 18 August 2005.

Documentation setting out the full terms of the cash dividend and capitalisation award will be posted to shareholders on or about 12 August 2005.

On behalf of the Board

K T M Saggers (Chairman) B Campbell (Managing Director)

22 July 2005

Registered Office: 19th Floor, Mutual & Federal Centre, 75 President Street, Johannesburg, 2001

Transfer Secretaries, Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001

Sponsor: Nedbank Capital, 135 Rivonia Road, Sandown, 2196

Old Mutual Asset Management Reports Assets Under Management for Second Quarter 2005

Net Inflows from Clients Total $20 Billion in First Half of 2005

BOSTON--July 26, 2005--Old Mutual Asset Management, the U.S. asset management group of Old Mutual plc (LSE: OML), today announced assets under management for the group at the end of the second quarter of 2005. Assets managed by the group's member firms increased 7.5% in the quarter, from $194.5 billion on March 31, 2005, to $209.0 billion on June 30, 2005. Net inflows of client assets in the quarter reached a new record high of $10.6 billion, including $3.4 billion in cash collateral assets, while investment performance in the funds under management at member firms was responsible for $3.9 billion of the total increase for the quarter. Overall in the first half of 2005, assets managed by the group's member firms increased 13.2%, from $184.6 billion at year-end 2004, driven by net inflows of client assets totaling $20 billion.

"This has been an outstanding first half of the year for our firms," said Scott Powers, chief executive of Old Mutual Asset Management. "These higher than average net cash flows come at an opportune time, given that we are making significant investments in our distribution capabilities in both the retail channel through Old Mutual Capital and the alternative-investments area through 2100 Capital. Going forward, we'll continue to make strategic investments in order to support our firms in achieving organic growth and meeting the objectives of our clients."

About Old Mutual Asset Management

The member firms of Old Mutual Asset Management provide high-quality, actively managed investment products in all major asset classes and investment styles, with each firm focusing on its own specialized area of expertise. More information on member firms, and their investment teams and strategies, is available from the group's Web site at www.oldmutualus.com. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. More information on Old Mutual is available at www.oldmutual.com.

Contact:
Media: Tucker Hewes, (212) 207-9451, tucker@hewescomm.com
Investors: James Poole, 44 (0)20 7002 7000, james.poole@omg.co.uk

# # #

OLD MUTUAL | plc

NEWS RELEASE

Share interests

Old Mutual plc (the "Company") announces that it has today received a notice dated 29 July 2005 informing the Company that Franklin Resources, Inc. and its affiliates, including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc., had at that date a notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, in 3.24% of the Company's ordinary share capital, represented by an aggregate holding of 124,902,980 shares.

Further details of the shareholdings making up this aggregate figure were as follows:

- Bank of New York, London branch — 111,821 shares
- Euroclear Bruxelles Bic Mgt — 20,000 shares
- JP Morgan Chase, London — 113,775,196 shares
- Mellon Bank NA — 4,136,111 shares
- Northern Trust Company — 549,740 shares
- Royal Trust Corp of Canada, London — 4,077,500 shares
- State Street Nominees Limited, London — 2,232,612 shares

2 August 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

NEWS RELEASE

Share interests

Old Mutual plc (the "Company") announces that it has today received the following notices relating to changes in notifiable interests, for the purposes of Part VI of the UK Companies Act 1985:

- The notifiable interest of Public Investment Corporation of the Republic of South Africa ("PIC") has reduced to 299,338,194 shares, representing 7.76% of the Company's current issued ordinary share capital. 92,379,445 of the shares are held by PIC itself and the remainder are held through the following asset managers:

Futuregrowth	41,905,854
Old Mutual Asset Managers (SA)	45,243,704
Sanlam Investment Management	42,730,826
Stanlib Asset Management	77,078,365

  The most recent previous notification of PIC's shareholding, in November 2004, was 398,417,574 shares in the Company, representing 10.34% of the Company's then current issued ordinary share capital.

  PIC is a non-banking financial intermediary responsible for the investment of public sector pension and provident funds and various social security and trust funds in South Africa.

- The notifiable interest of Sanlam Investment Management (Pty) Limited ("Sanlam") has reduced to 141,767,994 shares, representing 3.68% of the Company's current issued ordinary share capital. 63,999,781 of the shares are managed on behalf of Sanlam itself and the remainder are managed on behalf of third party investors, including the investment on behalf of PIC mentioned above.

  The most recent previous notification of Sanlam's shareholding, in June 2005, was 162,122,094 shares in the Company, representing 4.20% of the Company's then current issued ordinary share capital.

3 August 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

NEWS RELEASE

Old Mutual plc's Black Economic Empowerment (BEE) ownership proposals implemented

Old Mutual plc (the "Company") announces that it and its separately listed subsidiary, Mutual & Federal Insurance Company Limited ("Mutual & Federal"), have today completed their BEE ownership plans in accordance with proposals described in a circular sent to the Company's shareholders at the end of May 2005.

Under the Company's transactions, the following new ordinary shares in the Company have been issued today:

- 28,920,000 shares to Brimstone Mtha UK SPV Limited;
- 28,920,000 shares to WIPHOLD Financial Services No. 1 Limited;
- 19,280,000 shares to Black Distributors SPV Limited;
- 38,560,000 shares to Education SPV Limited;
- 31,300,000 shares to the OMSA Broad-Based Employee Share Trust; and
- 83,700,000 shares to the OMSA Management Incentive Trust.

The first four of the above issues were made in favour of The Law Debenture Trust Corporation (Channel Islands) Limited as trustee.

The newly issued shares in the Company are expected to be admitted to listing by the UK Listing Authority ("UKLA") and to trading by the London Stock Exchange and the JSE Securities Exchange South Africa on 5 August 2005, and applications will also be made for them also to be admitted to listing on the Namibian, Zimbabwe and Malawi Stock Exchanges.

The total number of issued shares in the Company following the above issues is now 4,087,470,181. As a consequence of the additional shares in issue, the following changes have taken place in the percentages of issued share capital represented by material shareholdings notified to the Company (based on the last respective notifications received):

- the shareholding by Public Investment Corporation of the Republic of South Africa of 299,338,194 shares in the Company now represents 7.32% of the enlarged share capital;

- the shareholding by the Company's subsidiary, Old Mutual Life Assurance Company (South Africa) Limited, of 274,950,790 shares in the Company now represents 6.73% of the enlarged share capital;

- the shareholding by Aviva plc (through its fund management subsidiary, Morley Fund Management Limited) of 144,701,779 shares in the Company now represents 3.54% of the enlarged share capital;

- the shareholding by Sanlam Investment Management (Pty) Limited of 141,767,994 shares in the Company now represents 3.47% of the enlarged share capital; and

- the shareholding by Franklin Resources, Inc. and its affiliates of 124,902,980 shares in the Company now represents 3.01% of the enlarged share capital.

Under Mutual & Federal's BEE ownership transactions, a total of 31,064,806 new ordinary shares in Mutual & Federal have been issued, following which the Company's overall shareholding in Mutual & Federal is now 77%.

The Company's separately listed banking subsidiary, Nedbank Group Limited ("Nedbank") expects to complete its BEE ownership transactions on 8 August 2005. Under these transactions, a total of 41,268,130 new ordinary shares in Nedbank will be issued, following which the Company's overall shareholding in Nedbank will be 50.1%.

Jim Sutcliffe, Chief Executive, said, "I am delighted that Old Mutual's BEE ownership arrangements have been successfully implemented, and look forward to working with our new partners to transform our South African businesses and deliver true empowerment to a large number of formerly disadvantaged South Africans."

4 August 2005

Note:

Copies of the circular sent to the Company's shareholders relating to the Group's BEE ownership proposals were submitted to the UKLA and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: + 44 (0) 20 7066 1000.

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

NEWS RELEASE

NEDBANK

OLD MUTUAL

OLD MUTUAL AND NEDBANK TO SAVE MORE THAN R1 BILLION

Johannesburg - 4 August 2005 – Old Mutual and Nedbank today announced one of the country's biggest information and communications technology (ICT) deals ever, which will enable both companies to collectively achieve cost savings of more than R1 billion in the next five years.

The outsourcing agreement, worth approximately R1.8 billion, will see Old Mutual and Nedbank establish a shared IT network managed and operated by Telkom and Computer Sciences Corporation (CSC) and will encompass a complete overhaul of all voice and data communications technology components with no capital expenditure to Old Mutual or Nedbank.

The shared network is expected to significantly drive down network and telecommunication costs, improve business functionality and increase service levels.

Old Mutual MD Roddy Sparks says: "This joint initiative is good news for our shareholders and demonstrates the commitment of the various businesses in the group to finding synergies that will cut costs and propel growth. We are extremely pleased that the savings are expected to be achieved without job losses."

Old Mutual expects to save more than R300 million over the life of the contract with this year's savings expected to be around R30 million. Old Mutual and Nedbank will achieve savings broadly in line with each company's transaction volumes.

Nedbank Group CEO Tom Boardman says: "This outsourcing contract will result in considerable savings for the Nedbank Group and highlights the value that can be unlocked through collaboration with Old Mutual. Nedbank expects to save R700 million over the next five years, with about R60 million being realised in 2005."

"A key element of Nedbank Group's recovery programme is containing expenses. It is therefore critical that as the group invests in technology and infrastructure-related projects, we source the most efficient option and this has been delivered by Telkom/CSC."

The initiative is the culmination of work that started in 2003, when a joint Old Mutual and Nedbank team began investigating the feasibility of a combined communications network as one of many synergies across the group.

The state-of-the-art network, encompassing all areas of the Wide Area Network (WAN), Local Area Network (LAN), and telephone voice services has been designed by the joint teams of the organisations, CSC and Telkom and will be installed over the next two years.

This single, multi-service network is based on mainstream and best-in-class products and services and is managed by a Single Service Aggregator (a single point of contact for all communication and services). By taking this route Old Mutual and Nedbank will exploit the benefits of network convergence such as increased flexibility and reduced costs.

Old Mutual CIO Theo Nkone comments: "This network will shape and impact the telecommunications industry. It reflects Old Mutual and Nedbank's IT leadership and enhances the reach and range of the services it can offer at many locations throughout South Africa."

According to Willie Scholtz, Divisional Director of Group IT Operations at Nedbank, both Old Mutual and Nedbank will benefit from immediate and major cost reductions and the Group will have access to leading edge technology with no capital expenditure requirements.

"This is a new and exciting venture for Nedbank. It will allow us to demonstrate business value, reduce the risk of technology failures and leverage the buying power of the two organisations."

Ends

Issued by: Old Mutual Group Media
Contact: Carolyn McGibbon, 082 551 7775

Nedbank Media Relations
Cecilia de Almeida, 083 325 9169



NEDBANK
GROUP

Reviewed financial results

for the six months ended 30 June 2005



Nedbank Group's recovery programme is gaining momentum and the benefits are increasingly being reflected in our financial performance. Income is growing at a faster rate than expenses, with the efficiency ratio improving steadily and our return on equity increasing. We continue to deliver on the commitments we have made to our shareholders and are confident of meeting our stated financial targets in 2007.

Tom Boardman – Chief Executive

For more information contact:

Mike Brown
Chief Financial Officer
Tel: +27 11 294 9999
Mobile: +27 83 777 8002
Fax: +27 11 295 9999
E-mail: mikeb@nedbank.co.za

Don Bowden
Tier 1 Investor Relations
Tel: +27 21 702 3102
Mobile: +27 82 555 8721
Fax: +27 21 702 3107
E-mail: don@tier1ir.co.za

Reviewed financial results 2005

NEDBANK GROUP

Reviewed financial results

for the six months ended 30 June 2005

Index

Commentary

Overview

Headline earnings per share increased by 44,5% to 354 cents (2004: 245 cents) in line with the revised forecast provided to the market on 21 July 2005. Fully diluted headline earnings per share increased from 243 cents to 354 cents. Basic earnings (previously known as attributable earnings) also grew strongly, rising from 247 cents per share to 356 cents per share for the period. The directors have resolved, in line with the circular to shareholders on the black economic empowerment (BEE) scheme, to offer a capitalisation award with a cash dividend alternative amounting to 105 cents per share, up from the dividend of 44 cents per share announced in August 2004. The group's return on ordinary shareholders' equity (ROE) continued to improve, increasing from 11,7% for the period to June 2004 to 14,6% for the six months to June 2005.

The improved performance for the six months was driven mainly by:

- the continued realisation of benefits from the recovery programme, which are reflected in the growth in operating income and the containment of expenses, resulting in the efficiency ratio (excluding foreign currency translation gains/losses) improving from 77,9% for the period to June 2004 to 68,6% for the six months to June 2005;
- significantly improved performance from Nedbank Retail, with headline earnings growing 105,1% to R439 million and return on average equity improving from 9,2% to 18,3%;
- a strong performance from Nedbank Capital, with headline earnings growing 25,9% to R447 million;
- a 5,9% growth in advances, compared with December 2004;
- a continuation of the good credit environment resulting in an improvement in the overall quality of advances; and
- the weakening of the rand, resulting in a foreign exchange translation gain of R165 million, compared with a loss of R98 million for the period to June 2004.

Nedbank Group is reporting in accordance with International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The group's 2004 results have been restated to reflect the requirements of reporting under IFRS.

Progress against three-year plan

In the 2004 year-end results announced in February 2005, Nedbank Group outlined five major action plans that form the foundation of the group's three-year plan. To provide shareholders with an update on the group's progress delivery against each of these actions is detailed below:

- ***Ensure that income growth is at least 9% higher than expense growth** (on a three-year compound annual growth rate (CAGR) basis with 2004 as the base)*

  Good progress has been made towards achieving this target, with total income (excluding foreign exchange gains) growing by 9,2%, while total expenses declined by 3,9% for the period. However, the group anticipates that, although income is expected to continue to grow ahead of expenses, the difference will not be as large in future reporting periods as in the current period.
- ***Maintain market share from the second half of 2005***

  There has been a slowdown in the rate at which the group has been losing market share, particularly in the key area of home loans in Nedbank Retail. Market shares are still expected to stabilise in the second half of the year.
- ***Grow non-interest revenue through a focus on transactional revenue***

  To grow transactional revenue the group has created focused teams and started to implement a range of initiatives to improve cross-selling, upselling, client service, pricing and bancassurance. The group recognises, however, that this is a longer-term goal and the full benefits are expected to be realised only from 2006.
- ***Build Nedbank Retail***

  Nedbank Retail has historically generated ROEs significantly below those of its retail banking peers. A key focus of the group is to deliver a financial turnaround of Nedbank Retail, while improving client service. Following the restructuring of Nedbank Retail in 2004, good progress has been made in growing revenue and containing expenses, resulting in headline earnings increasing by 105% and return on average equity increasing from 9,29% to 18,3%. The integration of Nedbank and Peoples Bank is progressing according to plan and remains on track for completion by the end of 2005. The restructuring and a focus on staff training will deliver improved client service.
- ***Transform the business beyond the Financial Sector Charter (FSC) targets***

  Nedbank Group's groundbreaking BEE transaction announced in April will see a broad range of black stakeholders acquire direct ownership worth 11,5% of the value of Nedbank Group's South African businesses. The transaction, worth more than R3 billion, was approved by an overwhelming majority of shareholders on 22 July 2005. The scheme shares are due to be issued to the respective BEE trusts on 8 August 2005. The group will then focus on implementing the schemes for employees, retail and corporate clients and community groups, as well as developing its working relationship with the strategic black business partners, based on their performance agreements. Appropriate emphasis still remains on other areas of transformation such as employment equity, skills development, procurement, access to financial services, empowerment financing and social responsibility.

Strategy

Nedbank Group remains committed to its strategy of:

- focusing on the **basics of banking** to meet the financial services needs of clients;
- being a **full-spectrum bank**, providing a comprehensive range of banking and related services to investment banking, corporate and retail clients across all client segments; and
- adopting a **Southern African focus**, while also meeting the international banking needs of our Southern African clients and servicing multinational clients doing business in South Africa.

The key strategic focus areas remain:

- continuing to drive growth in transactional banking;
- building a high-performance culture through the empowerment of employees and ensuring accountability throughout the organisation;
- optimising the business mix by growing Nedbank Retail and improving the product and client mix;
- moving beyond transformation as a business imperative and demonstrating the group's commitment to South Africa; and
- instilling a client-driven business model by creating a client-focused structure and simplifying processes to speed up delivery to clients.

By listening, understanding client needs and delivering to our stakeholders the group strives to become Southern Africa's most highly rated and respected bank by employees, clients, shareholders, regulators and communities.

Business environment

The environment for the banking sector remained positive throughout the period. Stable, low interest rates and low inflation continued to drive consumer spending and retail advances growth. The positive economic conditions also stimulated equity markets and ensured a continuation of the positive credit environment. While the demand for credit in business banking and commercial property finance remains steady, and the initial signs of an increase in infrastructure spend are being noted, the demand for large corporate debt has been muted. The investment banking markets continued to experience strong deal flows, driven primarily by BEE transactions.

Financial performance

Nedbank Group continued to show a turnaround in performance, with headline earnings growing by 74,3% from R802 million to R1 398 million. Basic earnings grew by 73,3% from R810 million to R1 404 million.

Net interest income

Net interest income (NII) increased by 21,2% from R3 319 million to R4 024 million. The group's net interest margin for the period was 3,45%, up from 2,99% for the period to June 2004 and 3,18% for the twelve months to December 2004.

To reflect more accurately the banking margin on banking assets by excluding trading activities and to facilitate easier peer group comparison the group has reclassified certain trading revenues from NII to non-interest revenue (NIR). As a result, the previously reported NII of R3 595 million for the period to June 2004 has decreased by R276 million to R3 319 million. The previously reported comparative for NIR has consequently increased by R276 million from R3 495 million to R3 771 million.

The margin increase can be attributed to:

- the uplift created from a full six months of the rights offer proceeds received in May 2004;
- reduced funding drag as a result of the low levels of interest rate risk in the banking book following the hedging strategy implemented last year;
- income on the proceeds from the sale of non-core investments;
- the repatriation of certain foreign capital during 2004; and
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005.

However, margin was negatively impacted by the 1% reduction in the taxation rate for companies, which resulted in a R54 million reduction in margin arising from the treatment of structured finance deals. This reduction is offset by a corresponding reduction in the taxation line. Margins have also been compressed by the impact of the lower-interest-rate environment and resulting drop in the endowment income earned on capital and the net of non-interest paying liabilities and non-interest earning assets.

% of daily average interest-earning assets – unaudited	%	Rm
December 2004 reported	3,13	7 582
Trading revenue and assets excluded from margin	0,05	(437)
Adjusted 2004 margin	**3,18**	**7 145**
H1 2005 asset growth		719
Net endowment effect	0,18	166
- Rights issue	0,13	122
- Other	0,05	44
Current and savings accounts margin compression	(0,10)	(93)
Market margin compression	(0,16)	(151)
Expensive funding drag	0,11	100
Foreign capital repatriated	0,06	56
Subordinated debt hedge	0,05	46
Expensive empowerment funding for Peoples Bank	0,07	70
Tax structured deals impact	0,06	64
Other		(7)
June 2005 annualised	**3,45**	**8 115**

Non-interest revenue

NIR, excluding foreign currency translation gains/losses, decreased by 1,5% from R3 771 million for the period to June 2004 to R3 716 million for the six months to June 2005.

NIR growth was negatively impacted by the sale of subsidiaries during 2004. In the six months to June 2004 the group generated R228 million of NIR from these subsidiaries. Commission and fee income in the remaining businesses continued to grow steadily, increasing by 11,1%. Trading revenue increased from R554 million for the first half of 2004 to R657 million for the first half of 2005. Exchange and non-interest dealings income is R216 million down on the June 2004 comparative, of which R153 million relates to fair value adjustments.

Other factors that contributed to the movement in NIR are set out below:

Major changes to NIR (Rm) – unaudited	June 2005	June 2004
BondChoice	**138**	63
Realisation of endowment policies	**3**	32
Subsidiaries sold during 2004		228
First-time and pro rata consolidations	**68**	6

Taking the above factors into account, on a directly comparable basis, NIR increased by 1,0%.

Foreign currency translation gains

In line with the strategy of focusing on the basics of banking and reducing earnings volatility the group reduced its exposure to foreign currency movements during 2004, retaining sufficient capital to support the offshore businesses. Owing to the 18% decline in the value of the rand, which weakened from R5,63:US$1,00 on 31 December 2004 to R6,67:US$1,00 on 30 June 2005, the group benefited from translation gains of R165 million on the remaining capital held in its foreign subsidiaries and treated as rand-functional currency for accounting purposes under IFRS.

The adoption of IFRS has led to an increased portion of the foreign currency translation gains/losses being treated as movements in the balance sheet foreign currency translation reserve rather than through the income statement. During the period the group recorded balance sheet translation gains of R48 million.

After further planned restructuring of offshore subsidiaries in the next six months and the associated repatriation of capital, the relative proportion of translation movements flowing through the balance sheet, as opposed to the income statement, is anticipated to increase further. This will further reduce the volatility of earnings resulting from exchange rate movements.

Impairment losses on loans and advances

The introduction of IFRS means that all banks now provide for credit impairments on an incurred loss basis, as opposed to an expected loss basis. In addition, the discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread. This will create more volatility in the reporting of impairment losses on loans and advances in the income statement charge.

As reported in May 2005, the impact of IFRS requirements on the impairments charge for the period to June 2004 was a reduction from the previously reported R719 million to R409 million. A major portion of the change to the June 2004 impairment charge for reporting in terms of IFRS was due to the improving credit environment at that time, combined with the move from reporting on an expected to an incurred loss basis. This improved environment was sustained throughout 2004 and in the first half of 2005, with the resulting impairment charge for the six months to June 2005 of R620 million.

Non-performing loans and properties in possession improved, as reflected in the table below.

Non-performing advances (Rm) – unaudited	June 2005	Dec 2004	% change
Non-performing loans	5 820	6 729	(13,5)
Properties in possession	528	761	(30,6)
Total non-performing advances	6 348	7 490	(15,2)

These non-performing advances represent 2,7% of gross advances (December 2004: 3,3%). The group's gross coverage ratio improved from 89% at 31 December 2004 to 97% at 30 June 2005 and the net coverage ratio improved from 149% at 31 December 2004 to 157% at 30 June 2005.

Expenses

Expenses were well-controlled and declined by 3,9% from R5 524 million to R5 311 million, with the efficiency ratio (excluding foreign currency translation gains/losses) improving from 77,9% to 68,6%.

This decline in expenses is mainly attributable to the following:

Factors resulting in an increase/(decrease) in expenses – unaudited	Rm
First-time consolidation of subsidiaries	35
Subsidiaries disposed in 2004	168
Reduction in fees due to the buyout of alliance partners	(53)
Reduction in one-off recovery and merger costs	(275)
Increase in fees (largely in BondChoice)	56
Other movements, mainly due to inflation	192
Total decrease in expenses	**(213)**

Excluding the one-off merger and recovery expenses from 2004, base expense growth was held at 1,2%. Approximately R48 million of recovery programme expenses have been deferred from the first half of 2005 to the second half of the year. Combined recovery programme and merger expenses are expected to be about R150 million for the year ending December 2005.

Taxation

The tax rate for companies was reduced from 30% to 29% during the reporting period. While tax on earnings decreased as a result, the downward revaluation of the deferred taxation and structured finance assets has resulted in the reduction of headline earnings by approximately R80 million. R54 million of this decrease was reflected as a reduction in NII, as outlined above. The balance of R26 million increased the taxation charge. This, together with a smaller relative impact on taxation from structured deals and an increase in Secondary Tax on companies (STC), has resulted in the effective taxation rate increasing from 14% to 22%.

Balance sheet

Capital

The group continues to be well-capitalised, with the Tier 1 group capital adequacy ratio increasing from 8,1% in December 2004 to 8,5% in June 2005. The total group capital adequacy ratio has remained stable at 12,2% (December 2004: 12,1%).

Advances

Although asset growth rates are behind the rest of the market, advances increased by 5,9% to R228 billion on an annualised basis compared with December 2004. Residential home loan advances grew by 22,3%, with home loans in Nedbank Retail growing at 19%, narrowing the gap between Nedbank's growth and that of its competitors in this sector.

The breakdown of the advances growth is as follows:

Loans and advances – unaudited	June 2005 (Rm)	Dec 2004 (Rm)	Annualised increase (%)
Nedbank Retail	73 252	69 736	10,2
Nedbank Corporate	98 085	93 123	10,7
Nedbank Capital	34 395	32 606	11,1
Other	22 010	25 810	(29,7)
Total	227 742	221 275	5,9

Deposits

Deposits have remained stable and the group has maintained a strong liquidity position.

Divisional performance

Management information systems and reporting continue to be enhanced, with matched-maturity funds transfer pricing now operational and activity-justified funds transfer pricing refined to allocate additional costs from the centre to the respective operating divisions. The segmental reports have been adjusted to reflect these changes as well as other changes as a result of the group reorganisation completed in late 2004. Good progress has also been made in implementing economic capital measurement, which is currently being run in parallel with the existing reporting systems, with a view to full implementation for 2006.

Nedbank Capital

Nedbank Capital increased headline earnings by 25,9% from R355 million to R447 million, and ROE improved from 23,5% to 28,2%. This was driven by 18,6% growth in trading revenue in Treasury due to favourable market conditions as well as good deal flow and a strong performance from Debt Capital Markets, Equity Capital Markets, Nedcor Securities, Investment Banking and Specialised Finance.

Expenses have reduced despite higher joint-venture fees paid to Macquarie as a result of higher earnings. The expense reduction was aided by the sale of Edward Nathan & Friedland and lower rental costs following the relocation of the London offices to premises shared with Old Mutual plc.

The benefits of an integrated investment bank with a strong focus on specific sectors is becoming evident and the transaction pipeline remains strong.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 14,2% from R812 million to R927 million, while ROE increased from 17,7% to 19,1%. NII was negatively impacted by lower endowment levels, while margins (excluding endowment) were unchanged. Corporate loan growth is muted as clients remain cash flush, and the market is highly competitive. Growth in Business Banking assets in KwaZulu-Natal and the Western Cape is below average and some market share has been lost in these regions following the merger integration process. Property Finance continues to perform strongly and Nedbank Africa performed in line with expectations.

NIR was boosted by the consolidation of Fasic (not included in the comparative period for 2004), a strong performance from BondChoice and growth in transactional banking. Fee generation on foreign exchange commission was lower than expected and there is increasing pressure on specialised fees.

The impairment environment continues to be favourable, reflecting the current positive economic cycle.

Operating expenses remain well-controlled. However, the expected appointment of further sales staff to improve client service is expected to result in a slight increase in staff expenses in the second half of 2005.

New managing directors were appointed in Corporate Banking, Business Banking and Nedbank Africa at the start of the year. In addition, five divisional directors were appointed head up geographically based business units established in Business Banking to enhance client service, accountability and performance through decentralised and empowered management. Our commitment to going 'beyond transformation' is reflected through five of the eight appointments being either black or female executives.

Pressure on margins in the current low-interest-rate environment, competitive pricing, disintermediation and corporate clients being cash flush will continue to impact earnings growth, particularly within Corporate Banking.

Nedbank Corporate continues to build strong relationships with its core clients and to work closely with both Nedbank Retail (card acquiring and schemes) and Nedbank Capital to leverage client relationships and broaden the range of products and services to add greater value for clients.

Nedbank Retail

Nedbank Retail increased headline earnings by 105,1% from R214 million to R439 million, and ROE increased from 9,2% to 18,3%. Despite the negative endowment impact from the interest rate cut in April, NII was driven by strong advances growth primarily due to the 19% year-on-year growth in home loans. NIR benefited from increased volumes, insurance commissions and increased stockbroking activity in BoE Private Clients.

The growth in credit impairments is distorted by the prior-year IAS39 restatements that caused a R206 million reduction in the restated first half of 2004. Adjusting for this restatement, impairments reduced by 2,5% year on year.

Expense growth, on a comparable basis, has remained flat, due to operational efficiencies and delays in marketing spend. Marketing spend is planned to increase in the second half of 2005.

The rate of market share losses continues to slow, particularly in the key home loans sector. This has been driven by improved channel management and process and structural changes made in Nedbank Retail.

The Nedbank/Peoples Bank integration is progressing well. The Peoples Bank and Nedbank branches are operating on a common IT platform and Peoples Bank is scheduled to convert fully to the Nedbank systems in August 2005. It is anticipated that 146 branches will be rebranded to Nedbank, 56 closed and 24 new branches opened. 11 branches have been closed to date, with the remaining 45 earmarked for closure by the end of 2005. The rationalisation and rebranding costs will amount to approximately R52 million, of which R10 million has already been incurred. Following this integration Nedbank Retail will have 443 Nedbank branches, 46 Old Mutual Bank branches, 1 119 Nedbank ATMs and 55 Old Mutual Bank ATMs.

Nedbank Retail is currently replacing and upgrading all ATMs and self-service terminals at a capital cost of approximately R160 million. This is planned for completion by the second half of 2006.

Good progress has been made in the first half of 2005 towards setting the foundation for the turnaround of Nedbank Retail. The key future focus areas in Nedbank Retail are client service, advances growth, reduction in impairments, bancassurance and staff morale.

Imperial Bank

Imperial Bank increased headline earnings by 19,1% from R47 million to R56 million. NII grew by 17,0%, despite the negative endowment impact of the interest rate cut. This was driven by strong growth of Motor Vehicle Finance, while advances growth in Property Finance slowed due to a more conservative approach to this sector of the business. Impairments declined by 12,5% due to a more favourable credit environment and to a reduction in provisioning requirements in both Property Finance and Aviation.

Nedbank Group and Imperial Holdings each contributed R70 million of additional capital to Imperial Bank in March 2005. This has resulted in an initial dilution of ROE (measured on Nedbank Group's investment) from 14,2% to 10,3%, but will support future growth.

During the six months to June 2005 a new Chief Executive, Chief Financial Officer and chief risk officer were appointed. This new management team has settled down well and staff morale is good. The outlook for the remainder of the year remains robust, with continued strong advances growth in the motor sector and a good credit environment expected to continue.

Central Services

Costs in central services divisions in 2004 have been restated to reflect the reorganisation, which saw a number of previously centralised functions moving to the operating divisions, including the move of all branch operations to Nedbank Retail. Overall the headline loss from shared services has reduced from R128 million (R432 million pre-IFRS and that to the abovementioned restatements) to R94 million.

The headline loss of R377 million (June 2004: R498 million or R987 million pre-IFRS and prior to the abovementioned restatements) from Capital Management and Central Funding comprises primarily the preference share dividend, the funding of the group's goodwill, the cost of the expensive empowerment funding for Peoples Bank, the excess cost of the subordinated debt and the deferred tax rate adjustment, offset by the foreign exchange translation gain.

Sustainability

Nedbank Group continues to focus on sustainable development for the long-term benefit of the company and the communities it serves. The group has again been included in the JSE Socially Responsible Investment (SRI) Index for 2005 and was rated among the top three companies in its category.

Prospects

Nedbank Group reaffirms its targets of achieving a return on average ordinary shareholders' equity of 20% and an efficiency ratio of 55% for 2007.

Assuming a stable interest rate environment, the performance in the second half of the year is likely to be impacted by the following:

- margin will benefit from the settlement of the expensive empowerment funding for Peoples Bank in the first half, but could be negatively influenced by the continued industry pressure on margins; and
- expense growth will continue to be contained as the group focuses on extracting operational efficiencies, but will increase as a result of the branch rationalisation and rebranding costs of Peoples Bank (approximately R42 million), increased second-half marketing expenditure (approximately R100 million), the share-based payment cost of the BEE transaction (approximately R156 million) and one-off merger and recovery costs (approximately R150 million for 2005).

The group continues to invest in technology- and infrastructure-related projects. Strategic initiatives are in progress to upgrade several legacy systems while at the same time preparing for the Basel II systems requirements. Projects to upgrade transactional banking systems and consolidate multiple Corporate Banking channels are in progress. New financial processing systems and client information projects have been approved to support the client-centric strategy of the bank. All data and voice networks in the group have been outsourced, in conjunction with Old Mutual (SA), to a Telkom/CSC consortium, which will replace all existing network infrastructure with up-to-date technology. This outsourcing contract will save Nedbank approximately R700 million over the next five years, with savings of R60 million in 2005. The group is in the process of centralising information technology in the Group Technology and Support Services Cluster.

As previously reported, the detailed three-year plan envisages:

- the group maintaining its advances market share from the second half of 2005 expecting this to be achieved particularly in the key category of residential home loans, although categories such as credit cards may take longer;
- continued growth in revenue ahead of growth in expenses;
- a focus on growing transactional revenue;
- nedbank Retail being a major growth area for the group; and
- continued transformation of the group.

Full-year earnings forecast

As a result of the improved performance to date and expected earnings for the balance of the year – and assuming that exchange rates remain constant – the group forecasts headline earnings of between 58% and 78% higher than the R1 742 million restated results under IFRS for 2004. Headline earnings per share are estimated to be between 44% and 62% greater than the IFRS-restated 483 cents per share reported for December 2004. Basic earnings per share for the full year will be between 65% and 85% higher than the IFRS-restated 423 cents per share reported for December 2004.

These forecasts have not been audited or reviewed by the company's auditors.

Post-balance-sheet event – BEE transaction

On 19 April 2005 the group announced its intention to implement a BEE ownership transaction, which would increase black shareholding by 11,5% of the value of Nedbank's South African businesses.

The proposals involve the issue of new ordinary shares in Nedbank Group to various share trusts for the benefit of black employees within the group, black clients and black business partners in South Africa. The proposals were approved by shareholders at a general meeting held on 22 July 2005.

Implementation of the proposals will take place during August 2005, resulting in the listing of 41 268 130 new ordinary shares. Of these, 39 843 139 ordinary shares are to be accounted for as treasury shares.

The total economic cost of this transaction is expected to be R968 million. Share-based payment costs in accordance with IFRS 2, which are required to be recognised on issue of the company's shares, are estimated at R933 million, of which R156 million is expected to be incurred in the second half of 2005.

Changes to board of directors

During the period under review the following changes were made to the board of Nedbank Group:

- Bob Head was appointed as a non-executive director (1 January 2005);
- Hixonia Nyasulu resigned as an independent non-executive director and vice-chairman (26 January 2005);
- Phuthuma Nhleko resigned as a non-executive director (21 April 2005); and
- Lot Ndlovu changed status from an executive director to non-executive director (1 May 2005).

Accounting policies

The Nedbank Group financial results have been prepared in accordance with International Financial Reporting Standards (IFRS), as expected to be effective for the year ending 31 December 2005. These standards are subject to ongoing review and possible amendment in terms of interpretive guidance from the International Financial Reporting Interpretations Committee (IFRIC).The results may therefore be subject to change at future reporting dates.

Restatement of comparatives:

1. The group's results for the June and December 2004 reporting dates have been restated to reflect the requirements of reporting under IFRS. These restated results for 2004 were disclosed in an announcement on 3 May 2005. The material adjustments for reporting under IFRS are noted in the reconciliation of results, as reported below
2. Income reclassification – during the period under review the group changed its disclosure in respect of income and the 2004 results have been restated accordingly. The components of net interest income (NII) and non-interest revenue (NIR) were analysed and the nature and classification of interest income and non-interest revenue was refined. In essence, all income earned in respect of banking activities (ie transactions entered into for the purpose of earning a margin between interest earned and interest paid) is classified as either interest income or interest expense and included in NII. By the same token all transactions entered into for the purpose of trading activities are classified as part of NIR. The effect of this change in disclosure is to decrease NII by R276m for the period ended 30 June 2004 and R437m for the year ended 31 December 2004, with a simultaneous increase in NIR in the relevant periods.
3. Balance sheet reclassifications – certain provisions for leave pay and onerous lease totalling R425m have been reclassified, for the reporting period ended 30 June 2004, from the 'Amounts owed to depositors category to Other liabilities category.
4. Segmental reporting comparative results for 2004 have been restated to take into account the changes in improved profitability measurement and group restructures implemented late in 2004. The restatements include the new internal funds transfer pricing system, improved activity-justified transfer pricing process and a risk-weighted capital allocation and charging methodology, while liquid assets and cash reserving costs are no longer held at the centre, but are charged to the operating segments.
5. Operating lease costs – the historical accounting and interpretation in South Africa of AC105/IAS17 has not been in line with international interpretation and application. Interpretive guidance by the South African Institute of Chartered Accountants' Accounting Practices Committee – Circular 7/2005 issued on 2 August 2005 – required minimum lease payments, which are subject to a fixed rate escalation, to be spread over the life of the lease and the escalation not to be accounted for in the year of occurrence. The group has assessed the materiality of any adjustment in terms of this requirement, and does not expect this adjustment of the materially affect the current reported results or shareholders' equity for any prior-year adjustment. Any adjustments required will be accounted for in line with the revised interpretive guidance in the group's results for the year ending 31 December 2005

Reviewed results – auditors' opinion

The group's auditors, KPMG Inc and Deloitte & Touche, have reviewed these results and the review opinion is available for inspection at the company's registered office.

Capitalisation award with a cash dividend alternative

Notice is hereby given that the directors of the company have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Ordinary shareholders will be entitled, in respect of all or part of their shareholding, to elect to receive new fully paid ordinary shares which shares will be issued only to those ordinary shareholders who elect in respect of all or part of their shareholding, on or before 12:00 Friday, 9 September 2005, to receive the capitalisation award shares. Shareholders not electing to receive new fully paid ordinary shares in respect of all or part of their shareholding will be entitled to receive a cash dividend alternative of 105 cents per ordinary share (the cash dividend alternative).

In accordance with the provisions of STRATE, the electronic statement and custody system used by JSE Limited, the relevant dates for the capitalisation award election and the cash dividend alternative are as follows:

Last day to trade to participate in the capitalisation award or the cash dividend alternative	Friday, 2 September
Shares trade ex the capitalisation award election and the cash dividend alternative on	Monday, 5 September
Listing of the maximum number of new ordinary shares that could be taken up in terms of the capitalisation award on	Monday, 5 September
Last day to elect to receive capitalisation award shares, failing which you will receive the cash dividend alternative to be reviewed by 12:00 on	Friday, 9 September
Record date to participate in the capitalisation award or receive the cash dividend alternative	Friday, 9 September
Payment of the cash dividend alternative to shareholders who have elected not to participate in the capitalisation award or have participated in the capitalisation award in respect of only part of their shareholding	Monday, 12 September
New shares issued and posted or duly appointed central securities depository participant (CSDP) or broker accounts credited regarding the shares to be issued to shareholders participating in the capitalisation award in respect of all or part of their shareholding on	Monday, 12 September
The maximum number of new shares listed in terms of the capitalisation award adjusted to reflect the actual number of shares issued in terms of the capitalisation award on or about September	Thursday, 15

Shares may not be dematerialised or rematerialised between Monday, 5 September, and Friday, 9 September 2005, both days inclusive. The above dates and times are subject to change. Any changes will be published on SENS and in the press.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 105 cents per ordinary share bears to the 30-day volume-weighted average price for the company's share, to be determined by no later than Friday, 26 August 2005. Details of the ratio will be published on SENS no later than Friday, 26 August 2005, and in the financial press the following business day. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formula gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

A circular relating to the capitalisation award and the cash dividend alternative will be posted to shareholders on or about Monday, 22 August 2005.

Note: Dematerialised shareholders are required to notify their CSDP or broker of his/her election in terms of the capitalisation award in the manner and at the time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

For and on behalf of the board

WAM Clewlow – *Chairman* **TA Boardman** – *Chief Executive*

4 August 2005

Registered office: Nedbank Group Limited, Nedbank Sandton, 135 Rivonia Road, Sandown, 2196. PO Box 1144, Johannesburg, 2000

Transfer secretaries: Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001. PO Box 61051, Marshalltown, 2107.

Directors: WAM Clewlow *(Chairman)*, Prof MM Katz *(Vice-chairman)*, ML Ndlovu *(Vice-chairman)*, TA Boardman *(Chief Executive)*, CJW Ball, MWT Brown *(Chief Financial Officer)*, RG Cottrell, BE Davison, N Dennis *(British)*, Prof B Figaji, RM Head *(British)*, JB Magwaza, ME Mkwanazi, JVF Roberts *(British)*, CML Savage, JH Sutcliffe *(British)*

Company secretary: GS Nienaber **Reg No:** 1966/010630/06 **Share code:** NED **ISIN code:** ZAE000004875

This announcement is available on the group's website – www.nedbankgroup.co.za – together with the following additional information:

- detailed financial information in HTML, PDF and Excel formats;
- financial results presentation to analysts; and
- link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by e-mail at **nedbankgroupir@nedbank.co.za**.

Group structure


Group Human Resources
Shirley Zinn
Chief Executive's Office
Derek Muller
Group Strategy and Corporate Affairs
Nolitha Fakude
Group Technology and Support Services
Len de Villiers
Strategic Recovery and Turnaround Office
Barry Hore
Group Finance
Mike Brown
Enterprise Governance and Compliance
Selby Baqwa
Group Risk
Philip Wessels
Chief Executive
Tom Boardman
Nedbank Corporate
Graham Dempster
Nedbank Capital
Brian Kennedy
Nedbank Retail
Rob Shuter
Imperial Bank
Rene van Wyk
(50,1%)
Corporate Banking
Mfundo Nkuhlu
Property Finance
Frank Berkeley
Business Banking
Ingrid Johnson
Nedbank Africa
Paul Baloyi
Investment Banking
Brandon Doyle
Specialised Finance
Anton Taljaard
Treasury
Peter Lane
Global Markets
Hannes van der Westhuyzen
Equity Capital Markets
Patrick Jackson
Debt Capital Markets
Peter Lane
Nedcor Securities
Jean du Plessis
Retail Banking Services
Clive van Horen
Nedbank Card
Sydney Gericke
Retail Bancassurance and Wealth
Dave Macready
Nedbank Homeloans
June Tudhope
Nedbank Personal Loans
Sarel Rudd
Retail Product Solutions
Saks Ntombela
Retail International
Gavin Cookman

Financial highlights

for the period ended

		Reviewed June 2005	Restated June 2004	Restated December 2004
Share statistics				
Number of shares listed	m	395,3	392,9	394,2
Weighted average number of shares	m	394,4	327,8	360,9
Fully diluted weighted average number of shares	m	394,5	330,1	361,8
Headline earnings per share	cents	354	245	483
Headline earnings per share (excluding foreign currency translation gains/losses)	cents	313	275	560
Fully diluted headline earnings per share	cents	354	243	481
Basic earnings per share (previously attributable earnings per share)	cents	356	247	423
Fully diluted basic earnings per share	cents	356	245	422
Dividend declared per share	cents	105	44	120
Dividend paid per share	cents	76	35	79
Dividend cover	times	3,4	5,6	4,0
Net asset value per share (investments at market value)	cents	5 067	4 499	4 692
Tangible net asset value per share (investments at market value)	cents	3 803	3 162	3 400
Closing share price	cents	7 439	6 170	7 780
Price earnings ratio	historical	21	25	16
Market capitalisation	Rbn	29,4	24,2	30,7
Key ratios				
Return on ordinary shareholders' equity	%	14,6	11,7	11,0
Return, excluding foreign currency translation gains/losses, on ordinary shareholders' equity	%	12,9	13,1	12,7
Return, excluding foreign currency translation gains/losses, merger and recovery expenses, on ordinary shareholders' equity	%	13,5	17,8	16,7
Return on total assets	%	0,85	0,53	0,54
Return, excluding foreign currency translation gains/losses, on total assets	%	0,75	0,58	0,62
Net interest income to interest-earning assets	%	3,45	2,99	3,18
Non-interest revenue to total income	%	49,1	52,5	53,1
Impairments to total loans and advances	%	2,6	3,2	2,9
Efficiency ratio	%	67,2	79,0	74,8
Efficiency ratio (excluding foreign currency translation gains/losses)	%	68,6	77,9	73,5
Effective taxation rate	%	22,1	14,0	24,2
Group capital adequacy ratio:				
Tier 1	%	8,5	7,7	8,1
Total	%	12,2	12,0	12,1
Number of employees		21 266	23 172	21 103
Balance sheet				
Total equity attributable to equity holders	Rm	20 028	17 677	18 497
Total shareholders' equity	Rm	23 658	21 112	21 948
Amounts owed to depositors	Rm	262 946	236 193	254 299
Loans and advances to customers	Rm	227 742	206 553	221 275
Gross	Rm	233 913	213 363	227 959
Impairment of loans and advances	Rm	(6 171)	(6 810)	(6 684)
Total assets	Rm	336 158	300 801	327 900
Assets under management	Rm	73 686	87 574	68 982
Total assets administered by the group		409 844	388 375	396 882
Earnings reconciliation				
Income attributable to equity holders	Rm	1 404	810	1 527
Less: Non-headline earnings items	Rm	6	8	(215)
Non-trading and capital items	Rm	6	(9)	(254)
Taxation on non-trading and capital items	Rm		17	39
Headline earnings	Rm	1 398	802	1 742
Headline earnings (excluding foreign currency translation gains/losses)	Rm	1 233	900	2 022

Income statement

for the period ended

Rm	Note	% change	Reviewed June 2005	Restated June 2004	Restated December 2004
Interest and similar income		(5)	**10 818**	11 350	22 789
Interest expense and similar charges		(15)	**6 794**	8 031	15 644
Net interest income	1	21	**4 024**	3 319	7 145
Impairment charge on loans and advances	2		**620**	409	1 217
Income from lending activities		17	**3 404**	2 910	5 928
Non-interest revenue	3	(1)	**3 716**	3 771	8 373
Foreign currency translation gains/(losses)	4	>100	**165**	(98)	(280)
Operating income		11	**7 285**	6 583	14 021
Total expenses			**5 311**	5 524	11 404
Operating expenses	5	2	**5 064**	4 943	10 239
Transaction taxes	5	(4)	**164**	170	470
Fees due to Alliance Partners	5	(64)	**30**	83	70
Merger expenses	5	(44)	**53**	94	246
Recovery programme expenses	5			234	379
Profit from operations before non-trading and capital items		86	**1 974**	1 059	2 617
Non-trading and capital items		>100	**6**	(9)	(254)
Impairment of goodwill				(91)	(87)
Profit/(loss) on sale of subsidiaries, investments and property and equipment		(96)	**6**	137	(74)
Net impairment of investments, property and equipment and capitalised development costs				(55)	(93)
Profit from operations		89	**1 980**	1 050	2 363
Share of profits of associates and joint ventures	10	(4)	**77**	80	147
Profit before taxation		82	**2 057**	1 130	2 510
Total taxation			**454**	142	629
Taxation	6	>100	**454**	159	668
Taxation on non-trading and capital items	6			(17)	(39)
Profit for the period		62	**1 603**	988	1 881
Minority interest income attributable to					
– ordinary shareholders	7	22	**(83)**	(68)	(125)
– preference shareholders	8		**(116)**	(110)	(229)
Income attributable to equity holders		73	**1 404**	810	1 527

	Basic	Basic fully diluted	Headline	Headline fully diluted
Earnings per share				
June 2005				
Net earnings for the period (Rm)	**1 404**	**1 404**	**1 398**	**1 398**
Weighted average number of ordinary shares	**394 437 650**	**394 517 082**	**394 437 650**	**394 517 082**
Earnings per share (cents)	**356**	**356**	**354**	**354**
December 2004				
Net earnings for the period (Rm)	1 527	1 527	1 742	1 742
Weighted average number of ordinary shares	360 878 724	361 753 888	360 878 724	361 753 888
Earnings per share (cents)	423	422	483	481
June 2004				
Net earnings for the period (Rm)	810	810	802	802
Weighted average number of ordinary shares	327 817 574	330 135 499	327 817 574	330 135 499
Earnings per share (cents)	247	245	245	243

Basic earnings and headline earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Basic fully diluted earnings and headline fully diluted earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

Balance sheet

as at

Rm	Note	Reviewed June 2005	Restated June 2004	Restated December 2004
Assets				
Cash and balances with central banks		**14 032**	11 809	10 050
Other short-term securities		**20 776**	9 549	16 310
Government and other securities		**24 320**	22 322	26 224
Derivative financial instruments		**22 146**	21 509	27 560
Loans and advances to customers	9	**227 742**	206 553	221 275
Other assets		**7 447**	8 391	6 816
Current taxation receivable		**200**	174	196
Investments in associate companies and joint ventures	10	**1 287**	1 464	1 089
Investment securities	11	**6 618**	8 167	6 565
Post-employment assets		**974**	506	992
Deferred taxation asset		**1 258**	1 245	1 169
Investment property		**174**	133	174
Property, plant and equipment		**2 745**	2 704	2 828
Non-current assets held for sale		**48**	13	48
Computer software and capitalised development costs	12	**1 322**	1 558	1 419
Goodwill	13	**3 673**	3 695	3 676
Customers' indebtedness for acceptances		**1 396**	1 009	1 509
Total assets		**336 158**	300 801	327 900
Shareholders' equity and liabilities				
Ordinary share capital		**395**	393	394
Ordinary share premium		**9 976**	9 832	9 892
Reserves		**9 657**	7 452	8 211
Total equity attributable to equity holders		**20 028**	17 677	18 497
Minority shareholders' equity attributable to – ordinary shareholders	7	**860**	665	681
– preference shareholders	8	**2 770**	2 770	2 770
Total shareholders' equity		**23 658**	21 112	21 948
Derivative financial instruments		**22 633**	19 856	28 055
Amounts owed to depositors	14	**262 946**	236 193	254 299
Other liabilities		**12 224**	9 413	9 117
Deferred revenue		**246**	225	257
Current taxation liabilities		**276**	189	193
Deferred taxation liabilities		**1 092**	864	1 125
Post-employment liability		**961**	640	979
Investment contract liabilities		**3 395**	3 803	3 109
Long-term debt instruments	15	**7 331**	7 497	7 309
Liabilities under acceptances		**1 396**	1 009	1 509
Total liabilities		**312 500**	279 689	305 952
Total shareholders' equity and liabilities		**336 158**	300 801	327 900
Guarantees on behalf of customers excluded from assets		**9 352**	10 429	10 770

IAS 39: Balance sheet classification of financial instruments

as at

Rm	June 2005 Assets	June 2005 Liabilities	June 2004 Assets	June 2004 Liabilities	December 2004 Assets	December 2004 Liabilities
Fair value	**59 491**	**34 399**	56 939	27 137	66 438	36 153
Financial assets and liabilities at fair value through profit and loss	**54 287**	**34 399**	54 369	27 137	63 283	36 153
Available for sale	**5 204**		2 570		3 155	
Amortised cost	**267 247**	**276 733**	234 340	251 499	251 952	268 481
Loans and receivables	**260 440**		232 990		244 879	
Held to maturity	**6 807**		1 350		7 073	
Non-trading liabilities		**276 733**		251 499		268 481
Other assets and liabilities	**9 420**	**1 368**	9 522	1 053	9 510	1 318
Total shareholders' equity		**23 658**		21 112		21 948
	336 158	**336 158**	300 801	300 801	327 900	327 900

Statement of changes in shareholders' equity

Rm	Number of ordinary shares	Ordinary share capital	Ordinary share premium	Reserves not* available for distribution	Foreign currency translation reserve	Loan loss reserve
Balance at 31 December 2003 as previously reported	274 754 425	275	4 801	6	(209)	
IAS transitional adjustment					209	
Restated balance at 31 December 2003	274 754 425	275	4 801	6	–	–
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	1 528 512	2	92			
Shares issued in terms of rights offer	114 481 010	114	5 037			
Other share issues	2 175 867	2	99			
Share issue expenses			(197)			
Preference share cumulative dividend						
Income attributable to equity holders						
Preference share dividend paid						
Transfer from/(to) reserves				63		430
Release of reserve previously not available				(25)		
Foreign currency translation reserve movements					(116)	
Revaluation of property						
Share-based payments reserve movements						
Acquisition of subsidiaries						
Disposals of subsidiaries						
Dividends to shareholders						
Available for sale reserve						
Other						
Balance at 30 June 2004	392 939 814	393	9 832	44	(116)	430
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	1 237 746	1	76			
Other share issues	33 830		3			
Share issue expenses			(18)			
Shares held by subsidiaries	(240 000)		(1)			
Preference share dividend paid						
Income attributable to equity holders						
Transfer from/(to) reserves				35		(430)
Release of reserve previously not available				(23)		
Foreign currency translation reserve movements					(32)	
Revaluation of property						
Share-based payments reserve movements						
Dividends to shareholders						
Available for sale reserve						
Acquisition of subsidiaries						
Disposals of subsidiaries						
Other						
Balance at 31 December 2004	393 971 390	394	9 892	56	(148)	–
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**1 107 800**	**1**	**85**			
Share issue expenses			**(1)**			
Preference dividend paid						
Income attributable to equity holders						
Transfer from/(to) reserves						
Release of reserve previously not available				**(28)**		
Foreign currency translation reserve movements					**48**	
Foreign currency movements						
Share-based payments reserve movements						
Dividends to shareholders						
Available for sale reserve						
Recapitalisation of Imperial Bank						
Disposals of subsidiaries						
Other						
Balance at 30 June 2005	**395 079 190**	**395**	**9 976**	**28**	**(100)**	

*Release of reserve previously not available relates to the differences between the market price and the exercise price of options granted to employees that were exer

	Property revaluation reserve	Share-based payment reserve	Other non-distributable reserves	Available for sale reserve	Other distributable reserves	Total equity attributable to equity holders	Minority shareholders' interest	Preference share capital and premium	Total shareholders' equity
			107	–	6 667	11 647	652	2 802	15 101
	296	9			(619)	(105)	(30)		(135)
	296	9	107	–	6 048	11 542	622	2 802	14 966
						94			94
						5 151			5 151
						101			101
						(197)			(197)
						–		(32)	(32)
					810	810	68	110	988
						–		(110)	(110)
			83		(576)	–			–
						(25)			(25)
						(116)			(116)
	(13)					(13)			(13)
		5				5			5
						–	(10)		(10)
						–	(5)		(5)
					(97)	(97)			(97)
				416		416			416
					6	6	(10)		(4)
	283	14	190	416	6 191	17 677	665	2 770	21 112
						77			77
						3			3
						(18)			(18)
						(1)			(1)
						–		(119)	(119)
					717	717	57	119	893
			(44)		439	–			–
						(23)			(23)
						(32)			(32)
	(21)					(21)			(21)
		21				21			21
					(172)	(172)	(15)		(187)
				205		205			205
						–	(28)		(28)
						–	5		5
			22		42	64	(3)		61
	262	35	168	621	7 217	18 497	681	2 770	21 948
						86			86
						(1)			(1)
						–		(116)	(116)
					1 404	1 404	83	116	1 603
			7		(7)	–			–
						(28)			(28)
						48			48
						–	23		23
		38				38			38
					(300)	(300)			(300)
				242		242			242
						–	70		70
						–	(10)		(10)
					42	42	13		55
	262	73	175	863	8 356	20 028	860	2 770	23 658

xercised in the current year.

Cash flow statement

for the period ended

Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Cash flows from operating activities	**3 019**	2 663	5 723
Change in working funds	**1 688**	(6 345)	(11 804)
Cash generated/(utilised) by operating activities before taxation	**4 707**	(3 682)	(6 081)
Taxation paid	**(360)**	(285)	(835)
Net cash generated/(utilised) by operating activities	**4 347**	(3 967)	(6 916)
Cash flows from investment activities	**(127)**	1 228	2 836
Cash flows from financing activities	**(238)**	2 321	1 903
Net increase/(decrease) in cash and cash equivalents	**3 982**	(418)	(2 177)
Cash and balances with central banks at beginning of period	**10 050**	12 227	12 227
Cash and balances with central banks at end of period	**14 032**	11 809	10 050

Reconciliation of restated income attributable to equity holders as reported under IFRS

Reviewed for the period ended

Rm	Note	31 December 2004	30 June 2004
As previously reported		**974**	380
Adjustments for:			
Credit impairment	1	**140**	215
Revenue recognition and deferred acquisition costs	2	**(31)**	(14)
Goodwill	3	**281**	127
Foreign exchange	4	**91**	116
Share-based payments	5	**(15)**	(4)
Post-employment benefits	6	**131**	
Property, plant and equipment	7	**(44)**	(10)
As reported under IFRS		**1 527**	810

Reconciliation of restated assets, liabilities and equity as reported under IFRS

Reviewed for the period ended

		Assets		Liabilities		Equity	
Rm	Note	31 December 2004	30 June 2004	31 December 2004	30 June 2004	31 December 2004	30 June 2004
As previously reported		**327 238**	300 353	**305 652**	279 421	**21 586**	20 932
Adjustments for:							
Credit impairment	1	**107**	185			**107**	185
Revenue recognition and deferred acquisition costs	2	**81**	69	**257**	225	**(176)**	(156)
Goodwill	3	**281**	127			**281**	127
Share-based payments	5	**18**	8			**18**	8
Post-employment benefits	6	**(45)**	(176)	**43**	43	**(88)**	(219)
Property, plant and equipment	7	**220**	235			**220**	235
As reported under IFRS		**327 900**	300 801	**305 952**	279 689	**21 948**	21 112

Reconciliation of restated statement of changes in shareholders' equity as reported under IFRS

Rm	Note	Ordinary share capital	Ordinary share premium	Reserves	Minority shareholders' equity	Preference share capital and premium	Total
As at 1 January 2004							
As previously reported		275	4 801	6 571	652	2 802	15 101
Income statement movements:							
Credit impairments	1			(28)	(5)		(33)
Revenue recognition and deferred acquisition costs	2			(115)	(20)		(135)
Goodwill	3						–
Foreign exchange	4						–
Share-based payments	5			7			7
Post-employment benefits	6			(216)	(3)		(219)
Property, plant and equipment	7			247	(2)		245
As reported under IFRS		275	4 801	6 466	622	2 802	14 966
As at 30 June 2004							
As previously reported		393	9 832	7 238	699	2 770	20 932
Income statement movements:							
Credit impairments	1			187	(2)		185
Revenue recognition and deferred acquisition costs	2			(129)	(27)		(156)
Goodwill	3			127			127
Foreign exchange	4						–
Share-based payments	5			8			8
Post-employment benefits	6			(216)	(3)		(219)
Property, plant and equipment	7			237	(2)		235
As reported under IFRS		393	9 832	7 452	665	2 770	21 112
As at 31 December 2004							
As previously reported		394	9 893	7 808	721	2 770	21 586
Income statement movements:							
Credit impairments	1			112	(5)		107
Revenue recognition and deferred acquisition costs	2			(146)	(30)		(176)
Goodwill	3			281			281
Foreign exchange	4						–
Share-based payments	5			18			18
Post-employment benefits	6			(85)	(3)		(88)
Property, plant and equipment	7			222	(2)		220
As reported under IFRS		394	9 893	8 210	681	2 770	21 948

Material adjustments

The basis of the material adjustments, net of the associated tax impact, as shown in the tables for Reconciliation of restated income attributable to equity holders and Reconciliation of restated statement of changes in shareholders' equity are noted below:

Note 1: Credit impairment

Previously the group calculated its impairment losses on loans and advances on an "expected loss" basis. Credit impairments were calculated using historical data and trends. The discount rate used to calculate the recoverable amount included an allowance for a credit spread.

Under IFRS the group has moved to an "incurred loss" basis. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more past events that have occurred since initial recognition. IFRS also allows for the creation of a credit impairment for incurred but not reported ("IBNR") losses in order to provide for latent losses in a portfolio of loans that have not yet been individually evidenced. The discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread.

Note 2: Revenue recognition and deferred acquisition costs

Previously fees charged and certain related acquisition costs for originating loans were recognised immediately in the income statement.

In accordance with IFRS, fees charged for loans are recognised as revenue as the services are provided. Initial fees, which relate to the future provision of services, are deferred and amortised over the anticipated period in which the services will be provided.

Similarly costs that are directly attributable to securing a loan are deferred as an asset and amortised as the related revenue is recognised.

Note 3: Goodwill

Previously, the group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Goodwill was subject to review for indications of impairment and any impairment losses were recognised in the income statement.

IFRS requires that goodwill is not amortised but is subject to impairment reviews, both annually and when there are indications that the carrying value may not be recoverable. Negative goodwill is no longer recognised on the balance sheet but in the income statement as it arises.

The 2004 goodwill amortisation previously recognised in the income statement has been reversed, resulting in a corresponding increase in equity. All goodwill has been tested for impairment at 1 January 2004, 30 June 2004, and 31 December 2004 in accordance with IFRS with no further impairment being recognised on transition. Negative goodwill that was previously held on the balance sheet at the transition date was released to reserves.

Note 4: Foreign exchange

Previously the group classified the assets and liabilities of all foreign subsidiaries and branches as either foreign entities or integrated operations. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity, in the Foreign Currency Translation Reserve ("FCTR"), while those of the integrated operations were recognised in the income statement.

IFRS requires the group to determine the "functional currency" for all entities and the distinction between foreign entities and integrated operations has been removed. An entity, which has a non-rand functional currency, is translated at the closing exchange rate and the differences arising are reported directly to equity, whilst all other entities classified as having a rand-functional currency report foreign currency translation differences in the income statement.

The group has elected to apply the exemption afforded to it by IFRS 1 and reset the balance of the FCTR to zero at the date of transition to IFRS.

Note 5: Share-based payments

The group grants share options to employees under employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense to the group, other than a dilution in earnings per share when the shares were issued.

In accordance with the requirements of IFRS, the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value of outstanding employee share options with regard to its equity settled schemes. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

Note 6: Post-employment benefits

Previously the group elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains or losses in excess of 10% of the surplus or deficit in the fund were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of the employees.

Under IFRS 1 the group has applied the option to eliminate its pension fund corridor against opening retained income at the date of transition. The asset has been eliminated, and the adjustment taken to retained earnings as at 1 January 2004.

Future actuarial gains or losses will continue to be recognised using the corridor method.

Note 7: Property, plant and equipment

Previously property, plant and equipment were measured at cost less accumulated depreciation and impairment losses.

Under IFRS, equipment (principally computer equipment, motor vehicles, fixtures and furniture), is still stated at cost less accumulated depreciation and impairment losses.

Owner-occupied property has been recognised at revalued amounts, being the fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. Increases in valuation of the properties are taken to a revaluation reserve. This revaluation reserve is amortised over the remaining useful life of the property.

Land is not depreciated.

Investment properties are stated at revalued amounts, being fair value at the date of revaluation less accumulated impairment losses. Increases or decreases in valuation are recognised in the income statement and investment properties are not depreciated.

ROE drivers

for the period ended

	June 2005 Unaudited	June 2004 Restated Unaudited	
Net interest income	4 024	3 319	Net interest income/average interest-earning assets
Non-interest revenue	3 716	3 771	Non-interest revenue/average interest-earning assets
Income from normal operations	7 740	7 090	
Impairment of advances	(620)	(409)	Impairments/average interest-earning assets
Total expenses	(5 311)	(5 524)	Total expenses/average interest-earning assets
Attributable earnings of associates	77	80	Associate income/average interest-earning assets
Net profit before taxation	1 886	1 237	
Taxation	(454)	(159)	1 – Effective tax rate
Net profit after taxation	1 432	1 078	
Minority interest	(199)	(178)	Income attributable to minorities
Headline earnings (excl. translation gains/(losses))	1 233	900	Headline earnings (excluding translation gains/(losses))
Translation gains/(losses)	165	(98)	Translation gains/(losses)/average interest-earning assets
Headline earnings	1 398	802	Headline earnings
Daily average interest-earning assets	235 536	223 279	Interest-earning assets/daily average total assets
Daily average total assets	325 943	290 119	Interest-earning assets/simple average total assets
Simple average total assets	332 029	306 957	**Return on total assets**
Simple average shareholders' equity	19 262	13 839	**Gearing**
			Return on equity

* Averages calculated on a 365/366 day balance

June 2005 | June 2004


3,45%
add
3,18%
6,63%
less
0,53%
less
4,55%
add
0,07%
1,62%
multiply
0,76
multiply
0,86
Cost/income excl forex
68,6%
Impairments/NII
15,4%
1,06%
1,06%
1,06%
add
0,14%
=
1,20%
72,3%
72,3%
multiply
70,9%
=
0,75%
multiply
17,24
=
12,9%
Excluding trans gains/losses
multiply
70,9%
=
0,85%
multiply
17,24
=
14,6%
Including trans gains/losses
2,99%
add
3,40%
6,39%
less
0,37%
less
4,98%
add
0,07%
1,11%
multiply
0,87
multiply
0,83
Cost/income excl forex
77,9%
Impairments/NII
12,4%
0,80%
0,80%
0,80%
add
-0,09%
=
0,71%
77,0%
77,0%
multiply
72,7%
=
0,58%
multiply
22,18
=
13,1%
Excluding trans gains/losses
multiply
72,7%
=
0,53%
multiply
22,18
=
11,7%
Including trans gains/losses

ROE drivers

for the period ended	December 2004 Restated Unaudited	
Net interest income	7 145	Net interest income/average interest-earning assets
Non-interest revenue	8 373	Non-interest revenue/average interest-earning assets
Income from normal operations	15 518	
Impairment of advances	(1 217)	Impairments/average interest-earning assets
Total expenses	(11 404)	Total expenses/average interest-earning assets
Attributable earnings of associates	147	Associate income/average interest-earning assets
Net profit before taxation	3 044	
Taxation	(668)	1 – Effective tax rate
Net profit after taxation	2 376	
Minority interest	(354)	Income attributable to minorities
Headline earnings (excl. translation losses	2 022	Headline earnings (excluding translation losses)
Translation losses	(280)	Translation (losses)/average interest-earning assets
Headline earnings	1 742	Headline earnings
Daily average interest-earning assets	224 598	Interest-earning assets/daily average total assets
Daily average total assets	299 817	Interest-earning assets/simple average total assets
Simple average total assets	320 507	**Return on total assets**
Simple average shareholders' equity	15 895	**Gearing**
		Return on equity

* Averages calculated on a 366 day balance

December 2004


3,18%
add
3,73%
6,91%
Cost/income
excl forex
73,5%
less
0,54%
less
5,08%
add
0,07%
Impairments/NII
17,0%
1,36%
multiply
0,78%
multiply
0,85%
0,90%
0,90%
add
-0,12%
=
0,90%
0,78%
74,9%
74,9%
multiply
70,1%
multiply
70,1%
=
0,62%
=
0,54%
multiply
20,16
multiply
20,16
=
12,7%
=
11,0%
Excluding trans
gains/losses
Including trans
gains/losses

Operational segmental reporting – unaudited

for the period ended

Balance sheet Rbn	Nedbank Group June 2005	 June 2004*	 December 2004	Nedbank Corporate June 2005	 June 2004*	 December 2004	Nedbank Capital June 2005	 June 2004*	 December 2004
Assets									
Cash and balances with central banks	14	14	10	1	1		6	7	3
Other short-term securities	21	10	16	1	1	1	15	6	12
Government and other securities	24	17	26	2	2	2	13	13	12
Derivative financial instruments	22	23	28						
Mortgage loans	104	89	97	40	34	38			
Leases and instalment debtors	32	25	29	12	11	11			
Loans and overdrafts	98	95	102	48	52	46	34	25	32
Other assets	21	17	20	1		2	3	2	3
Intergroup assets				24	23	23	14	1	8
Total assets	336	290	328	129	124	123	85	54	70
Average interest-earning assets	236	223	225	124	123	122	39	38	36
Current and savings accounts	45	45	45	13	18	15	1	1	1
Other deposits and loan accounts	237	200	226	106	97	99	81	49	66
Derivative financial instruments	23	20	28						
Intergroup liabilities								1	
Long-term debt	7	10	7						
Allocated capital	24	15	22	10	9	9	3	3	3
Total liabilities	336	290	328	129	124	123	85	54	70
Income statement Rm									
Net interest income	4 024	3 319	7 145	1 985	2 057	4 091	357	225	527
Impairment charge on loans and advances	620	409	1 217	119	122	259	72	34	77
Income from lending activities	3 404	2 910	5 928	1 866	1 935	3 832	285	191	450
Non-interest revenue	3 716	3 771	8 373	1 006	862	2 112	850	874	2 080
Foreign currency translation gains/(losses)	165	(98)	(280)						
Operating income	7 285	6 583	14 021	2 872	2 797	5 944	1 135	1 065	2 530
Total expenses	5 311	5 524	11 404	1 634	1 665	3 433	560	565	1 271
Operating expenses	5 064	4 943	10 239	1 609	1 582	3 260	508	502	1 160
Transaction taxes	164	170	470	22	11	28	18	15	40
Fees due to alliance partners	30	83	70				34	38	19
Merger expenses	53	94	246	3	3	31			
Recovery programme expenses		234	379		69	114		10	52
Profit/(loss) from operations	1 974	1 059	2 617	1 238	1 132	2 511	575	500	1 259
Attributable earnings of associates and joint ventures	77	80	147	18	(1)	33			
Profit/(loss) before taxation	2 051	1 139	2 764	1 256	1 131	2 544	575	500	1 259
Taxation	454	159	668	315	310	674	129	144	351
Profit/(loss) for the period	1 597	980	2 096	941	821	1 870	446	356	908
Minority interest income attributable to – ordinary shareholders	83	68	125	14	9	26	(1)	1	2
– preference shareholders	116	110	229						
Headline earnings	1 398	802	1 742	927	812	1 844	447	355	906
Return on average assets (%)	0,9	0,53	0,54	1,5	1,3	1,5	1,1	1,3	1,3
Return on average equity (%)**	14,6	11,7	11,0	19,1	17,7	19,4	28,2	23,5	30,7
Interest margin (%)	3,45	2,99	3,18	3,2	3,4	3,4	1,8	1,2	1,5
Impairments to net interest income (%)	15,4	12,3	17,0	6,0	5,9	6,3	20,2	14,9	14,5
Impairments to advances (%)									
Non interest revenue to gross income (%)	49,1	52,5	53,1	33,6	29,5	34,0	70,4	79,5	79,8
Efficiency ratio (%) (Excluding foreign currency translation gains/losses)	68,6	77,9	73,5	54,6	57,0	55,3	46,3	51,4	48,7
Effective tax rate (%)	22,1	14,0	24,2	25,0	27,3	26,5	22,5	28,8	27,9
Staff complement (Actual)	21 266	23 172	21 103	4 843	5 150	4 825	603	780	602

** Year to d.ate average Balance Sheet

** ROE calculated pre minority for Imperial Bank is 20,57% for June 2005; 28,25% for June 2004; 20,25 for Dec 2004

Imperial Bank			Nedbank Retail			Shared Services			Capital Management and Central Funding			Eliminations		
June 2005	June 2004*	December 2004	June 2005	June 2004*	December 2004	June 2005	June 2004*	December 2004	June 2005	June 2004*	December 2004	June 2005	June 2004*	December 2004
			1	1	1		1		6	4	6			
			4	3	3				1					
		1							9	2	11			
									22	23	28			
5	4	5	59	49	54					2				
12	8	11	7	6	7				1					
1	1	1	9	13	12	1	1	1	5	3	10			
(1)		(1)	6	7	4	7	7	7	5	1	5			
1	1	1				1				1		(40)	(26)	(32)
18	14	18	86	79	81	9	9	8	49	36	60	(40)	(26)	(32)
17	13	14	77	69	71	1	1	1	13	4	8	(35)	(25)	(27)
			31	26	29									
	1	1	40	45	39	2	2	3	8	6	18			
									23	20	28			
16	11	15	10	3	8	6	6	4	8	5	5	(40)	(26)	(32)
1	1	1							6	9	6			
1	1	1	5	5	5	1	1	1	4	(4)	3			
18	14	18	86	79	81	9	9	8	49	36	60	(40)	(26)	(32)
360	307	639	2 038	1 771	3 687	(161)	(154)	(273)	(555)	(887)	(1 526)			
63	72	243	416	245	725	(83)	31	(7)	33	(95)	(80)			
297	235	396	1 622	1 526	2 962	(78)	(185)	(266)	(588)	(792)	(1 446)			
25	32	86	1 724	1 737	3 725	240	246	772	(105)	164	(133)	(24)	(144)	(269)
									165	(98)	(280)			
322	267	482	3 346	3 263	6 687	162	61	506	(528)	(726)	(1 859)	(24)	(144)	(269)
180	154	324	2 752	2 988	5 915	259	240	891	(50)	56	(161)	(24)	(144)	(269)
171	148	316	2 672	2 808	5 591	153	19	372	(25)	28	(191)	(24)	(144)	(269)
9	6	8	81	81	177	58	28	187	(24)	29	30			
			(3)	45	51				(1)					
			2	2	17	48	90	198		(1)				
				52	79		103	134						
142	113	158	594	275	772	(97)	(179)	(385)	(478)	(782)	(1 698)			
			20	22	9	38	59	103	1		2			
142	113	158	614	297	781	(59)	(120)	(282)	(477)	(782)	(1 696)			
29	19	15	161	72	188	35	7	(139)	(215)	(393)	(421)			
113	94	143	453	225	593	(94)	(127)	(143)	(262)	(389)	(1 275)			–
57	47	72	14	11	18		1	6	(1)	(1)	1			
									116	110	229			
56	47	71	439	214	575	(94)	(128)	(149)	(377)	(498)	(1 505)			
0,6	0,7	0,4	1,0	0,6	0,7									
10,3	14,2	10,0	18,3	9,2	12,4									
4,4	4,8	4,6	5,3	5,2	5,2									
17,4	23,3	38,1	20,4	13,9	19,7									
6,5	9,4	11,8	45,8	49,5	50,3									
46,6	45,7	44,7	73,2	85,2	79,8									
20,0	16,5	9,3	26,3	24,4	24,1									
765	705	753	11 655	11 965	11 232	3 383	4 546	3 672	17	26	19			

Geographical segmental reporting – unaudited

for the period ended

Income statement Rm	June 2005	Nedbank Group June 2004	December 2004
Net interest income	4 024	3 319	7 145
Impairment charge on loans and advances	620	409	1 217
Income from lending activities	3 404	2 910	5 928
Non-interest revenue	3 716	3 771	8 373
Foreign currency translation gains/(losses)	165	(98)	(280)
Operating income	7 285	6 583	14 021
Total expenses	5 311	5 524	11 404
Operating expenses	5 064	4 943	10 239
Transaction taxes	164	170	470
Fees due to alliance partners	30	83	70
Merger expenses	53	94	246
Recovery programme expenses		234	379
Profit from operations	1 974	1 059	2 617
Attributable earnings of associates and joint ventures	77	80	147
Profit before taxation	2 051	1 139	2 764
Taxation	454	159	668
Profit for the period	1 597	980	2 096
Minority interest income attributable to – ordinary shareholders	(83)	(68)	(125)
– preference shareholders	(116)	(110)	(229)
Headline earnings	1 398	802	1 742

Geographical contribution to headline earnings – unaudited

for the period ended

Rm	June 2005	Restated June 2004	Restated December 2004
South Africa	1 210	526	1 513
– Business operations	1 214	1 062	2 647
– Merger and recovery programme expenses	(53)	(328)	(625)
– Foreign currency translation gains/(losses)	165	(98)	(280)
– Minority interest income attributable to preference shareholders	(116)	(110)	(229)
Rest of Africa	79	83	45
– Namibia	28	36	52
– Swaziland	8	6	12
– Lesotho	4	4	13
– Other	39	37	(32)
Rest of World	109	193	184
– Asia	2	7	(11)
– European Union including United Kingdom	107	186	195
Headline earnings	1 398	802	1 742

South Africa			Rest of Africa			Rest of World		
June 2005	June 2004	December 2004	June 2005	June 2004	December 2004	June 2005	June 2004	December 2004
3 647	3 006	6 594	**143**	157	301	**234**	156	250
609	385	1 155	**10**	20	34	**1**	4	28
3 038	2 621	5 439	**133**	137	267	**233**	152	222
3 501	3 296	7 747	**104**	69	37	**111**	406	589
165	(98)	(280)						
6 704	5 819	12 906	**237**	206	304	**344**	558	811
4 932	5 038	10 506	**157**	138	283	**222**	348	615
4 689	4 459	9 386	**155**	138	280	**220**	346	573
160	168	463	**2**		1	**2**	2	6
30	83	70						
53	94	246						
	234	341			2			36
1 772	781	2 400	**80**	68	21	**122**	210	196
51	50	91	**26**	30	56			
1 823	831	2 491	**106**	98	77	**122**	210	196
429	141	644	**21**	9	22	**4**	9	2
1 394	690	1 847	**85**	89	55	**118**	201	194
(68)	(54)	(105)	**(6)**	(6)	(10)	**(9)**	(8)	(10)
(116)	(110)	(229)						
1 210	526	1 513	**79**	83	45	**109**	193	184

Market share

TOTAL MORTGAGE ADVANCES (INCLUDES PEOPLES BANK)


25%
15%
5%
-5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
-0,5%
Jan 2004
Mar 2004
May 2004
Jul 2004
Sep 2004
Nov 2004
Jan 2005
Mar 2005
May 2005
Change in market share – Nedbank
Growth (%) Industry
Growth (%) Nedbank Ltd
Market Share (%) Nedbank Ltd

CREDIT CARDS


40%
30%
20%
10%
0%
-10%
0,04
0,03
0,02
0,01
0
-0,01
Jan 2004
Mar 2004
May 2004
Jul 2004
Sep 2004
Nov 2004
Jan 2005
Mar 2005
May 2005
Change in market share – Nedbank
Growth (%) Industry
Growth (%) Nedbank Ltd
Market Share (%) Nedbank Ltd

INSTALMENT CREDIT


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
1,5%
1,0%
0,5%
0,0%
-0,5%
Jan 2004
Mar 2004
May 2004
Jul 2004
Sep 2004
Nov 2004
Jan 2005
Mar 2005
May 2005
Change in market share – Nedbank
Growth (%) Nedbank Ltd
Growth (%) Industry
Market Share (%) Nedbank Ltd

TOTAL ASSETS


30%
20%
10%
0%
-10%
3,0%
2,0%
1,0%
0,0%
-1,0%
Jan 2004
Mar 2004
May 2004
Jul 2004
Sep 2004
Nov 2004
Jan 2005
Mar 2005
May 2005
Change in market share – Nedbank
Growth (%) Industry
Growth (%) Nedbank Ltd
Market Share (%) Nedbank Ltd

LOANS AND ADVANCES


30%
20%
10%
0%
-10%
-20%
3,0%
2,0%
1,0%
0,0%
-1,0%
-2,0%
Jan 2004
Mar 2004
May 2004
Jul 2004
Sep 2004
Nov 2004
Jan 2005
Mar 2005
May 2005
Change in market share – Nedbank
Growth (%) Industry
Growth (%) Nedbank Ltd
Market Share (%) Nedbank Ltd

DEPOSITS


30%
20%
10%
0%
-10%
0,03
0,025
0,02
0,015
0,01
0,005
0
-0,005
-0,01
Jan 2004
Mar 2004
May 2004
Jul 2004
Sep 2004
Nov 2004
Jan 2005
Mar 2005
May 2005
Change in market share – Nedbank
Growth (%) Industry
Growth (%) Nedbank Ltd
Market Share (%) Nedbank Ltd

Notes to the income statement – unaudited

1. Average balance sheet and related interest

Rm	June 2005 Average balance sheet	%	Interest
Assets			
Advances			
Mortgage loans	99 253	10,2	5 028
Lease and instalment debtors	30 409	10,6	1 592
Credit card balances	3 641	12,1	218
Bills and acceptances	4 720	7,0	163
Overdrafts	16 825	9,8	820
Term loans and other*	58 448	8,3	2 420
Impairment of advances	(6 456)		
Government and other securities	24 876	6,6	816
Short-term funds and trading securities	35 848	5,6	997
Interest-earning assets	267 564	9,1	12 054
Derivative gross up	25 008		
Insurance assets	3 286		
Cash and bank notes	1 484		
Debtors and other accounts	10 008		
Associates and investments	5 268		
Property, plant and equipment	2 957		
Intangible assets	5 168		
SARB Deposit	5 200		
Total assets	325 943	7,5	12 054
Liabilities			
Deposit and loan accounts	137 284	6,5	4 408
Current and savings accounts	43 127	2,3	499
Negotiable certificates of deposit	33 217	7,3	1 199
Other liabilities **	54 741	3,4	927
Long-term debt	6 962	13,8	477
Interest-bearing liabilities	275 331	5,5	7 510
Derivative gross up	24 857		
Insurance funds	3 286		
Ordinary shareholders' equity	19 699		
Minority shareholders' equity	2 770		
Total shareholders' equity and liabilities	325 943	4,6	7 510
Margin on total average assets		2,90	4 544
Total interest	267 564	3,42	4 544
Net trading interest disclosed in NIR	32 028	3,27	520
Net interest income	235 536	3,45	4 024

Where possible, averages are calculated on daily balances.

* Includes: term loans, preference shares, factoring debtors, other lending-related instruments and customers' indebtedness for acceptances and

** Includes: foreign currency liabilities, liabilities under acceptances, creditors and other accounts

June 2004 Average balance sheet	June 2004 %	June 2004 Interest	December 2004 Average balance sheet	December 2004 %	December 2004 Interest
88 908	10,4	4 584	89 717	11,0	9 869
25 249	11,3	1 421	26 655	11,1	2 963
3 279	11,6	189	3 388	11,7	395
6 093	7,9	238	5 967	7,4	441
14 973	10,7	799	15 421	10,4	1 608
58 547	10,7	3 111	58 849	9,3	5 457
(7 427)			(7 213)		
17 089	7,7	656	20 927	6,6	1 374
29 481	5,1	746	28 521	6,3	1 797
236 192	10,0	11 744	242 232	9,9	23 904
23 077			25 974		
4 754			4 064		
1 376			1 379		
6 920			8 018		
4 660			5 046		
2 921			2 874		
5 450			5 391		
4 769			4 839		
290 119	8,1	11 744	299 817	8,0	23 904
133 949	6,7	4 465	136 674	7,2	9 792
45 336	3,4	765	44 166	3,0	1 346
28 628	8,9	1 264	27 643	8,4	2 324
32 359	6,7	1 075	36 636	4,9	1 793
9 925	11,8	580	8 782	12,1	1 067
250 197	6,5	8 149	253 901	6,4	16 322
19 856			23 658		
4 754			4 064		
12 210			15 244		
3 102			2 950		
290 119	5,6	8 149	299 817	5,4	16 322
	2,50	3 595		2,60	7 582
236 192	3,06	3 595	242 232	3,13	7 582
12 913	4,30	276	17 634	2,48	437
223 279	2,99	3 319	224 598	3,18	7 145

ınd interest on derivatives

Notes to the income statement – unaudited (continued)

2. Impairments and non-performing advances

Rm	Nedbank Capital 2005	Nedbank Corporate 2005
Opening balance	323	2 063
Income statement charge – impairment of advances	72	119
Bad debts recovered		40
Bad debts written off/other transfers	(43)	(199)
Total impairments	352	2 023
Impairment of advances		
Portfolio impairments	7	582
Specific impairments	345	1 441
Total impairments	352	2 023
Total advances	34 746	100 108
Non-performing advances		
Non-performing loans		
Mortgage advances		536
Lease and instalment debtors	264	219
Credit card balances		4
Other loans and advances	220	841
Total non-performing loans	484	1 600
Properties in possession		130
Total non-performing advances	484	1 730
Expected recoveries	168	623
Expected loss	316	1 107
Ratio of impairments to advances (%)	1,0	2,0
Non-performing advances as % of total advances	1,4	1,7
Properties in possession as % of total advances		0,1
Non-performing loans as % of total advances	1,4	1,6
Adequacy of provisions		
Gross coverage (%) (Impairments over non-performing advances)	73	117
Net coverage (%) (Impairments over expected losses)	111	183
Properties in possession		
Balance at beginning of period		247
Disposal/write downs/revaluations		(124)
PIPs added during the period		7
Balance at end of period		130
Unsold		65
Sold awaiting transfer		65

Imperial Bank 2005	Nedbank Retail 2005	Capital; Management and Central Funding 2005	June 2005	June 2004	December 2004
927	2 973	398	6 684	7 746	7 746
63	416	(50)	620	409	1 218
5	46		91	60	227
(165)	(815)	(2)	(1 224)	(1 405)	(2 507)
830	2 620	346	6 171	6 810	6 684
1	66	(2)	654	678	988
829	2 554	348	5 517	6 132	5 696
830	2 620	346	6 171	6 810	6 684
17 641	75 872	5 546	233 913	213 363	227 959
299	1 218		2 053	2 668	2 680
361	289		1 133	922	1 106
	176		179	336	252
69	572	753	2 455	2 336	2 691
729	2 255	753	5 820	6 262	6 729
14	384		528	1 089	761
743	2 639	753	6 348	7 351	7 490
303	950	361	2 406	3 084	3 002
440	1 689	392	3 942	4 267	4 488
4,7	3,5	6,2	2,6	3,2	2,9
4,2	3,5	13,6	2,7	3,4	3,3
0,1	0,5		0,2	0,5	0,3
4,1	3,0	13,6	2,5	2,9	3,0
112	99	46	97	93	89
189	155	88	157	160	149
16	497	1	761	1 280	1 280
(2)	(127)	(1)	(254)	(244)	(627)
	14		21	53	108
14	384		528	1 089	761
11	218		294	534	391
3	166		234	555	370

2. Impairments and non-performing advances (continued)

Rm	Standard
Mortgage advances	**97 726**
Lease and instalment debtors	**30 111**
Credit card balances	**3 263**
Other loans and advances	**88 826**
Properties in possession (PIPs)	
Total gross balances	**219 926**
% of total advances	**94,0**

Rm	Standard
Mortgage advances	82 939
Lease and instalment debtors	26 000
Credit card balances	2 756
Other loans and advances	87 654
Properties in possession (PIPs)	
Total gross balances	199 349
% of total advances	87,4

Category	Definition
(i) Standard (or current)	Items that are fully current, the continued repayment of which are without doubt and for which full repayment is expected.
(ii) Special mention	Items that are subject to conditions that, if left uncorrected, could raise concerns about timely and full repayment and, as such, require more than normal attention.
(iii) Substandard	Items showing weaknesses that could lead to probable loss, if not corrected, or in respect of which full repayment is in doubt owing to the primary sources of repayment being insufficient.

3. Non-interest revenue

Rm	June 2005	June 2004	December 2004
Commission and fees	**2 722**	2 606	5 586
Exchange and securities dealing	**29**	311	505
Trading revenue	**657**	554	1 244
Sale of assets	**3**	37	87
Rents received	**40**	40	92
Other sundry income	**167**	191	807
Dividends received	**98**	32	52
Total non-interest revenue	**3 716**	3 771	8 373

Classification categories June 2005					
Special-mention	Sub-standard	Doubtful	Loss	PIPs	Total
1 684	1 661	623	1 429		103 123
772	334	450	683		32 350
189	50	106	73		3 681
2 044	907	1 413	1 041		94 231
				528	528
4 689	**2 952**	**2 592**	**3 226**	**528**	**233 913**
2,0	1,3	1,1	1,4	0,2	

Classification categories June 2004					
Special-mention	Sub-standard	Doubtful	Loss	PIPs	Total
1 661	1 465	1 129	1 539		88 733
440	169	215	707		27 531
170	34	158	178		3 296
1 855	869	1 436	900		92 714
				1 089	1 089
4 126	2 537	2 938	3 324	1 089	213 363
1,8	1,1	1,3	1,5	0,5	

(iv) Doubtful	Items that exhibit all the weaknesses inherent in items classified as substandard, with the added characteristic that the items are not adequately secured.
(v) Loss	Items that are considered uncollectable and of such little value that the items should no longer be included in advances.

Notes to the income statement – unaudited (continued)

4. Forex currency exposure analysis

(Dec'04 - R5.63 vs Jun'05 - R6.67)	Total offshore capital Rm	Total offshore capital $m equivalent	FX sensitive Rm	FX sensitive $m equivalent	Non FX sensitive Rm	Non FX sensitive $m equivalent	Translation gains Rm
Non-Rand/Offshore capital per currency balance sheet December 2004	4 457	792	2 640	469	1 817	323	(373)
Current period movements							
Capitalisation of foreign holding company (R6.05/$)		190		190			(59)
Capitalisation of foreign company (R5.79/$)		40				40	
Repatriations (various rates)		(225)		(225)			175
Uplift from profits (R6.24/$)		42		35		7	(15)
Other net capital moves		(11)		(8)		(3)	3
30 June 2005 - Balance sheet	5 520	828	3 073	461	2 447	367	(269)
Hedge held against future capital repatriations (FCTR in equity)	(300)	(45)	(300)	(45)			56
Net forex exposure as at 30 June 2005	5 220	783	2 773	416	2 447	367	(213)
FCTR in equity			1 658	249			(48)
Gains on translation			1 115	167			(165)
Net reduction in foreign currency translation gains							
Exposure of Dec 2004 balance sheet at Jun 2005 rates							(373)
Actual exposure at June 2005							213
- FCTR in equity							48
- Translation gains in Income Statement							165
Net reduction of forex exposure effects							(160)

Notes to the income statement –unaudited (continued)

5. Expenses

Rm	June 2005	December 2004
Staff	2 575	5 185
Computer processing	639	1 234
Depreciation for computer equipment	280	210
Amortisation of computer software	11	395
Operating lease charges for computer equipment	61	112
Other computer processing expenses	287	517
Communication and travel	215	448
Occupation and accommodation	449	910
Depreciation for freehold land and buildings	15	50
Depreciation for leasehold improvements	53	10
Operating lease charges for land and buildings	169	255
Other occupation and accommodation expenses	212	595
Marketing and public relations	232	502
Fees	563	1 012
External audit fees	58	121
Other fees	505	891
Insurances	104	213
Office equipment and requisites	139	303
Depreciation for furniture and other equipment	52	176
Depreciation for vehicles	1	8
Operating lease charges for furniture and other equipment	21	48
Operating lease charges for vehicles	3	6
Other office equipment and requisites expenses	62	65
Other sundries	148	432
Total operating expenses	5 064	10 239
Transaction taxes	164	470
Total operating expenses and transaction taxes	5 228	10 709
Fees to alliance partners	30	70
Capital One (Peoples)		18
Capital One (Amex)		21
JD Group		18
Old Mutual Bank	(3)	(6)
Macquarie	33	19
Merger expenses	53	246
Recovery programme expenses		379
Staff/retrenchment costs		298
Property related		23
Consulting and fees		19
Office equipment		17
Computer and migration		4
Other		18
Total	5 311	11 404
Efficiency ratio (%)	67,2	74,8

Notes to the income statement – unaudited (continued)

5. Expenses (continued)

Total operating expenses and transaction taxes for the period ended 30 June

Segmental breakdown	Nedbank Group 2005	Nedbank Group 2004	Nedbank Corporate 2005	Nedbank Corporate 2004	Nedbank Capital 2005	Nedbank Capital 2004
Rm						
Staff	**2 575**	2 589	**526**	557	**173**	183
Computer processing	**639**	605	**69**	67	**20**	20
Communication and travel	**215**	214	**34**	36	**20**	22
Occupation and accommodation	**449**	446	**32**	61	**3**	20
Marketing and public relations	**232**	232	**14**	15	**4**	5
Fees	**563**	480	**181**	86	**81**	27
Insurances	**104**	106	**9**	12	**1**	1
Office equipment and requisites	**139**	148	**22**	27	**4**	6
Other sundries	**148**	123	**40**	21	**19**	9
Transfer pricing	**–**	–	**682**	700	**183**	209
Transaction taxes	**164**	170	**22**	11	**18**	15
Total operating expenses	**5 228**	5 113	**1 631**	1 593	**526**	517

6. Taxation

Rm	June 2005	Restated June 2004	Restated December 2004
South African normal taxation			
Current	**128**	72	309
Deferred	**184**	(1)	246
Secondary tax on companies	**35**	2	(38)
Foreign taxation	**42**	46	65
Current and deferred taxation on income	**389**	119	582
Prior year underprovision – current	**65**	40	86
Total taxation on income	**454**	159	668
Tax on non-trading and capital items		(17)	(39)
Total	**454**	142	629
Effective taxation rate excluding non-trading and capital items (%)	**22**	14	24

%	June 2005	Restated June 2004	Restated December 2004
Taxation rate reconciliation (excluding non-trading and capital items)			
Standard rate of South African normal taxation	**29**	30	30
Dividend income	**(4)**	(6)	(6)
Differences between foreign tax rates and South African tax rate	**(2)**	(2)	3
Non-taxable investment income	**(1)**	(1)	0
Translation (gains)/losses	**(2)**	6	4
Recognition of tax loss	**(1)**	(2)	0
Other	**3**	(11)	(7)
Total taxation on income as percentage of profit before taxation (excluding non-trading and capital items)	**22**	14	24

Imperial Bank		Nedbank Retail		Management and Central Funding		Eliminations		Shared Services	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
109	91	954	1 064	24	41	(5)	(3)	794	656
4	14	107	101			(4)	(19)	443	422
10	8	98	101		1	(13)	(25)	66	71
18	12	236	277		(1)		(95)	160	172
6	4	140	127	(15)	(3)			83	84
12	8	141	171	(31)	(3)	(1)	(1)	180	192
1	1	8	35		(1)		(1)	85	59
1	1	77	80			1		34	34
9	10	67	84		1	(2)	(1)	15	(1)
1	(1)	844	768	(3)	(6)			(1 707)	1 670
9	6	81	81	(24)	28		1	58	28
180	154	2 753	2 889	(49)	57	(24)	(144)	211	47

7. Minority interest

Rm	June 2005 Balance sheet	June 2005 Income statement	June 2004 Balance sheet	June 2004 Income statement
Bastion Limited	6	1	4	1
Imperial Bank Limited	624	57	465	46
Nedbank (Swaziland) Limited	27	4	19	3
CW Investments			30	
Nedbank (Namibia) Limited	17	3	17	3
Nedbank (Malawi) Limited	2		2	
Fairbairn Private Bank	150	9	113	8
BoE – bank subsidiaries	18	8	3	3
NIB – bank subsidiaries	14	4	6	5
NIB – group subsidiaries	3	(2)	6	1
Other	(1)	(1)		(2)
	860	83	665	68

8. Preference shares

	Days	Rate	Amount (Rm)
Dividends paid: 1 Jul 2004 – 15 Aug 2004	46	8,63%	30
Dividends paid: 16 Aug 2004 – 31 Dec 2004	138	8,25%	86
			116

	Number of shares	Cents per share	Amount (Rm)
Dividends declared			
Final declared for 2004 – paid March 2005	277 298 896	41,94672	116
Interim declared for 2005 – payable August 2005	2277 298 896	40,15068	111

Notes to the balance sheet – unaudited

9. Advances

Rm	June 2005	June 2004	December 2004
Category analysis			
Homeloans	**68 699**	56 610	61 795
Commercial mortgages	**34 424**	32 123	34 085
Properties in possession	**528**	1 089	761
Credit cards	**3 681**	3 296	3 483
Overdrafts	**12 248**	15 734	11 228
Other loans to clients	**67 297**	57 160	72 233
Leases and instalment debtors	**32 350**	27 531	29 341
Preference shares and debentures	**6 857**	5 535	5 990
Factoring accounts	**494**	416	579
Trade, other bills and bankers' acceptances	**2 603**	3 061	4 106
Remittances in transit	**174**	102	406
Deposits placed under reverse repurchase agreements	**4 558**	10 706	3 952
Impairment of advances	**(6 171)**	(6 810)	(6 684)
Advances	**227 742**	206 553	221 275

Rm	Nedbank Group June 2005	Nedbank Group December 2004	Nedbank Corporate June 2005	Nedbank Corporate December 2004	Nedbank Capital June 2005	Nedbank Capital December 2004
Segmental breakdown						
Homeloans	**68 699**	61 795	**9 411**	7 729	**7**	48
Commercial mortgages	**34 424**	34 085	**30 048**	29 758	**56**	6
Properties in possession	**528**	761	**130**	247		
Credit cards	**3 681**	3 483	**46**	40		
Overdrafts	**12 248**	11 228	**10 198**	8 569	**732**	662
Other loans to clients	**67 297**	72 233	**34 713**	33 232	**23 085**	22 521
Leases and instalment debtors	**32 350**	29 341	**12 301**	11 288	**429**	431
Preference shares and debentures	**6 857**	5 990	**2 648**	2 982	**3 291**	1 949
Factoring accounts	**494**	579	**494**	579		
Trade other bills and bankers' acceptances	**2 603**	4 106		379	**2 589**	3 360
Remittances in transit	**174**	406	**119**	383		
Deposits placed under reverse repurchase agreements	**4 558**	3 952			**4 558**	3 952
Impairment of advances	**(6 171)**	(6 684)	**(2 023)**	(2 063)	**(352)**	(323)
Total advances	**227 742**	221 275	**98 085**	93 123	**34 395**	32 606

Imperial Bank		Nedbank Retail		Capital Management and Central Funding		Shared Services	
June 2005	December 2004	June 2005	December 2004	June 2005	December 2004	June 2005	December 2004
622	529	58 661	53 489				
4 000	4 064	320	257				
14	16	384	497		1		
		3 635	3 443				
		1 215	1 883	95	107	8	7
575	735	4 330	6 049	4 482	9 557	112	139
12 304	10 677	7 315	6 945			1	
126	124	(25)	124		34	817	777
		3	4	11	363		
		34	18			21	5
(830)	(927)	(2 620)	(2 973)	(14)	75	(332)	(473)
16 811	15 218	73 252	69 736	4 574	10 137	627	455

Notes to the balance sheet – unaudited (continued)

10. Investments in associate companies and joint ventures

as at 30 June

Name of company and nature of business	Percentage holding 2005	2004	Acquisition date	Year-end
Listed				
Banking				
State Bank of Mauritius Limited	**20,1%**	20,1%	Nov 97	Jun
Technology				
Net 1 Applied Technology Holdings Limited****			Jul 00	Jun
Other				
SA Retail**		38,2%	Nov 01	Mar
Unlisted				
Banking				
Banque SBM Madagascar	**20,0%**	20,0%	Dec 99	Jul
Merchant Bank of Central Africa Limited	**27,8%**	27,8%	Dec 93	Dec
SBM Nedbank International Limited	**50,0%**	50,0%	Jul 99	Dec
Technology				
Acturis Limited	**70,1%**	68,7%	Mar 01	Sep
Hatch Investments (Mauritius) Limited	**50,0%**	37,5%	Mar 01	Mar
The Internet Solutions (Pty) Limited/Linx Holdings (Pty) Limited	**20,0%**	20,0%	Jun 00	Sep
The IQ Business Group (Pty) Limited	**41,4%**	46,1%	Jul 00	Jun
Other				
Blue Cloud Investments 40 (Pty) Limited**		45,0%	Jul 02	Dec
BoE Life Assurance Company Limited†	**50,0%**	50,0%	Jan 03	Dec
Boness Development Phase 3 (Pty) Limited**		100,0%	Jan 92	Dec
Bridgeport Properties (Pty) Limited***			Jul 02	Sep
Century Square Development Trust†	**35,0%**	35,0%	May 01	Feb
Corovest – NIB Property Asset Management**		35,0%	May 00	Dec
Erf 787 Lakefield (Pty) Limited**		50,0%	Jul 02	Jun
Factaprops 148 (Pty) Limited†	**30,0%**	30,0%	April 99	Feb
G&C Shelf 31 (Pty) Limited†	**40,0%**		May 04	Feb
Good Cape Limited**		50,0%	Nov 02	Jun
Grapnel Property Group (Pty) Limited†	**40,0%**	40,0%	Mar 03	Sept
Growthpoint & Toontjiesrivier JV (Longbeach Mall)**		49,9%	Oct 02	Dec
Inclub Properties (Pty) Limited**		38,5%	Jul 02	Jun
Ixia Trading 630 (Pty) Limited†	**35,0%**		Aug 03	Feb
Kimberly Clark SA Holdings (Pty) Limited	**50,0%**		Aug 04	Dec
Lyric Rose (Pty) Limited†	**48,8%**	36,8%	Jul 02	Feb
Off The Shelf Investment Forty One (Pty) Limited†	**33,3%**	67,0%	Dec 02	Feb
Retail Investment Holdings (Pty) Limited**		50,0%	Jul 02	Jun
Robow Investments No 47 (Pty) Limited†	**50,0%**	50,0%	Dec 02	Feb
Sanbona Properties (Pty) Limited†	**50,0%**	50,0%	Oct 03	Apr
Sandton Square Portion 8 (Pty) Limited†	**25,0%**	25,0%	Jul 02	Apr
Stowaway Self-Storage South Africa (Pty) Limited***			Jul 02	Dec
Strubensvalley (Pty) Limited**		50,0%	Mar 03	Feb
Tokai Development (Pty) Limited		25,0%	Jul 02	Jun
Other				

All associates and joint ventures are equity accounted and equity income is as at 31 December 2004

* All investments in associates are accounted for on the equity method

** Disposed of in 2005

*** Disposed of in 2004, but still reflects equity income

**** No longer accounted for as an associate, but still reflects equity income

† Joint ventures (formerly subsidiaries)

Equity-accounted earnings*		Carrying amount		Market value/ Directors' valuation		Net indebtedness of loans to/(from) associates	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
22	28	465	346	391	336		
	18						
			372		372		
5	2	88	81	95	67	0	0
		9	7	5	5		
		1		23			
5	2	78	74	67	62		
12	9	194	184	282	255	80	50
		32	48	32	48		
							6
7	9	123	104	210	200	48	44
5		39	32	40	7	32	
38	23	540	481	695	455	155	330
	(1)		4		4		6
8	10	46	36	63	20	(16)	16
			33		33		45
	(1)						
1	1	3	3	3	3	2	2
			6		6		6
			5		5		5
		5	4	5	4	4	4
		20		20		20	
			1		1		1
		7		7		7	
			107		107		107
	(2)		7				17
		4		4		4	
18		216		349			
	1	6	8	6		6	6
		9	5	9	5	9	4
			6		6		
		7	7	7	7	7	7
(1)		29	45	29	45	55	48
		28	22	28	22	28	22
	1						
			(2)		(2)		(2)
							1
12	14	160	184	165	189	29	35
77	80	1 287	1 464	1 463	1 485	235	380

Notes to the balance sheet – unaudited (continued)

11. Investment securities

Rm	June 2005	June 2004	December 2004
Listed investments			
Absa Group Limited			19
Acucap Properties Limited†	106	67	89
Barloworld Limited			14
Eagles Bonds			9
Growthpoint Properties Limited†	39	16	65
Imperial Holdings Limited		40	11
JD Group Limited			90
Lyons Financial Solutions Holdings Limited		10	
Massmart Holdings Limited			12
NEUPS		581	
NIB Funds Investments			110
NIB Unit Trusts		27	29
Resilient Property Income Fund Limited†	115	76	103
SAIL Group Limited		11	15
Shops for Africa Limited		22	
Supergroup Bonds	20		20
Vukile Property Fund Managers Limited†	48	20	68
Other*	141	72	120
	469	942	774
Unlisted investments			
African Infrastructure Finance Trust	13		14
AKA Capital (Pty) Limited†	20		16
Cape Gate Regional Shopping Centre Joint Venture	30		28
Catalyst Holding (Pty) Limited†	24	24	24
Clearwater Joint Venture		76	
Crossroads Distribution (Pty) Limited†	33		33
Enaleni Pharmaceuticals	15		
Endowment Policies	164	712	164
Eveready (Pty) Limited†	41		41
Fasic Africa (Pty) Limited		128	
Fedsure (Pty) Limited		95	
Growthpoint & Toontjies Joint Venture†	106		106
Inzalo Investment Holdings Limited†	28	18	26
Kagiso Investments Trust	199	69	155
Kunene Finance Company (Pty) Limited†	39	22	40
Momentum Insurance Policy		119	
Msele Investments		12	
Nedquants Core Equity	77		
NEUPS	892		620
New Limpopo Bridge†	108	178	103
NIBI Fund	467	757	733
NIB-MDM Private Equity Fund 1†	37	38	37
Norwich Funds		498	
Rapid Dawn 271 (Pty) Limited†	59		53
Strate Limited	29	29	29
Treacle Fund†	51	60	45
World Wide African Investment Holdings Limited		65	65
Other*	323	522	350
	2 755	3 422	2 682
Policyholder (liabilities)/assets	(33)	83	(17)
Policyholder investments	3 427	3 720	3 126
Listed investments at market value	2 769	2 529	2 443
Equity other than property	563	946	499
Government, public and private sector stock	111	158	96
Unit trusts	2 095	1 425	1 848
Unlisted investments at directors' valuation	658	1 191	683
Equity other than property	18	194	22
NCDs, money market and other short-term funds	640	997	661
Insurance assets	3 394	3 803	3 109
	6 618	8 167	6 565

* Less than R10 million per investment.
† Investments for Private Equity

Notes to the balance sheet – unaudited (continued)

12. Computer software and development costs

Rm	Amortisation periods	June Carrying amount 2005	Restated June Carrying amount 2004	Restated December Carrying amount 2004
Computer software	2 – 5 years	**1 134**	1 230	1 315
Customer product systems		**646**	661	715
Infrastructure and supporting systems		**165**	100	199
Risk management systems		**149**	216	182
Channel systems		**133**	179	153
Customer information systems		**41**	74	66
Computer development costs	none	**188**	328	104
Customer product systems		**95**	125	47
Infrastructure and supporting systems		**83**	77	44
Risk management systems		**8**	33	11
Channel systems		**2**	63	2
Customer information systems			30	
		1 322	1 558	1 419
Computer software				
Opening balance		**1 315**	1 335	1 335
Additions		**13**		50
Commissioned during period		**18**	138	380
Disposals			(28)	(49)
Amortisation charge for the period		**(212)**	(197)	(395)
Impairments			(18)	(6)
Closing balance		**1 134**	1 230	1 315
Computer development costs				
Opening balance		**104**	375	375
Additions		**102**	121	195
Commissioned during period		**(18)**	(138)	(380)
Disposals				(2)
Impairments			(30)	(84)
Closing balance		**188**	328	104

Notes to the balance sheet – unaudited (continued)

13. Goodwill

Rm	June Carrying amount 2005	Restated December Carrying amount 2004
Carrying amount at beginning of period	**3 676**	3 762
Arising on business combinations		191
Realised through disposals	**(8)**	(164)
Impairments recognised in the income statement		(87)
Foreign currency translation and other	**5**	(26)
Carrying amount at end of period	**3 673**	3 676

Rm	Amortisation periods	2005 Cost	2005 Accumulated impairment losses	2005 Carrying amount	2004 Cost	2004 Accumulated impairment losses	2004 Carrying amount
Major subsidiaries	5 - 20 years						
Fairbairn Private Bank/Fairbairn Trust Company		**382**	**69**	**313**	382	76	306
Peoples Bank SPVs		**38**	**38**	**–**	38	38	–
Peoples Bank		**198**	**198**	**–**	198	198	–
Imperial Bank		**285**	**26**	**259**	285	27	258
BoE Limited		**3 756**	**936**	**2 820**	3 756	936	2 820
BoE (Pty) Limited (formerly FTNiBAM)		**4**	**4**	**–**	4	4	–
Nedcor Investment Bank		**375**	**375**	**–**	375	375	–
Commercial Bank of Namibia		**115**	**2**	**113**	129	8	121
Peoples lending		**82**		**82**	82		82
American Express		**81**		**81**	81		81
Other		**5**		**5**	8		8
		5 321	**1 648**	**3 673**	5 338	1 662	3 676

Notes to the balance sheet – unaudited (continued)

14. Deposits, current accounts and other liabilities

Rm	June 2005	June 2004	December 2004
Current accounts	**33 796**	34 005	34 401
Savings accounts	**11 265**	10 560	10 532
Other deposits and loan accounts	**165 329**	151 481	158 885
Call and term deposits	**86 607**	84 918	85 684
Fixed deposits	**24 376**	24 365	24 796
Cash management deposits	**28 969**	22 130	29 691
Other deposits	**25 377**	20 068	18 714
Foreign currency liabilities	**9 385**	10 529	9 928
Negotiable certificates of deposit	**32 127**	22 478	27 882
Deposits received under repurchase agreements	**11 044**	7 140	12 671
	262 946	236 193	254 299

Notes to the balance sheet – unaudited (continued)

14. Deposits, current accounts and other liabilities (continued)

Segmental breakdown	Nedbank Group June 2005	Nedbank Group December 2004	Nedbank Corporate June 2005	Nedbank Corporate December 2004	Nedbank Capital June 2005	Nedbank Capital December 2004
Current accounts	**33 796**	34 401	**12 658**	14 588	**275**	401
Savings accounts	**11 265**	10 532	**535**	530	**272**	273
Other deposits and loan accounts	**165 329**	158 885	**95 398**	88 290	**23 197**	24 186
Call and term deposits	**86 607**	85 684	**60 443**	54 946	**11 499**	15 224
Fixed deposits	**24 376**	24 796	**5 488**	3 316	**(624)**	1 469
Cash management deposits	**28 969**	29 691	**28 977**	29 641	**55**	60
Other deposits	**25 377**	18 714	**490**	387	**12 267**	7 433
Foreign currency liabilities	**9 385**	9 928	**4 522**	4 880	**4 696**	641
Negotiable certificates of deposit	**32 127**	27 882	**294**	96	**31 704**	27 611
Deposits received under repurchase agreements	**11 044**	12 671			**3 733**	3 930
Total deposits, current accounts and other liabilities	**262 946**	254 299	**113 407**	108 384	**63 877**	57 042

Imperial Bank		Nedbank Retail		Capital Management and Central Funding		Shared Services	
June 2005	December 2004	June 2005	December 2004	June 2005	December 2004	June 2005	December 1004
		20 718	19 290	142	110	3	12
		10 444	9 725	14	4		
164	206	34 851	35 921	11 631	10 205	88	77
130	170	14 506	15 031	1	251	28	62
20	20	19 235	19 915	223	76	34	
–	–	4	27	(67)	(37)		
14	16	1 106	948	11 474	9 915	26	15
		166	149	1	4 258		
				129	175		
				7 114	8 741	197	
164	206	66 179	65 085	19 031	23 493	288	89

Notes to the balance sheet – unaudited (continued)

15. Long-term debt instruments

Rm		June 2005	Restated June 2004	Restated December 2004
Rand-denominated	**Instrument terms**			
Compulsorily convertible loans maturing on 31 December 2005*	18,12% per annum	**25**	68	47
Compulsorily convertible loans maturing on 6 November 2005*	13,75% per annum	**10**	29	20
R515 million (R350 million) bonds repayable on 4 December 2008	13,5% per annum	**588**	547	593
R2 billion callable notes repayable on 20 September 2011**	11,3% per annum	**2 063**	2 063	2 064
R4 billion callable notes repayable on 9 July 2012**	13,15% per annum	**4 251**	4 252	4 253
R200 million unsecured debentures repayable on 30 November 2029	16% per annum until 15 September 2000 – thereafter interest-free	**3**	3	3
Subordinated debt instruments repayable at Nedbank Group's discretion	Interest-free		175	
R2 billion repaid on 13 May 2004	3-month Jibar 1,65%			
R500 million repaid on 29 June 2004	3-month Jibar 1,3%			
		6 940	7 137	6 980
US dollar-denominated				
US$40 million repayable on 17 April 2008	6-month Libor on nominal value	**267**	247	225
US$18 million repayable on 31 August 2009	1,5 basis points below 6-month Libor on nominal value	**123**	112	103
		390	359	328
Namibian dollar-denominated				
N$40 million long-term debenture issue repayable on 15 September 2030	17% per annum until 15 September 2000 – thereafter interest-free	**1**	1	1
		1	1	1
Total long-term debt instruments in issue		**7 331**	7 497	7 309

Coupon holders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedbank Group.

The US dollar subordinated debt instruments are either matched by advances to clients or covered against exchange rate fluctuations.

In accordance with the group's articles of association, the borrowing powers of the company are unlimited.

* The debt instruments are convertible into Nedbank Limited ordinary shares and BoE Holdings Limited has acquired the option to purchase the ordinary shares in respect of these instruments.

** Callable by the issuer, Nedbank Limited, after five years from date of issue, being 20 September 2001 and 9 July 2002, at which time the interest converts to a floating three-month Jibar rate.

Notes to the balance sheet – unaudited (continued)

16. Trading balance sheet

Rm	Actual June 2005	Average June 2004	Actual December 2004
Assets			
Other short-term securities	**10 156**	596	5 144
Government and other securities	**5 252**	217	721
Bills and acceptances	**667**	213	204
Term loans and other	**15 283**	12 739	11 795
	31 358	13 765	17 864
Liabilities			
Current and savings accounts		7	4
Deposit and loan accounts	**6 312**	7 572	5 730
Negotiable certificates of deposit		124	101
Other liabilities	**4 933**	6 431	5 262
Intergroup funding	**20 113**	(369)	6 767
	31 358	13 765	17 864

Assets under management – unaudited

Managed funds

Rm	June 2005	Restated June 2004	Restated December 2004
Fair value of funds under management – by type			
Unit trusts	**23 262**	17 104	21 632
Third party	**17 711**	34 190	17 488
Private clients	**23 230**	24 339	17 768
Other financial services	**9 483**	11 941	12 094
	73 686	87 574	68 982
Fair value of funds under management – by geography			
South Africa	**54 472**	44 572	49 270
United Kingdom		23 562	1 130
Rest of World	**19 214**	19 440	18 582
	73 686	87 574	68 982

Rm	Unit trusts	Third party and private clients	Other financial services	Total
Reconciliation of movement in funds under management – by type				
Opening balance – December 2004	21 632	35 256	12 094	68 982
Group transfers		3 480	(3 480)	–
Acquisitions				
Disposals				
Inflows	5 520	5 146		10 666
Outflows	(4 242)	(4 806)		(9 048)
Mark-to-market value adjustment	600	1 133		1 733
Foreign currency translation differences	(248)	732	869	1 353
Closing balance – June 2005	**23 262**	**40 941**	**9 483**	**73 686**

Rm	South Africa	United Kingdom	Rest of World	Total
Reconciliation of movement in funds under management – by geography				
Opening balance – December 2004	49 270	1 130	18 582	68 982
Group transfers		(1 130)	1 130	
Acquisitions				
Disposals				
Inflows	9 902		764	10 666
Outflows	(6 484)		(2 564)	(9 048)
Mark-to-market value adjustment	1 784		(51)	1 733
Foreign currency translation differences			1 353	1 353
Closing balance – June 2005	**54 472**	**–**	**19 214**	**73 686**

Currency representation of balance sheet – unaudited

as at 30 June

2005	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
Total assets	298 177	8 575	20 459	8 947	336 158
Cash and balances with central banks	12 076	778	559	619	14 032
Other short-term securities	15 721	3 997	535	523	20 776
Government and other securities	21 903	55	1 007	1 355	24 320
Loans and advances and other assets	231 815	2 716	17 614	6 212	258 357
Deferred taxation assets	1 237	15	0	6	1 258
Current taxation receivable	200	0	0	0	200
Customers' indebtedness for acceptances	1 356	1	34	5	1 396
Other investments	6 095	1 003	708	99	7 905
Property, equipment and intangible assets	7 774	10	2	128	7 914
Total liabilities	281 870	7 345	16 532	6 753	312 500
Long-term debt instruments	6 940	0	390	1	7 331
Deposits and current accounts other creditors	272 312	7 318	16 097	6 678	302 405
Deferred taxation liabilities	1 041	3	1	47	1 092
Current taxation liabilities	221	23	10	22	276
Liabilities under acceptances	1 356	1	34	5	1 396
Net assets	16 307	1 230	3 927	2 194	23 658
Capital	18 138	1 421	3 357	742	23 658
	1 831	191	(570)	(1 452)	–

2004	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
Total assets	262 711	8 725	20 753	8 612	300 801
Cash and balances with central banks	9 302	473	1 740	294	11 809
Other short-term securities	6 067	1 732	496	1 254	9 549
Government and other securities	19 601	80	1 143	1 498	22 322
Loans and advances and other assets	210 334	5 225	16 282	5 131	236 972
Deferred taxation assets	1 238	9		(2)	1 245
Current taxation receivable	174				174
Customers' indebtedness for acceptances	943	1	55	10	1 009
Other investments	7 155	1 171	1 010	295	9 631
Property, equipment and intangible assets	7 897	34	27	132	8 090
Total liabilities	249 500	7 697	16 181	6 311	279 689
Long-term debt instruments	7 136		360	1	7 497
Deposits and current accounts other creditors	240 486	7 662	15 748	6 234	270 130
Deferred taxation liabilities	820		1	43	864
Current taxation liabilities	115	34	17	23	189
Liabilities under acceptances	943	1	55	10	1 009
Net assets	13 211	1 028	4 572	2 301	21 112
Capital	15 495	1 708	3 233	676	21 112
	2 284	680	(1 339)	(1 625)	–

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Geographical currency representation of balance sheet – unaudited

30 June 2005	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group domestic					
Total assets	298 000	708	11 101	824	310 633
Cash and balances with central banks	12 032				12 032
Other short-term securities	15 721				15 721
Government and other securities	21 891				21 891
Loans and advances and other assets	231 694	708	11 101	824	244 327
Deferred taxation assets	1 237				1 237
Current taxation receivable	200				200
Customers' indebtedness for acceptances	1 356				1 356
Other investments	6 095				6 095
Property, equipment and intangible assets	7 774				7 774
Total liabilities	281 815	495	12 013	236	294 559
Long-term debt instruments	6 940				6 940
Deposits, current accounts and other creditors	272 257	495	12 013	236	258 001
Deferred taxation liabilities	1 041				1 041
Current taxation liabilities	221				221
Liabilities under acceptances	1 356				1 356
Net assets	16 185	213	(912)	588	16 074
Intercompany	(1 953)	213	(912)	588	(2 064)
Capital	18 138				18 138
	–	–	–	–	–

30 June 2005	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group offshore					
Total assets	175	7 867	9 359	8 124	25 525
Cash and balances with central banks	44	778	559	619	2 000
Other short-term securities		3 997	535	523	5 055
Government and other securities	12	55	1 007	1 355	2 429
Loans and advances and other assets	119	2 008	6 514	5 389	14 030
Deferred taxation assets		15		6	21
Current taxation receivable					
Customers' indebtedness for acceptances		1	34	5	40
Other investments		1 003	708	99	1 810
Property, equipment and intangible assets		10	2	128	140
Total liabilities	55	6 850	4 520	6 516	17 941
Long-term debt instruments			390	1	391
Deposits, current accounts and other creditors	55	6 823	4 085	6 441	17 404
Deferred taxation liabilities		3	1	47	51
Current taxation liabilities		23	10	22	55
Liabilities under acceptances		1	34	5	40
Net assets	120	1 017	4 839	1 608	7 584
Intercompany	120	(404)	1 482	866	2 064
Capital		1 421	3 357	742	5 520
	–	–	–	–	–

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Geographical currency representation of balance sheet – unaudited

30 June 2004	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group domestic					
Total assets	261 471	717	9 362	682	272 262
Cash and balances with central banks	8 852				8 852
Other short-term securities	6 067				6 067
Government and other securities	19 601				19 601
Loans and advances and other assets	209 545	717	9 362	682	220 306
Deferred taxation assets	1 238				1 238
Current taxation receivable	174				174
Customers' indebtedness for acceptances	943				943
Other investments	7 154				7 154
Property, equipment and intangible assets	7 897				7 897
Total liabilities	248 431	73	10 372	242	259 118
Long-term debt instruments	7 136				7 136
Deposits, current accounts and other creditors	239 417	73	10 372	242	250 104
Deferred taxation liabilities	820				820
Current taxation liabilities	115				115
Liabilities under acceptances	943				943
Net assets	13 040	644	(1 010)	440	13 114
Intercompany	(2 455)	644	(1 010)	440	(2 381)
Capital	15 495				15 495
	–	–	–	–	–

30 June 2004	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group offshore					
Total assets	1 240	7 993	11 391	7 930	28 569
Cash and balances with central banks	450	473	1 740	294	2 957
Other short-term securities		1 732	496	1 254	3 482
Government and other securities		80	1 143	1 498	2 721
Loan and advances and other assets	789	4 508	6 920	4 449	16 666
Deferred taxation assets		9		(2)	7
Current taxation receivable					–
Customers' indebtedness for acceptances		1	55	10	66
Other investments	1	1 171	1 010	295	2 477
Property, equipment and intangible assets		34	27	132	193
Total liabilities	1 068	7 624	5 810	6 069	20 571
Long-term debt instruments			360	1	361
Deposits, current accounts and other creditors	1 068	7 589	5 377	5 992	20 026
Deferred taxation liabilities			1	43	44
Current taxation liabilities		34	17	23	74
Liabilities under acceptances		1	55	10	66
Net assets	172	384	5 581	1 861	7 998
Intercompany	172	(1 324)	2 348	1 185	2 381
Capital		1 708	3 233	676	5 617
	–	–	–	–	–

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Capital adequacy – unaudited

The group's capital adequacy ratio and risk weighted assets are based on the aggregation of the banks within the group. The requirement of capital adequacy is not a group concept but is a requirement of each bank.
The table below is indicative of the group as a whole, as if it were a bank.

		Weighted assets		
	Percentage weighting	June 2005 Rm	June 2004 Rm	December 2004 Rm
Money, interbank deposits and claims on central government				
Land bank and other public sector bodies	10	**80**	90	101
Trade transactions with recourse to other banks	20	**5 369**	4 949	4 580
Residential mortgage loans	50	**24 821**	22 449	25 050
All other banking assets excl intragroup	100	**140 271**	127 284	136 448
Notional trading assets	100	**8 305**	11 180	11 947
All other non-banking assets	100	**28 421**	27 575	20 973
Total on-balance-sheet items		**207 267**	193 527	199 099
Off-balance-sheet items	0–100	**8 752**	9 638	7 957
Counterparty risk	0–100	**3 236**	3 658	4 946
Large exposure requirements	1 000	**874**	975	457
Total risk weighted assets		**220 129**	207 798	212 459

Nedbank Group	June 2005 Capital Rm	%	June 2004 Capital Rm	%
Tier 1 capital (primary)	**18 733**	**8,5**	16 381	7,9
Share capital and reserves	**20 028**	**9,1**	17 677	8,5
Minority interest	**860**	**0,4**	665	0,4
Shareholders' funds not qualifying as Tier 1 capital, Preference share capital and premium	**2 770**	**1,3**	2 770	1,3
Impairments	**(84)**		(20)	
Goodwill	**(3 673)**	**-1,7**	(3 695)	-1,8
Other	**(1 168)**	**-0,5**	(1 016)	-0,5
Tier 2 capital (secondary)	**7 924**	**3,6**	8 595	4,1
Tier 2 bonds	**7 331**	**3,3**	7 497	3,6
Tier 2 bonds not qualifying as Tier 2 capital	**(15)**		(157)	-0,1
Provision for performing loans	**618**	**0,3**	1 265	0,6
Impairments	**(10)**		(10)	
Tier 3 capital (tertiary)	**293**	**0,1**	571	0,3
	26 950	**12,2**	25 547	12,3

Capital adequacy analysis by bank (solo supervision)	Weighted assets Rm 30 June 2005	Capital % 2005	Weighted assets Rm 30 June 2004	Capital % 2004	Weighted assets Rm 31 December 2004	Capital % 2004
Nedbank Limited	**192 109**	**12,8**	180 940	11,8	184 872	12,5
Imperial Bank Limited	**17 074**	**10,3**	13 887	10,9	15 467	10,2
Peoples Bank			5 634	25,7	5 439	25,5
Nedbank (Lesotho) Limited	**727**	**13,1**	258	31,0	211	38,5
Nedbank (Swaziland) Limited	**420**	**17,3**	458	13,1	395	15,2
Nedbank (Malawi) Limited	**137**	**13,4**	78	24,2	129	13,4
Nedbank (Namibia) Limited	**2 378**	**11,6**	1 748	15,4	1 863	10,4
SBM Nedbank International Limited	**138**	**55,4**	237	30,7	228	28,3
Fairbairn Private Bank (Jersey) Limited	**1 257**	**13,5**	1 204	12,3	1 105	12,9
Fairbairn Private Bank (IOM) Limited	**1 589**	**18,6**	1 688	14,1	1 703	13,5

Credit ratings

Fitch

	Nedbank Group June 2005	Nedbank June 2005
Individual	C/D	C/D
Support	2	2
Foreign currency		
Short-term	F3	F3
Long-term	BBB–	BBB–
Long-term rating outlook	Stable	Stable
Local currency		
Long-term senior	BBB	BBB+
National		
Short-term	F1 (zaf)	F1+ (zaf)
Long-term	A+ (zaf)	AA– (zaf)

Individual and support

C = An adequate bank which, however, possesses one or more troublesome aspects.

D = A bank, which has weaknesses of internal and/or external origin.

2 = A bank for which there is a high probability of external support, and the potential provider of support is highly rated in its own right.

Foreign and local currency (capped by sovereign limits)

F3 = Fair credit quality. The capacity for timely payment of financial commitments is adequate.

BBB = Good credit quality. Indicates that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate.

National

F1 = Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or issues in the same country.

AA = Denotes a very strong credit risk relative to other issuers or issues in the same country.

A = Denotes a strong credit risk relative to other issuers or issues in the same country. However, changes in circumstances or economic conditions may affect the capacity for timely repayment of these financial commitments to a greater degree than for financial commitments denoted by a higher rated category.

CA-Ratings

	Nedbank Group December 2004
Long-term	zaAA–
Short-term	zaA1+
Outlook	Stable

Long-term

zaAA = Indicates very strong capacity of the issuer to pay interest and repay capital relative to other South African obligors.

Short-term

zaA1 = Indicates that the degree of safety regarding timely payment is overwhelmingly strong, relative to other South African obligors. Issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

Moody's

	Nedbank January 2005
Financial strength	C
Outlook – Financial strength	Stable
Foreign currency – long-term bank deposits	Baa1
Foreign currency – short-term bank deposits	Prime-2
Outlook – Deposits	Positive

Financial strength

C = Banks rated C possess good intrinsic financial strength. Typically, they will be institutions with valuable and defensible business franchises. These banks will demonstrate either acceptable financial fundamentals within a stable operating environment, or better than average financial fundamentals within an unstable operating environment.

Long-term (capped by sovereign rating)

Baa = Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.

Short-term

P-2 = Issuers rated Prime-2 have a strong ability to repay short-term debt obligations.

Nedbank Group employee incentive schemes

as at

	Total	
	30 June 2005	31 December 2004
Movements		
Options outstanding at beginning of period	**28 895 823**	25 089 839
Granted	**5 767 770**	14 318 772
Exercised	**1 168 500**	2 772 393
Surrendered	**7 983 170**	7 740 395
Options outstanding at end of period	**25 511 923**	28 895 823
Performance based options	**8 618 772**	12 793 099
Non-performance based options	**16 893 151**	16 102 724
	25 511 923	28 895 823

Nedcor share incentive trust

The following options granted had not been exercised at 30 June 2005

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	1 611 213		b/f	2 418 861	
1 Jul 05	21 200	88,00	29 Jan 06	200	125,00	21 Jul 06	200	125,00
1 Jul 05	22 500	94,00	1 Feb 06	33 650	88,00	1 Aug 06	3 750	88,00
1 Jul 05	3 000	102,65	1 Feb 06	2 000	102,65	1 Aug 06	1 000	102,65
1 Jul 05	1 200	123,50	1 Feb 06	27 100	123,60	1 Aug 06	3 100	123,60
1 Jul 05	17 800	123,60	1 Feb 06	39 025	125,00	1 Aug 06	4 500	125,00
1 Jul 05	77 120	125,00	1 Feb 06	1 250	130,80	1 Aug 06	750	136,20
1 Jul 05	43 000	131,00	1 Feb 06	21 100	136,20	22 Aug 06	105 500	152,00
1 Jul 05	91 900	136,00	1 Mar 06	368	130,60	1 Sep 06	7 500	60,01
1 Jul 05	33 650	136,20	1 Mar 06	512	134,00	1 Sep 06	8 000	88,00
1 Aug 05	8 850	125,00	1 Mar 06	313	139,00	1 Sep 06	2 900	123,60
1 Aug 05	4 900	136,20	1 Mar 06	20 500	88,00	1 Sep 06	4 000	125,00
18 Aug 05	500	111,80	1 Mar 06	4 000	102,65	1 Oct 06	18 000	60,01
26 Aug 05	2 234	96,06	1 Mar 06	16 500	123,60	1 Oct 06	35 000	88,00
26 Aug 05	32 065	120,22	1 Mar 06	24 850	125,00	1 Oct 06	40 900	123,60
26 Aug 05	4 000	126,90	1 Mar 06	5 800	128,60	1 Oct 06	14 250	125,00
1 Sep 05	81 320	121,00	1 Mar 06	500	130,80	1 Oct 06	2 920	131,45
1 Sep 05	250	130,80	1 Mar 06	17 121	136,20	1 Oct 06	30 000	155,20
1 Sep 05	500	136,20	1 Mar 06	3 000	152,00	1 Nov 06	5 400	60,01
1 Sep 05	1 980	152,00	2 Mar 06	2 000	60,01	1 Nov 06	13 000	88,00
5 Sep 05	1 000	125,00	2 Mar 06	10 000	88,00	1 Nov 06	1 000	102,65
5 Sep 05	650	136,20	2 Mar 06	7 200	125,00	1 Nov 06	12 800	123,60
12 Sep 05	41 339	44,50	2 Mar 06	2 000	136,20	1 Nov 06	3 115	125,00
27 Sep 05	337 177	111,80	1 Apr 06	5 300	88,00	1 Nov 06	15 700	142,00
1 Oct 05	7 500	88,00	1 Apr 06	1 500	102,65	1 Dec 06	900	123,60
1 Oct 05	2 707	102,65	1 Apr 06	23 900	123,60	1 Dec 06	1 500	125,00
1 Oct 05	28 600	117,60	1 Apr 06	25 560	125,00	1 Mar 07	90 900	157,00
1 Oct 05	14 000	123,60	1 Apr 06	85 100	133,20	1 Mar 07	385	150,00
1 Oct 05	24 980	125,00	1 Apr 06	13 630	136,20	1 Mar 07	98	151,00
1 Oct 05	10 800	133,20	9 Apr 06	3 200	123,60	1 Jun 07	3 100	132,00
1 Oct 05	15 285	136,20	1 May 06	9 000	60,01	27 Sep 07	55 379[P]	130,80
1 Oct 05	10 000	142,00	1 May 06	33 050	88,00	28 Sep 07	69 900	130,80
1 Nov 05	12 000	88,00	1 May 06	500	102,65	28 Sep 07	12 650[P]	130,80
1 Nov 05	16 600	123,60	1 May 06	8 300	123,60	2 Nov 07	21 347	123,00
1 Nov 05	17 470	125,00	1 May 06	42 400	125,00	19 Nov 07	15 800	125,00
1 Nov 05	12 560	136,20	1 May 06	26 194	136,20	14 Feb 08	23 700	115,00
1 Nov 05	5 000	155,20	2 May 06	4 900	128,60	15 Apr 08	307 700	125,00
17 Nov 05	4 000	88,00	3 May 06	2 000	88,00	15 Apr 08	1 273 337[P]	125,00
17 Nov 05	5 200	123,60	3 May 06	250	125,00	2 Jul 08	1 883 200	123,60
30 Nov 05	6 000	88,00	3 May 06	250	130,80	15 Oct 08	245 900	102,65
30 Nov 05	7 000	125,00	1 Jun 06	7 200	88,00	15 Oct 08	164 679[P]	102,65
30 Nov 05	4 700	133,20	1 Jun 06	3 000	102,65	27 Nov 08	129 900	123,60
30 Nov 05	3 000	136,20	1 Jun 06	1 800	123,60	25 Feb 09	131 500	102,19
1 Dec 05	47 000	88,00	1 Jun 06	21 700	125,00	1 Apr 09	44 800	88,00
1 Dec 05	99 000	123,60	1 Jun 06	1 300	130,80	1 Apr 09	2 242 100[P]	88,00
1 Dec 05	57 550	125,00	1 Jun 06	10 100	136,20	1 Oct 09	306 050	69,20
1 Dec 05	15 250	136,20	1 Jun 06	3 000	152,00	1 Oct 09	57 080[P]	69,20
1 Jan 06	3 500	69,20	17 Jun 06	7 600	123,60	11 May 10	2 994 400[P]	60,01
1 Jan 06	74 500	88,00	1 Jul 06	39 000	60,01	11 May 10	693 200	60,01
1 Jan 06	1 500	102,65	1 Jul 06	71 900	88,00	11 May 10	25 000[P]	61,40
1 Jan 06	49 500	123,60	1 Jul 06	2 500	102,65			
1 Jan 06	129 630	125,00	1 Jul 06	1 300	123,60	10 Aug 10	112 000[P]	55,75
1 Jan 06	2 250	130,80	1 Jul 06	65 050	125,00	10 Aug 10	281 500	55,75
1 Jan 06	2 500	133,20	1 Jul 06	24 375	130,80	20 Apr 11	538 600	74,40
1 Jan 06	54 708	136,20	1 Jul 06	22 850	136,20	25 Apr 11	100 000[P]	73,00
1 Jan 06	8 300	157,00	13 Jul 06	950	125,00			
2 Jan 06	30 488	63,00						
	1 611 213			2 418 861			14 578 751	

[P] *Performance based options*

Nedcor share incentive trust (continued)

Options granted in respect of the rights offer

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	547 981		b/f	1 058 510	
1 Jul 05	4 792	45,00	3 May 06	1 042	45,00	2 Nov 07	3 472	60,00
1 Aug 05	3 585	45,00	1 Jun 06	13 542	45,00	19 Nov 07	6 584	45,00
18 Aug 05	209	45,00	21 Jun 06	3 483	45,00	1 Dec 07	417	45,00
26 Aug 05	126 259	45,00	1 Jul 06	48 840	45,00	6 Feb 08	5 973	45,00
1 Sep 05	17 805	45,00	13 Jul 06	396	45,00	14 Feb 08	9 876	45,00
12 Sep 05	11 689	45,00	21 Jul 06	84	45,00	1 Apr 08	1 389	45,00
27 Sep 05	49 265	45,00	26 Jul 06	18 305	45,00	8 Apr 08	556	45,00
1 Oct 05	9 647	45,00	1 Aug 06	500	45,00	15 Apr 08	513 501[P]	45,00
22 Oct 05	6 040	45,00	22 Aug 06	32 706	45,00	15 Apr 08	17 083[P]	60,00
1 Nov 05	13 689	45,00	1 Sep 06	6 208	45,00	15 Apr 08	108 979	45,00
17 Nov 05	3 832	45,00	1 Oct 06	42 410	45,00	21 Jun 08	2 778	45,00
1 Dec 05	45 544	45,00	1 Nov 06	9 018	45,00	1 Jul 08	15 277	45,00
1 Jan 06	96 791	45,00	29 Nov 06	13 888	45,00	2 Jul 08	675 497	45,00
2 Jan 06	3 833	45,00	1 Dec 06	1 265	45,00	2 Jul 08	109 210	60,00
29 Jan 06	84	45,00	8 Feb 07	17 575	45,00	15 Oct 08	68 563[P]	45,00
1 Feb 06	29 195	45,00	1 Mar 07	21 992	45,00	15 Oct 08	102 462	45,00
7 Feb 06	13 890	60,00	16 May 07	12 400	45,00	27 Nov 08	54 127	45,00
1 Mar 06	31 038	45,00	24 Jul 07	25 187	45,00	25 Feb 09	54 800	45,00
2 Mar 06	7 999	45,00	27 Sep 07	20 570[P]	45,00	1 Apr 09	875 126[P]	45,00
1 Apr 06	45 546	45,00	27 Sep 07	2 083	45,00	1 Apr 09	59 168[P]	60,00
9 Apr 06	1 334	45,00	28 Sep 07	4 354[P]	45,00	1 Apr 09	18 666	45,00
1 May 06	23 873	45,00	28 Sep 07	22 021	45,00	1 Oct 09	23 782[P]	45,00
2 May 06	2 042	45,00	2 Nov 07	192 660	45,00	1 Oct 09	127 522	45,00
	547 981			**1 058 510**			**3 913 318**	

Ex NIB share incentive scheme – now part of Nedcor share incentive trust

The following options granted had not been exercised at 30 June 2005

Option expiry date							No of shares	Issue price R
			b/f	1 087 565		b/f	1 271 571	
1 Jul 05	11 250	79,50	7 Feb 06	33 335	79,50	8 Feb 07	51 562	96,00
1 Jul 05	12 083	86,40	1 May 06	830	86,40	16 May 07	29 762	84,00
1 Aug 05	1 000	86,40	1 Jun 06	1 666	89,70	24 Jul 07	71 834	89,70
26 Aug 05	935 050	79,50	21 Jun 06	11 148	79,50	2 Nov 07	475 817	86,40
22 Oct 05	14 493	79,50	1 Jul 06	26 667	79,50	1 Dec 07	1 000	86,40
1 Nov 05	1 666	86,40	1 Jul 06	19 734	86,40	6 Feb 08	14 333	90,90
1 Jan 06	33 195	86,40	26 Jul 06	45 640	79,50	1 Apr 08	3 333	81,00
1 Feb 06	42 719	86,40	1 Oct 06	11 020	86,40	8 Apr 08	2 000	81,00
1 Feb 06	18 937	96,00	29 Nov 06	33 333	79,50	21 Jun 08	6 667	111,00
1 Feb 06	17 172	97,50	1 Dec 06	633	86,40	1 Jul 08	36 666	111,00
	1 087 565			**1 271 571**			**1 964 545**	

Nedbank group options scheme (2005)

The following options granted had not been exercised at 30 June 2005

	Option expiry date	Number of shares	Issue price R
	30 Jun 10	5 055 309	76,79
		5 055 309	
TOTAL OPTIONS OUTSTANDING		25 511 923	

Shareholders' analysis

Register date: 24 June 2005
Authorised share capital: 600 000 000 shares
Issued share capital: 395 319 190 shares

Major managers

	Number of shares	30 Jun 2005 % Holding	31 Dec 2004 % Holding	30 Jun 2004 % Holding
Old Mutual Group	221 908 833	56,13	51,92	51,58
Old Mutual Life Assurance Company Limited and associates (SA)	219 598 462	55,55	51,92	51,58
Old Mutual Asset Managers (SA)	2 310 371	0,58		
Allan Gray Investment Council (SA)	29 409 090	7,44	7,64	3,95
Sanlam Investment Management (SA)	18 764 932	4,75	5,73	3,90
Boston Company Asset Management (US)	15 669 091	3,96	3,09	3,13
STANLIB Asset Management (SA)	11 092 378	2,81	4,53	3,80
Franklin Templeton Investments (US)	10 413 854	2,63	2,03	1,50
Julius Baer Investment Management (US)	6 405 737	1,62	2,24	1,05

Major beneficial shareholders

	Number of shares	30 Jun 2005 % Holding	31 Dec 2004 % Holding	30 Jun 2004 % Holding
Old Mutual Life Assurance Company Limited and associates (SA)	219 598 462	55,55	51,92	51,58
Public Investment Corporation (SA)	22 525 507	5,70	5,81	4,73

Geographical distribution of shareholders

	Number of shares	30 Jun 2005 % Holding	31 Dec 2004 % Holding	30 Jun 2004 % Holding
South Africa	318 705 738	80,62	81,18	77,25
USA	57 079 583	14,44	12,69	14,01
United Kingdom	6 719 306	1,70	2,14	3,99
Netherlands	2 720 500	0,69	0,83	0,68
Norway	2 432 625	0,62	0,31	0,26
Other countries	7 661 438	1,93	2,85	3,81

Definitions

Basel Capital Accord (Basel II)

The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by closely aligning banks' capital requirements with improved modern risk management practices and sophisticated risk assessment capabilities. It further ensures the risk sensitivity of the minimum capital requirements by including supervisory reviews and market discipline through enhanced disclosure.

Group capital adequacy

Group capital adequacy is the ratio of Group net qualifying capital and reserve funds to total group risk weighted assets as calculated per the regulations relating to banks.

Capital adequacy ratio

The capital adequacy of South African banks is measured in terms of the South African Banks Act requirements. The ratio is calculated by dividing the primary (Tier 1), secondary (Tier 2) and tertiary (Tier 3) capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is now 10% of risk-weighted assets. Non-South African banks within the group have similar requirements.

Primary (Tier 1) capital

Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and the reserves.

This amount is then reduced by the portion of capital that is allocated to trading activities.

Secondary (Tier 2) capital

Secondary capital is made up of compulsorily convertible loans, the general bad-debt provision and 50% of any revaluation reserves.

Tertiary (Tier 3) capital

Tertiary capital means

- accrued current-period uncapitalised net profits derived from trading activities; and
- capital obtained by means of unsecured subordinated loans, subject to such conditions as may be prescribed.

Cash flow

Financing activities

Activities that result in changes to the capital structure of the group.

Investment activities

Activities relating to the acquisition, holding and disposal of fixed assets and long-term investments.

Operating activities

Activities that are not financing or investing activities and arise from the operations conducted by the group.

Deferred taxation assets

Deferred taxation assets are the amounts of income tax recoverable in future periods in respect of:

- deductible temporary differences arising due to differences between the tax and accounting treatment of transactions; and
- the carry forward of unused tax losses.

Deferred taxation liabilities

Deferred taxation liabilities are the amounts of income tax payable in future periods due to differences between the tax and accounting treatment of a transaction.

Dividend cover

Earnings per share divided by dividends per share.

Dividend per share

Dividend per share is the actual interim dividend paid and the final dividend declared for the year under consideration, expressed in cents.

Dividend yield

Dividend per ordinary share as a percentage of the closing share price of ordinary shares.

Earnings per share

Basic earnings basis

Income attributable to equity holders for the period divided by the weighted average number of ordinary shares in issue during the period..

Headline earnings basis

Headline earnings divided by the weighted average number of shares in issue during the period.

Fully diluted basis

The relevant earnings figure is adjusted for the assumed adjustments to income that would have been earned on the issue of shares issued from dilutive instruments. The resultant earnings are divided by the weighted average number of shares and other dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue for the period.

Earnings yield

Headline earnings per share as a percentage of the closing price of ordinary shares.

Definitions (continued)

Effective tax rate
The taxation charge in the income statement, excluding taxation relating to non-trading and capital items, as a percentage of earnings before taxation.

Efficiency ratio (cost-to-income ratio)
Operating expenses as a percentage of income from normal operations.

Headline earnings
Headline earnings is not a measure of maintainable earnings. For purposes of the definition and calculation, the opinion on headline earnings as issued by the UK Society of Investment Professionals (UKSIP) has been used.

Headline earnings consist of the earnings attributable to ordinary shareholders, excluding non-trading and capital items.

Headline earnings per employee
Headline earnings divided by the number of employees in service at the year-end.

Impairment of advances
Impairments of advances are made where there is objective evidence that the group will not be able to collect an amount due.

The impairment is the difference between the carrying amount and the recoverable amount.

King II (the code)
The King Report on Corporate Governance 2002, which sets out principles of good corporate governance for South African companies and organisations.

Market capitalisation
The group's closing share price multiplied by the number of shares in issue.

Net asset value per share
Share capital and reserves adjusted by the difference between the book and market value of investments divided by the number of shares in issue, less any treasury shares held.

Net interest income to interest-earning assets (net interest margin)
Net interest income expressed as a percentage of average net interest-earning assets. Net interest-earning assets are used, as these closely resemble the quantum of assets earning income, which is included in net margin.

Non-interest revenue to total income
Income from normal operations, excluding net interest, as a percentage of total income from normal operations.

Non-performing advances
Advances are classified as non-performing when:

- categorised as 'doubtful' and 'loss' per the bank regulatory credit risk classification system;
- a counterparty is under judicial management or declared insolvent; or
- management is doubtful about the collection of future cash flows.

Non-trading and capital items
These comprise the following:

- surplusses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- amortisation and impairments of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surplusses and losses on the sale or termination of an operation;
- capital cost of fundamental reorganisation or restructuring having a material effect on the nature and focus of the operations of the reporting entities;
- impairments of investments, property and equipment, computer software and capitalised development costs; and
- other items of a capital nature.

Off-balance-sheet assets
Assets managed on behalf of third parties on a fully discretionary basis.

Total equity attributable to equity holders
Ordinary share capital, share premium and reserves.

Equity holders return per share
The dividends per share added to the difference between the opening and closing share price for the period.

Price/Earnings ratio
The closing price of ordinary shares divided by headline earnings per share.

Price to book
The group's closing share price relative to the net asset value.

Properties in possession
Properties acquired through payment defaults on a loan secured by the property.

Definitions (continued)

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance-sheet financial instrument is regulated by the South African Banks Act or by regulations in the respective countries of the other banking licences.

Return on equity
Headline earnings expressed as a percentage of average equity attributable to equity holders.

Return on total assets
Headline earnings expressed as a percentage of average total assets.

Segmental reporting
Operational segment
A distinguishable component of the group, based on the market on which each business area focuses, which is subject to risks and returns that are different from those of other operating segments.

Geographical segment
A distinguishable component of the group that is engaged in providing services within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Tangible net asset value per share
Total shareholders equity less goodwill, computer software and capitalised development costs, divided by the number of shares in issue, less any treasury shares held.

Treasury shares
Ordinary shares in Nedbank Group Limited acquired by group companies.

Weighted average number of shares
The number of shares in issue increased by shares issued during the year, weighted on a time basis for the period during which they participated in the income of the group, less treasury shares held by entities in the group, weighted on a time basis for the period during which the entities held these shares.

These definitions should be read in conjunction with the group's accounting policies, which also clarify certain terms used.

Registered Office
Nedbank Sandton, 135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

www.nedbankgroup.co.za

Old Mutual plc

Results for the six months ended 30 June 2005

Delivering organic growth

HIGHLIGHTS

- Adjusted operating profit* (IFRS** basis): up 29% to £554 million (30 June 2004: £428 million) and up 24% to R6,445 million (30 June 2004: R5,194 million)
- Adjusted operating profit (European embedded value (EEV) basis): up 28% to £638 million (30 June 2004: £497 million) and up 23% to R7,420 million (30 June 2004: R6,032 million)
- Profit for the period attributable to equity holders: £387 million (30 June 2004: £141 million) R4,509 million (30 June 2004: R1,712 million)
- Adjusted operating earnings per share* (IFRS basis): up 22% to 8.4p (30 June 2004: 6.9p) and up 18% to 98.2c (30 June 2004: 83.1c)
- Adjusted operating earnings per share (EEV basis): up 25% to 10.1p (30 June 2004: 8.1p) and up 20% to 117.7c (30 June 2004: 97.7c)
- Basic earnings per share: 11.2p (30 June 2004: 4.1p), 130.2c (30 June 2004: 50.1c)
- Total life assurance sales, on an Annual Premium Equivalent (APE) basis, of £318 million, an increase of 12%
- Funds under management £158 billion (30 June 2004: £130 billion) an increase of 22%, R1,896 billion (30 June 2004: R1,469 billion) with record $20 billion fund inflows in the USA. Selestia funds under management exceed £1 billion
- Adjusted embedded value per share (EEV basis): 137.5p, R16.45 at 30 June 2005 (30 June 2004: 114.0p, R12.88)
- Return on equity 17.8% (30 June 2004: 18.7%)
- Interim dividend increased by 5.7% to 1.85p (22.13 cents***)

Commenting on the results, Jim Sutcliffe, Chief Executive, said:

"All of our businesses have shown strong organic growth during the first half of 2005, and returns on rising assets and embedded value are encouraging. We have completed our BEE deals in South Africa, produced strong cash flows in the USA and increased market recognition in the UK. Our strategy has delivered good earnings growth and we are well placed to take market opportunities as they arise."

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's Statement or the Group Finance Director's Review, the following apply:

* *Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on life funds' investments in Group equity and debt instruments. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties, and profit/(loss) on disposal of investments in subsidiaries. Adjusted operating profit also excludes income from hedging activities that do not qualify for hedge accounting.*

Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

** *The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards as set out in the basis of preparation note on page 28 of this document.*

*** *Indicative only, being the Rand equivalent of 1.85p converted at the exchange rate prevailing on 30 June 2005. The actual amount to be paid by way of interim dividend to holders of shares on the South African branch register will be calculated by reference to the exchange rate prevailing at the close of business on 6 October 2005, as determined by the Company, and will be announced on 7 October 2005.*

ENQUIRIES:

Old Mutual plc UK

James Poole	Tel: +44 (0) 20 7002 7000
Miranda Bellord	Tel: +44 (0) 20 7002 7133
College Hill, Tony Friend	Tel: +44 (0) 20 7457 2020

Old Mutual plc SA

Nad Pillay	Tel: +27 (0) 21 504 8026

Notes to Editors:

A webcast of the analysts presentation and Q&A will be broadcast live at 9.30 a.m. (UK time), 10.30 a.m. (South African time), today on our website, *www.oldmutual.com*. High-resolution images of Jim Sutcliffe and Julian Roberts are available at *www.2.oldmutual.com/Media/media_resources/photo_library/js_jr.jsp*. Copies of these results and the associated analysts presentation, together with photographs and biographical details of the executive directors of Old Mutual plc, are available in electronic format to download from the Company's website at *www.oldmutual.com*.

10 August 2005

Chief Executive's Statement

The first half of 2005 has been a period of strong organic growth, with the achievement of a number of significant milestones in the Group's development. Our three main business platforms – in South Africa, the US and the UK – have all established a momentum which their management teams are confident of being able to sustain.

Particular highlights in the period have been significantly improved life assurance and unit trust sales in South Africa, substantial progress in the recovery programme at Nedbank, and record cash flows from our US Asset Management business.

All our earnings measures showed good progress. Our adjusted operating earnings per share for the first half of 2005 improved to 8.4p/98.2c (2004: 6.9p/83.1c). Basic earnings per share were 11.2p/130.2c (2004: 4.1p/50.1c). Adjusted operating earnings per share (EEV basis) for the period were also up at 10.1p/117.7c (2004: 8.1p/97.7c). As a result, the directors have declared an increased interim dividend of 1.85p (2004: 1.75p) per share, which will be paid on 30 November 2005.

In South Africa, our life business produced a return on capital of 24%, despite profits having been struck after making a provision of R225 million for the improved terms offered to customers following the Pension Fund Adjudicator's rulings on paid-up retirement annuities. We have also reduced the rate at which the Long Term Investment Return accrues, which gave rise to a R250 million negative impact on earnings.

Adjusted embedded value stood at a similar level to the year end at 137.5p/R16.45, with the Rand having been at a significantly higher level at the start of the year.

Our Black Economic Empowerment (BEE) ownership proposals at Old Mutual South Africa (OMSA), Nedbank Group and Mutual & Federal have been approved by the three companies' shareholders, confirmed by the UK High Court in terms of a related scheme of arrangement in the case of OMSA, and implemented by each company during the last few days. I am delighted to welcome our new black business partners and look forward to working with them to accelerate the transformation of each of the businesses. I am also glad that our staff in South Africa will have a major participation in the company through the employee ownership schemes that have been established.

Although the financial impact of the BEE deals will only be seen in the second half of the year, the benefits of our BEE proposals on our sales have already started to come through. Life and unit trust sales at OMSA were well ahead of the equivalent period in 2004, benefiting from a marked upturn between the first and second quarters at Individual Life, while Group Business sales were up 19% on the equivalent period last year.

Nedbank Group has continued to hit the required milestones on its path to recovery, with results slightly ahead of expectations. Meanwhile Mutual & Federal reported another excellent result for the half, despite the tougher pricing environment, aided by disciplined underwriting, good claims management and close control of expenses.

Net cash flow at our US Asset Management business was very positive, with a record net total of $20 billion, including $5.4 billion of cash collateral assets at our securities lending business, eSecLending. Our South African asset management business experienced a net outflow of R17 billion, largely as a result of withdrawal of funds by the Public Investment Commissioners as it corporatised. This was despite OMAM(SA)'s excellent investment performance record over the past 18 months.

We have continued to take steps during the six months to develop our US asset management retail channel through Old Mutual Capital and alternative investment capabilities through our new business, 2100 Capital, and anticipate that we shall continue to make further strategic investments to support our US asset management firms in achieving organic growth and meeting clients' objectives.

Our US life business had very good levels of sales (up 10% to $276 million APE) during the first half, and it remains on track to achieve our stated target of paying dividends in 2007. Record sales of variable annuity products have been recorded at OMNIA Bermuda, which reached $1 billion of assets under management.

In the UK, we passed another major milestone during the period at Selestia, by achieving over £1 billion of funds under management. OMAM(UK) continued to attract funds and to deliver excellent investment performance, particularly in its hedge funds.

Outlook

Over the past five years, we have made substantial strides in using our powerful South African base to build an international franchise, with over half our life sales and more than 70% of our asset management clients now in the US and UK. Our flexible, multi-brand strategy plays well in the market place, both in the US and elsewhere, as open architecture/multi-manager has become an increasingly powerful trend in life assurance and asset management industries. Conditions remain broadly favourable, particularly in South Africa, and while markets can always affect the outcome, our operational robustness is now well established.

Each of our businesses is now on a positive trajectory and well placed to seize opportunities for growth in our marketplaces. I believe we are well set to maintain the strong performance of the first half during the rest of 2005.

Jim Sutcliffe

Chief Executive

10 August 2005

SOUTH AFRICA

LIFE ASSURANCE & ASSET MANAGEMENT – OLD MUTUAL SOUTH AFRICA (OMSA)

Earnings impacted by one-offs

Highlights (Rm)	H1 2005	H1 2004	Var %
Life assurance	**1,758**	1,811	(3%)
Long term investment return (LTIR)	**646**	911	(29%)
Asset management	**361**	230	57%
Adjusted operating profit	**2,765**	2,952	(6%)
Return on Capital (Life business)	**24%**	26%	
Client funds (Rbn)	**316**	271	17%

The life assurance result reduced by 3% to R1,758 million compared to the first half of 2004. This was largely as a result of the R225 million charge, recognised as a result of management's response to Pension Funds Adjudicator determinations, together with the impact of increased new business strain. This increased strain arises particularly due to the introduction of International Financial Reporting Standards (IFRS), more competitive product pricing and the costs of increasing our distribution capability, especially Group Schemes.

The LTIR of R646 million declined by 29% from R911 million in the first half of 2004. This reduction reflects lower rates applied across all asset classes, combined with an increase in the cash component of the portfolio since June 2004 and lower investible assets as a result of an increased investment of R1.4 billion in Nedbank to retain our controlling interest post BEE.

Adjusted operating profit for the asset management businesses, excluding Nedbank, increased strongly by 57% to R361 million in the first half of 2005, from R230 million for the first half of 2004. Higher asset levels, driven largely by the good performance of the South African equity market, contributed positively. Further benefit came through higher income from performance fees in Old Mutual Asset Managers (South Africa) (OMAM), growth in unit trust funds, and a large one-off profit in our Specialised Finance company from a single transaction.

The combination of the above has resulted in the adjusted operating profit for OMSA reducing by 6% to R2,765 million. The return on life allocated capital has, as a consequence, reduced to 24%, which remains very satisfactory.

Funds under management increased slightly

Client funds under management for the business increased slightly from R312 billion as at 31 December 2004 to R316 billion at 30 June 2005.

The uplift from market movements was largely offset by negative net client cash flows. These have been disappointing, with total net client cash flow being negative R17 billion. Within the Life business, Group Business flows were a negative R4 billion as a result of normal fund benefit payments and higher terminations.

Within OMAM, the largest single factor was a withdrawal by the Public Investment Corporation of R10 billion. In addition, OMAM saw outflows as a result of clients rebalancing their portfolios, shifting from balanced mandates to specialised mandates, fragmenting portfolios into smaller pieces, and some smaller funds switching into balanced multi-manager offerings.

OMAM continued to deliver strong investment performance, being ranked second out of the eleven institutional asset managers in the Alexander Forbes Global Manager Watch (Large) Survey over the year to the end of June 2005. Over three years OMAM was ranked fourth. In addition, 80% of the funds managed by OMAM (weighted by value) outperformed their benchmarks over the one-year period to 30 June 2005. Over 3 years, 94% of funds outperformed their benchmarks.

Both life and non-life sales increase

Total life sales for the period on an Annual Premium Equivalent (APE) basis, including Old Mutual International (OMI) sales out of South Africa, were R1,900 million, 13% higher than the comparative period in 2004. Both Individual Life and Group Business sales were higher, the latter showing particularly strong growth from a low base in 2004.

Non-life sales in both our broker and agency channels grew strongly and contributed towards the increase in unit trust sales of 81% from R2,027 million in the first six months of 2004 to a record R3,666 million for this period.

Individual Life Business sales up 10%

Individual APE (Rm)	H1 2005	H1 2004	Var %
Savings	**574**	520	10%
Protection	**305**	267	14%
Immediate annuity	**82**	76	8%
Group Schemes	**310**	295	5%
Total excl. OMI	**1,271**	1,158	10%
OMI	**67**	54	24%
Total incl. OMI	**1,338**	1,212	10%
Single	**399**	358	11%
Recurring	**940**	856	10%

Individual Life Business sales increased by 10% over the comparative period in 2004. Within this, recurring premiums were up 10%, single premiums were up 11%, and good growth was seen across all product groupings. Group Schemes sales, whilst only 5% higher for the period in total, recorded strong growth in the second quarter as the strengthening of their distribution gathered pace (with a 16% growth in sales force headcount since the end of 2004).

Within single premium sales, bancassurance saw particularly strong growth, with total Old Mutual life sales through the Nedbank channel being up 52% on an APE basis for the first six months compared to the same period last year.

Within recurring premiums, sales through brokers were slightly down, whereas sales through our agency channel grew strongly, reflecting our continuing investment in growing our advisor headcount. Our advisor force totalled 3,112 at the end of June 2005 – some 440 higher than a year earlier and 150 higher than at the start of the year.

Group Business sales recovering

Group APE (Rm)	H1 2005	H1 2004	Var %
Savings	**148**	115	29%
Protection	**81**	67	21%
Annuity	**54**	16	238%
Healthcare	**278**	275	1%
Total	**561**	473	19%
Single	**182**	105	73%
Recurring	**379**	368	3%

Total Group Business sales increased by 19% over the comparative period in 2004. Note that this total includes for the first time Healthcare sales, which have been brought in following our move to EEV methodology. Healthcare sales maintained the high level achieved in 2004. Excluding Healthcare business, Group business sales grew by 43% to R283 million over the comparative period in 2004.

This reflects our efforts in restructuring our sales management, processes and capability. The result was underpinned by growth in single premium sales, with recurring premium sales being slower to pick up. Annuity sales showed particularly strong growth, albeit off a low base, with solid growth rates also being achieved in savings and protection product sales..

In 2004 there was very little activity in pension fund outsourcing. This year has seen a general increase in outsourcing (especially for post-retirement medical aid liabilities), leading to higher annuity sales. The increase in protection sales is attributable to the securing of two large Group Life Assurance schemes. Increased opportunities in the post-retirement medical aid market resulted in customised products being offered for the first time, which was also a significant driver of savings product sales.

Margins reduced reflecting investment in growth

New business margins have reduced from 19% on an APE basis for the first half of 2004 to 15% for the first half of 2005, reflecting our efforts to grow the business and improve value for customers. The Individual business margin has reduced from 17% to 12% reflecting more competitive product pricing, as well as the initial expense strains relating to re-building the Group Schemes sales force. The Group business margin reduced marginally from 22% to 20%, reflecting some changes in the mix of new business.

Solid capital position

The South African life company remains strongly capitalised, as is demonstrated by the 2.4 times coverage of the Statutory Capital Adequacy Requirement (SCAR), after allowing for statutory limitations on the value of certain assets. This compares to coverage of 2.6 times at 31 December 2004 and 2.1 times at 30 June 2004. The decrease since December 2004 is primarily due to the full phasing in of the Financial Services Board's regulations relating to limits on Group undertakings, which result in R7.5 billion of our investment in Nedbank and M&F being disallowed for the purposes of SCAR coverage.

Uncertainty around Pension Funds Adjudicator determinations

The Pension Funds Adjudicator has made several determinations in recent months against retirement annuity funds, including Old Mutual's retirement annuity fund. While these determinations only apply to the particular client and fund to which each determination relates, they do set a precedent for subsequent determinations. The Adjudicator's rulings are subject to appeal to the High Court which decides a matter anew and may replace the Adjudicator's ruling with its own judgement. Considering the changing needs of investors that have developed over recent years, in the second half of 2004 Old Mutual introduced its new Max Investments product, which features greater flexibility to accommodate the changing needs of clients, as well as lower policy charges. In April 2005 Old Mutual announced its intention to offer existing clients with paid-up retirement annuities the option to have their premiums managed in the style of the Max Investments product. This option will result in enhanced retirement values for certain clients who have ceased or reduced their contributions.

The value of policyholder liabilities has been increased by R225 million at 30 June 2005 to reflect the estimated cost of providing this option to policyholders. We believe that this is a significant step aimed at strengthening our customer franchise, and ensuring we provide good value for money.

Discussions are currently being held between the industry and the regulator about these issues. Since at this stage it is not possible to foresee the outcome of these discussions, no further provision has been made for subsequent developments that may occur.

BANKING – NEDBANK GROUP (NEDBANK)

Recovery on track

Nedbank's financial performance for the first six months of 2005 is in line with management's expectations, with the benefits of the recovery programme gaining momentum.

Highlights (Rm)	H1 2005	H1 2004	Var %
Adjusted operating profit	**2,112**	898	135%
Net interest income*	**4,024**	3,319	21%
Non-interest revenue*	**3,716**	3,771	(1%)
NII margin*	**3.45%**	2.99%	
Cost to income ratio*	**68.6%**	77.9%	

*As reported by Nedbank Group

Nedbank's adjusted operating profit, for both its banking and asset management operations, of R2,112 million increased by 135% compared to the same period last year, outperforming the previous two half year performances. Nedbank continues to deliver on its commitments made to shareholders since the inception of the recovery programme in late 2003 with the resultant benefits being increasingly reflected in its financial performance. This has manifested itself with both growth in operating income and the containment of expenses, improving the efficiency ratio from a high of 77.9% for the first half of 2004 to 68.6% for the first half of 2005.

Net interest income (NII) increased by 21% to R4,024 million compared to the same period last year. The margin has improved from 2.99% to 3.45% for the six months ended 30 June 2005, having benefited from 2004 initiatives undertaken. These included the uplift created from the rights offer cash received in May 2004, reduced funding drag following the revised hedging strategy, income from the sale of non-core investments and the repatriation of certain foreign capital. The settlement of expensive empowerment funding for Peoples Bank in April 2005 has also contributed to the increase. Margins were negatively impacted by the 1% reduction in the taxation rate and were slightly compressed from the impact of the lower interest environment and the resultant drop in endowment income.

Non-interest revenue (NIR) growth was negatively impacted by the sale of subsidiaries during 2004. NIR decreased by 1% from R3,771 million to R3,716 million for the six months ended 30 June 2005. Deal flow has continued to improve and the pipeline remains strong with core business of commissions and fees showing good growth. In order to more accurately reflect the banking margin on banking assets by excluding trading activities and to facilitate easier peer group comparison, Nedbank has reclassified certain trading revenue from NII to NIR.

Retail earnings more than doubled in the period, and the rate of market share loss reduced. Bancassurance premiums rose both through Nedbank and Old Mutual branded products.

Cost to income ratio drops to 68.6%

Total expenses for the period totalled R5,311 million, 3.9% lower than in the first half of 2004, contributing to an improvement in the cost to income ratio to 68.6% from 77.9% for the first six months of 2004. Income growth was 13.2% higher than expense growth for the period, which exceeded the target of 9%. This improvement can be attributed to improved efficiencies across the business, as well as a reduction in one-off strategic recovery programme and BoE merger costs.

Return on equity (ROE) on track

Nedbank has achieved ROE (excluding foreign exchange) of 12.9% for the period ended 30 June 2005, compared to 13.2% in the equivalent period in 2004, with the decline due to the impact of the 2004 rights issue. Nedbank remains committed to meeting 20% ROE and 55% cost to income ratio target by 2007 despite the dilutive aspects of BEE and impacts of IFRS.

Capital

Nedbank continues to be well capitalised, with tier 1 capital being above 8.5% at 30 June 2005 (December 2004: 8.1%). Nedbank's capital adequacy ratio has remained stable at 12.2% (31 December 2004: 12.1%).

GENERAL INSURANCE – MUTUAL & FEDERAL

Continued strong performance, but pressure on margins

Mutual & Federal continued to perform strongly during the first six months in 2005 in a softening insurance market, with an adjusted operating profit of R573 million, although this is down on the comparable period last year.

Highlights (Rm)	H1 2005	H1 2004	Var %
Adjusted operating profit	**573**	639	(10%)
Underwriting ratio	**8.6%**	10.7%	
Gross premiums	**3,962**	3,592	10%

This excellent performance was largely attributable to a favourable underwriting cycle, which continued into the first quarter of 2005, and the inclusion for the first time of the results of Credit Guarantee Insurance Corporation (CGIC).

Strong premium growth up 10%

Gross premiums for the period ended 30 June 2005 increased to R3,962 million, an increase of 10% from the comparable period last year. This result was substantially impacted by the inclusion of CGIC. Excluding CGIC, the growth would have been 5%, which reflects the intense levels of competition being experienced in the market.

Claims

Trading conditions for the short term insurance industry remained favourable for the first six months of 2005. The general level of commercial and industrial claims remained relatively low and this positively influenced the commercial portfolio. However, the personal division has been impacted by adverse weather conditions and a noticeable decline in the profitability of the motor account, which continued to be affected by an increase in motor vehicle accidents.

Healthy underwriting surplus maintained – 8.6%

The underwriting surplus for the period ended 30 June 2005 was R301 million, a decrease of R34 million from the underwriting surplus of R335 million for the period ended 30 June 2004. This reduction reflects the exceptionally strong general insurance cycle of 2004, which we believe has now peaked. Nevertheless, the 2005 surplus continues to reflect good claims management and close control of expenses. The underwriting ratio was 8.6% for the first half of 2005, down from 10.7% in the equivalent period last year.

UNITED STATES

US LIFE

Strong profits continue, up 27%

Highlights ($m)	H1 2005	H1 2004	Var %
Adjusted operating profit	**93**	73	27%
Funds under management ($bn)	**19.8**	15.3	29%
APE sales	**276**	251	10%
Value of New Business	**55**	38	45%
New Business margin	**20%**	15%	

Our US life business's adjusted operating profit of $93 million for the period ended 30 June 2005 was 27% up on the comparable period in 2004. This reflects the continued growth in assets and in-force business, the benefits of which have more than offset the strain from increasing volumes of new business. We continue to manage growth in profitable product areas and to drive towards capital self-sufficiency in 2007.

Funds under management have increased by 29% to $19.8 billion – an increase of $4.5 billion since the first half last year and $2.5 billion since the start of the year. This increase reflects strong sales inflows, and we are now only just below our $20 - $25 billion critical mass.

Sales up 10%

Total sales on an APE basis for the first six months of 2005 were $276 million, an increase of 10% from $251 million in first six months of 2004. This growth was driven by particularly strong sales of life products as well as offshore annuity products through OMNIA Bermuda (soon to be rebranded Old Mutual Bermuda). Life sales grew by 51% and OMNIA Bermuda sales grew by 102% over the equivalent period in 2004.

The continued growth in life sales reflects strengthening relationships and increases to the number of distributors, as well as strong market growth in the middle income sector on which we focus. We also benefit from our efficient use of outsourcing of underwriting and administration services. We are now ranked 18 overall for sales in the life market, and remain the market leader for mortgage protection term insurance.

OMNIA Bermuda sales continue to reflect the benefits of the stability we have provided the business since we purchased it in May 2003. Our product offering has been expanded beyond the original variable annuity to include a fixed annuity and an equity indexed product modeled closely on our onshore products. The strong growth in sales reflects these product extensions, as well as growth in our bank distribution network.

Our US retail annuity businesses also continue to grow as our distribution broadens and our product offerings are expanded. Corporate sales have been kept at low levels due to the strength of retail sales.

Margins healthy

The average margin on new business after tax increased from 15% at 30 June 2004 to 20% of APE for the period ended 30 June 2005. The value of new business after tax increased sharply from $38 million last year to $55 million this year.

The achieved margin of 20% of APE is at the upper end of our expected range of results for new business margin under EEV methodology, reflecting strengthening of our pricing disciplines, strong stock selection by our asset managers and favourable product mix.

US ASSET MANAGEMENT

Highlights ($m)	H1 2005	H1 2004	Var %
Adjusted operating profit	**94**	85	11%
Funds under management ($bn)	**209**	163	28%
Net client cashflow ($bn)	**20**	5	300%

The Group's US Asset Management business achieved adjusted operating profit of $94 million in the first half of 2005, which was an increase of 11% on the comparative period in 2004. The combined effects of improving equity markets last year and record net cash inflows of $20 billion led to a 28% increase in funds under management to $209 billion. The net cash inflows were achieved across a broad range of asset classes, with fixed income, value equity and quantitative strategies particularly attracting new funds. Profitability improved although we continue to spend money building the retail channel through Old Mutual Capital, and into the alternative investments market through our interest in 2100 Capital.

Funds under management benefit from record net fund inflows of $20bn

Funds under management increased 13% to $209 billion, from $185 billion at 31 December 2004. Cashflows for the first half of 2005 achieved a record $20 billion net inflow, including cash collateral assets of $5.4 billion, accounting for 11% of the increase. The remaining 2% increase resulted from market action and fund investment performance. Our retail initiative continues to gather momentum, with gross sales of $497 million in the first half of 2005.

Managing the portfolio

In addition to our strategic partnership with Copper Rock Capital Partners and the launch of 2100 Capital announced earlier this year, US Asset Management has actively worked to manage its portfolio of businesses by enhancing the diversification of asset management capabilities and through divestiture of non-core operations. We sold our business based in Japan at the end of the first quarter of 2005. Going forward, we will continue to make strategic investments in order to support our firms in achieving organic growth and meeting the objectives of our clients.

UK & REST OF WORLD

Highlights (£m)	H1 2005	H1 2004	Var %
Adjusted operating profit	**9**	0	
Fund under management (£bn)	**4.9**	4.0	23%
Selestia sales	**305**	197	55%

Adjusted operating profit from the Group's UK and Rest of World asset management and life assurance businesses, excluding Nedbank, was £9 million in 2005. This result includes the adjusted operating profit from the UK, Old Mutual International (OMI) and the Far East. The success of the organic growth strategy of the UK businesses is reflected in the growth in adjusted operating profit during this year, with Old Mutual Asset Managers (UK) (OMAM(UK)) in particular producing a good result as a consequence of excellent hedge fund performance. The UK businesses contributed £3 million of adjusted operating profit in the first half of 2005, compared to a break even position for the comparable period in 2004.

Total funds under management in the UK grew by 17% from £4.2 billion at 31 December 2004 to £4.9 billion at 30 June 2005. OMAM(UK)'s hedge fund products continued to attract strong inflows and generate strong fund performance.

Selestia funds under management exceed £1 billion

New business sales at Selestia continued to grow, with sales of £305 million achieved in the first half of 2005, an increase of 55% on the comparative period in 2004. Funds under management increased from £730 million at 31 December 2004 to £1,051 million at 30 June 2005.

GROUP RESULTS

H1 2005 Adjusted EPS up by 22% to 8.4p

The Old Mutual Group has had a positive start to 2005, with a 29% increase in adjusted operating profit before tax to £554 million. Adjusted operating profit after tax and minority interests increased by 24% from £256 million for the period ending 30 June 2004 to £317 million for the first six months of 2005, leading to an increase in adjusted operating earnings per share to 8.4p for the period ending 30 June 2005, from 6.9p for the comparative period in 2004. The basic earnings per share is 11.2p, representing a 173% increase.

Profit for the financial period attributable to equity holders increased to £387 million during the first half of 2005 compared to £141 million during the first half of 2004.

Funds under management and fund flows

During 2005, funds under management increased by 13% from £140 billion as at 31 December 2004 to £158 billion at 30 June 2005. Our international diversity has delivered strong net cash inflows of £9.6 billion, an increase of £5.6 billion when compared to the first half of last year, as strong performances by our US and UK businesses more than offset weak flows in South Africa.

Embedded Value (EV) – profits

Old Mutual published its 2004 embedded value figures restated in accordance with EEV principles on 20 June 2005. The same approach has been taken to the calculation of our June 2005 figures, and all 2004 comparatives are on the restated EEV basis. The Group's adjusted operating profit on an EEV basis of £638 million increased by 28% from £497 million at June 2004. Adjusted operating profit for life assurance of £345 million was up 3% from £334 million at June 2004, with African profit being down 7% and North American profit being up 57%. The reduction in adjusted operating profit for Africa is mainly due to lower expected return on capital and a provision for the expected cost of the offer to policyholders that has been announced in respect of paid-up retirement annuities. The increase in adjusted operating profit for North America is mainly due to a significant increase in the value of new business sold in 2005 and the consequential effect of new business sold in 2004.

Adjusted embedded value per share down by 2%

Adjusted embedded value (EV) (adjusted for own shares held in policyholders' funds and to bring listed Group subsidiaries to market value) of £5,303 million at 30 June 2005 decreased by 2% from £5,384 million at 31 December 2004. Good Rand growth in African life embedded value (aided by good investment returns) was partially offset by the depreciation of the Rand, good US dollar growth in North American embedded value (driven by new business growth) was enhanced by the strengthening of the US dollar, and a decline in the share prices of Nedbank and Mutual & Federal was exacerbated by the weakening of the Rand.

Adjusted EV per share at 30 June 2005 was 137.5p representing a decline in EV per share of 2% over the 2004 result of 139.7p.

Capital

The Group's gearing level remains favourable, with senior debt gearing at 30 June 2005 of 7.9% (10.8% at 31 December 2004) and total gearing, including hybrid capital, of 19.0% (16.9% at 31 December 2004). Hybrid capital excludes hybrid debt from banking activities and includes the $750 million of Guaranteed Cumulative Perpetual Preferred Securities issued during 2003 that are reported as part of minority interests in the financial statements and the £350 million of Perpetual Preferred Callable Securities issued in March 2005 that are reported as part of equity holders' funds.

Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value on an EEV basis. Senior debt excludes debt from banking activities and is net of cash and short-term investments, which are immediately available to repay debt, and derivative assets relating to swaps associated with senior debt, so as to reflect debt valued on effective currency and interest rate positions. Total gearing is similarly based, but includes hybrid capital instruments within debt.

On 2 May 2005 the Group's $636 million of outstanding 3.625 per cent Convertible Bonds matured and were repaid in full at par value.

Old Mutual's Group-wide Economic Capital (EC) Programme is progressing according to plan. Once completed, it will significantly improve the Group's ability to measure risk and shareholder value creation. The early results show the Group's available financial resources to be well above the EC required for our target external agency rating.

The Group exceeds the minimum capital resources requirement under the Financial Groups Directive, which applies to UK-based financial conglomerates.

Taxation

The Group's effective tax rate (based on the tax charge excluding income tax attributable to policyholder returns as a proportion of adjusted operating profit) for the period ended 30 June 2005 of 24% decreased from 25% for the corresponding period in 2004. This was primarily as a result of the recognition of a previously unrecognised deferred tax asset in the US. Excluding the impact of this adjustment, the tax rate would have increased to 27% as a result of a decrease in the proportion of tax advantaged investment income earned in the period.

BLACK ECONOMIC EMPOWERMENT

Over the past few years Old Mutual plc has been actively addressing various aspects of Black Economic Empowerment (BEE). We believe that Black Economic Empowerment (BEE) is a key requirement for the promotion of sustainable economic growth and social development in South Africa and is therefore fundamental to the interests of our employees, clients and shareholders. Earlier this year we proposed three separate, but independent transactions designed under a common set of principles, which introduce new broad-based black ownership into each of our South African subsidiaries. These transactions have now been completed and have resulted in the introduction of direct black ownership worth 12.75% of the value of Old Mutual plc's South African businesses, with the total value of black shareholding being R7.1 billion. The financial impact of these proposals will be incorporated into the Group's results for the second half of 2005.

Our BEE deal is very broad based and our South African employees now have share interests in our companies with the incentivisation that share ownership provides. Uniquely, many of our clients and distributors have also acquired an interest in our shares, which supports our strategy. We believe that our black business partners will add value to our businesses and are extremely pleased to have the Wiphold and Brimstone Consortia as shareholders in our businesses, as well as Mtha at Mutual & Federal. The transformation deal secures future returns for all our stakeholders.

DIVIDEND

The directors have declared an interim dividend of 1.85p per share for the six months ended 30 June 2005, to be paid on Wednesday, 30 November 2005.

The record date for this dividend payment is the close of business on Friday, 21 October 2005, for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Securities Exchange South Africa ("JSE") and other African Exchanges will be Friday, 14 October 2005. The shares will trade ex-dividend from the opening of business on Monday, 17 October 2005 on the JSE and the other African Exchanges and from the opening of business on Wednesday, 19 October 2005 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the Dividend Access Trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the Company using exchange rates prevailing at close of business on Thursday, 6 October 2005 and will be announced by the Company on Friday, 7 October 2005.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 17 October and Friday, 21 October 2005, both dates inclusive, and transfers between the registers may not take place during that period.

Julian V F Roberts
Group Finance Director
10 August 2005

Independent Review Report by KPMG Audit Plc to Old Mutual plc

Introduction

We have been engaged by the Company to review the financial information, including the European Embedded Value supplementary information, set out on pages 19 to 81 and supplementary financial information set out on pages 84 to 145. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information on page 28, the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the European Union (EU). The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the EU. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc

Chartered Accountants

10 August 2005

8 Salisbury Square, London EC4Y 8BB

Summary Consolidated Income Statement
for the six months ended 30 June 2005

The following table summarises the Group's results in the consolidated income statement on page 19. Adjusted operating profit represents the directors' view of the underlying performance of the Group. This summary does not form part of the statutory financial statements.

	Notes	**6 months to 30 June 2005**	6 months to 30 June 2004	£m Year to 31 December 2004
Africa				
Long term business	*3(iv)*	**212**	228	467
Asset management	*3(vii)*	**37**	22	54
Banking	*3(vi)*	**162**	54	203
General insurance	*3(v)*	**49**	52	101
		460	356	825
North America				
Long term business	*3(iv)*	**50**	40	97
Asset management	*3(vii)*	**51**	47	87
		101	87	184
United Kingdom & Rest of World				
Long term business	*3(iv)*	**2**	-	6
Asset management	*3(vii)*	**7**	7	(5)
Banking	*3(vi)*	**14**	11	23
		23	18	24
Debt service costs		**(19)**	(24)	(49)
Other shareholders' income / (expenses)	*3(viii)*	**(11)**	(9)	(30)
Adjusted operating profit*		**554**	428	954
Goodwill impairments	*9*	**(2)**	(33)	(33)
(Loss) / profit on disposal of investments in subsidiaries		**(4)**	12	(27)
Short term fluctuations in investment returns	*4*	**133**	(48)	197
Income from hedging activities that do not qualify for hedge accounting		**-**	5	31
Investment return adjustment for Group equity and debt instruments held in life funds	*3(iv)*	**(28)**	(26)	(99)
Fines and penalties	*5*	**-**	(49)	(49)
Profit before tax (net of income tax attributable to policyholder returns)		**653**	289	974
Total income tax expense	*6*	**(181)**	(120)	(344)
Less income tax attributable to policyholder returns		**21**	23	62
Income tax attributable to equity holders		**(160)**	(97)	(282)
Profit for the financial period		**493**	192	692
Minority interests - ordinary shares	*11(a)*	**(78)**	(24)	(74)
Minority interests - preferred securities		**(28)**	(27)	(59)
Profit for the financial period attributable to equity holders		**387**	141	559

* *For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on life funds' investments in Group equity and debt instruments. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties and profit/(loss) on disposal of investments in subsidiaries. Adjusted operating profit excludes income from hedging activities that do not qualify for hedge accounting.*

Summary Consolidated Income Statement *continued*
for the six months ended 30 June 2005

The adjusted operating profit after tax attributable to equity holders is determined as follows:

	Notes	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
				£m
Adjusted operating profit		**554**	428	954
Tax on adjusted operating profit	6	**(133)**	(109)	(244)
		421	319	710
Minority interests – ordinary shares	11	**(76)**	(36)	(94)
– preferred securities		**(28)**	(27)	(59)
Adjusted operating profit after tax attributable to equity holders		**317**	256	557

The reconciliation of adjusted operating profit after tax attributable to equity holders to profit for the financial period attributable to equity holders is as follows:

	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
			£m
Adjusted operating profit after tax attributable to equity holders	**317**	256	557
Goodwill impairments	**(2)**	(17)	(17)
(Loss) / profit on disposal of investments in subsidiaries	**(4)**	6	(21)
Short term fluctuations in investment returns	**104**	(42)	149
Income from hedging activities that do not qualify for hedge accounting	**-**	5	31
Investment return adjustment for Group equity and debt instruments held in life funds	**(28)**	(26)	(99)
Fines and penalties	**-**	(41)	(41)
Profit for the financial period attributable to equity holders	**387**	141	559

Earnings per share attributable to equity holders	Notes	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
				p
Adjusted operating earnings per share*	7	**8.4**	6.9	14.9
Basic earnings per share	7	**11.2**	4.1	16.3
Diluted earnings per share	7	**11.2**	4.1	16.3
Adjusted weighted average number of shares – millions		**3,753**	3,735	3,738
Weighted average number of shares – millions		**3,467**	3,419	3,422

* *Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.*

Consolidated Income Statement
for the six months ended 30 June 2005

	Notes	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Revenue				
Gross earned premiums		**2,148**	2,023	4,114
Outward reinsurance		**(80)**	(74)	(140)
Net earned premiums		**2,068**	1,949	3,974
Investment income (net of investment losses)		**2,501**	371	4,250
Banking interest and similar income		**1,072**	983	2,041
Fee and commission income, and income from service activities		**576**	582	1,230
Other income		**104**	67	147
Total revenues	3(ii)	**6,321**	3,952	11,642
Expenses				
Claims and benefits (including change in insurance contract provisions)		**(3,334)**	(1,737)	(5,901)
Reinsurance recoveries		**88**	55	143
Net claims incurred		**(3,246)**	(1,682)	(5,758)
Change in provision for investment contract liabilities (including amortisation)		**(448)**	(33)	(760)
Losses on loans and advances		**(53)**	(33)	(104)
Finance costs (including interest and similar expenses)		**(14)**	(21)	(61)
Banking interest expense		**(712)**	(704)	(1,440)
Fees, commissions and other acquisition costs		**(164)**	(167)	(398)
Other operating and administrative expenses		**(960)**	(981)	(1,988)
Third party interest in consolidated funds		**(50)**	(7)	(55)
Total expenses	3(ii)	**(5,647)**	(3,628)	(10,564)
Share of associated undertakings' profit after tax		**6**	9	18
Goodwill impairments	9	**(2)**	(33)	(33)
(Loss) / profit on disposal of investment in subsidiaries		**(4)**	12	(27)
Profit before tax		674	312	1,036
Income tax expense	6	**(181)**	(120)	(344)
Profit for the financial period		**493**	192	692
Minority interests				
Ordinary shares		**(78)**	(24)	(74)
Preferred securities		**(28)**	(27)	(59)
Total minority interests		**(106)**	(51)	(133)
Profit for the financial period attributable to equity holders		**387**	141	559

Earnings and dividend per share		6 months to 30 June 2005	6 months to 30 June 2004	p Year to 31 December 2004
Basic earnings per share	7	**11.2**	4.1	16.3
Diluted earnings per share	7	**11.2**	4.1	16.3
Dividend per share	8	**1.85**	1.75	5.25
Weighted average number of shares – millions		**3,467**	3,419	3,422

Consolidated Balance Sheet
at 30 June 2005

	Notes	At 30 June 2005	At 31 December 2004	£m At 30 June 2004
Assets				
Goodwill and other intangible assets	9	**1,302**	1,296	1,397
Investments in associated undertakings		**139**	149	186
Investment property		**704**	690	649
Property, plant and equipment		**457**	512	480
Deferred tax assets		**498**	440	360
Reinsurers' share of insurance contract provisions		**362**	317	338
Deferred acquisition costs		**815**	655	626
Current tax receivable		**28**	20	16
Loans, receivables and advances		**17,068**	17,183	15,706
Derivative financial instruments – assets		**1,992**	2,689	2,003
Other financial assets		**11,886**	9,763	8,705
Financial assets fair valued through income statement		**25,658**	27,935	23,183
Short term securities		**3,199**	3,063	2,978
Other assets		**2,612**	2,074	2,157
Cash and balances with the central bank		**1,484**	1,038	1,543
Placements with other banks		**302**	392	42
Total assets		**68,506**	68,216	60,369
Liabilities				
Insurance contract provisions		**19,794**	18,883	16,643
Investment contract liabilities		**13,240**	13,293	11,768
Third party interests in consolidation of funds		**708**	556	395
Borrowed funds	10	**1,093**	1,490	1,319
Provisions		**454**	510	434
Deferred revenue		**123**	139	129
Deferred tax liabilities		**500**	400	257
Current tax payable		**154**	171	97
Deposits from other banks		**1,536**	2,831	1,699
Amounts owed to other depositors		**16,192**	18,334	17,047
Other money market deposits		**3,301**	1,563	984
Derivative financial instruments - liabilities		**1,914**	2,599	1,774
Other liabilities		**4,241**	2,713	3,678
Total liabilities		**63,250**	63,482	56,224
Net assets		**5,256**	4,734	4,145
Shareholders' equity				
Equity attributable to equity holders of the parent		**3,844**	3,286	2,796
Minority interest				
Ordinary shares	11	**759**	800	700
Preferred securities		**653**	648	649
Total minority interests		**1,412**	1,448	1,349
Total equity		**5,256**	4,734	4,145

Consolidated Cash Flow Statement
for the six months ended 30 June 2005

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Cash flows from operating activities			
Profit before tax	**674**	312	1,036
Non-cash movements in profit before tax	**(1,328)**	573	(2,166)
Changes in working capital	**597**	(730)	3,720
Taxation paid	**(199)**	(158)	(323)
Net cash from operating activities	**(256)**	(3)	2,267
Cash flows from investing activities			
Net acquisition of financial investments	**1,057**	(14)	(2,386)
Acquisition of investment properties	**(11)**	(4)	9
Net acquisition of other fixed assets	**(28)**	(50)	(90)
Acquisition of interests in subsidiaries	**(106)**	(104)	(158)
Disposal of interests in subsidiaries, associates and joint ventures	**(16)**	34	84
Net cash outflow from investing activities	**896**	(138)	(2,541)
Cash flows from financing activities			
Dividends paid to:			
Ordinary shareholders of the Company	**(118)**	(106)	(166)
Equity minority interests and preferred security interests	**(47)**	(34)	(79)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	**3**	204	232
Net proceeds on issue of perpetual preferred callable securities	**347**	-	-
Net repayments of debt	**(341)**	(31)	(96)
Net cash flows from financing activities	**(156)**	33	(109)
Net increase/(decrease) in cash and cash equivalents	**484**	(108)	(383)
Effects of exchange rate changes on cash and cash equivalents	**120**	68	93
Cash and cash equivalents at beginning of the year	**1,648**	1,938	1,938
Cash and cash equivalents at end of the year	**2,012**	1,944	1,648
Consisting of:			
Placements with other banks	**302**	42	392
Cash and balances with the central bank	**1,484**	1,543	1,038
Other cash equivalents	**226**	359	218
	2,012	1,944	1,648

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long term business.

Statement of Changes in Equity
for the six months ended 30 June 2005

Six months ended 30 June 2005	Millions Number of shares issued and fully paid	£m Attributable to equity holders of the parent	Total minority interest	Total equity
Equity shareholders' funds at 1 January 2005	3,854	3,286	1,448	4,734
Change in operating profit arising in the period				
Fair value gains / (losses):				
Available-for-sale investments	-	84	-	84
Fair value of equity settled share options	-	4	-	4
Shadow accounting	-	(11)	-	(11)
Currency translation differences / exchange differences on translating foreign operations	-	(100)	(85)	(185)
Cash flow hedge amortisation	-	2	-	2
Aggregate tax effect of items taken directly to or transferred from equity	-	(16)	-	(16)
Movement in net investment hedge reserve	-	(45)	-	(45)
Redemption of convertible bonds	-	(18)	-	(18)
Net acquisition / disposal of minority interests	-	-	24	24
Other	-	46	(34)	12
Net income recognised directly in equity	-	(54)	(95)	(149)
Profit for the period	-	387	106	493
Total recognised income and expense for the period	-	333	11	344
Dividend for the period	-	(118)	(47)	(165)
Purchases / sales of treasury shares	-	(7)	-	(7)
Issue of perpetual preferred callable securities	-	347	-	347
Exercise of share options	3	3	-	3
Equity attributable to equity holders of the parent at 30 June 2005	3,857	3,844	1,412	5,256

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Six months ended 30 June 2005	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total £m
Attributable to equity holders of the parent at 1 January 2005	386	600	439	122	1,739	-	3,286
Changes in equity arising in the period:							
Fair value gains / (losses):							
Available-for-sale investments	-	-	84	-	-	-	84
Fair value of equity settled share options	-	-	-	-	4	-	4
Shadow accounting	-	-	(11)	-	-	-	(11)
Currency translation differences / exchange differences on translating foreign operations	-	-	-	(100)	-	-	(100)
Cash flow hedge amortisation	-	-	2	-	-	-	2
Aggregate tax effect of items taken directly to or transferred from equity	-	-	(16)	-	-	-	(16)
Movement in net investment hedge reserve	-	-	(45)	-	-	-	(45)
Redemption of convertible bonds	-	-	(18)	-	-	-	(18)
Other	-	-	-	-	46	-	46
Net income recognised directly in equity	-	-	(4)	(100)	50	-	(54)
Profit for the period	-	-	-	-	387	-	387
Total recognised income and expense for the period	-	-	(4)	(100)	437	-	333
Dividend for the period	-	-	-	-	(118)	-	(118)
Purchases / sales of treasury shares	-	-	-	-	(7)	-	(7)
Issue of perpetual preferred callable securities	-	(3)	-	-	-	350	347
Exercise of share options	-	3	-	-	-	-	3
Attributable to equity holders of the parent at 30 June 2005	386	600	435	22	2,051	350	3,844

Retained earnings have been reduced by £533 million as at 30 June 2005 in respect of shares held in policyholder funds, ESOP trusts and related undertakings.

On 24 March 2005 the Company issued £350 million of Perpetual Preferred Callable Securities. These are unsecured and subordinated to the claims of senior creditors and the holders of any priority preference shares. For an initial period to 24 March 2020 interest is payable at a fixed rate of 6.4 per cent. per annum., annually in arrears. After 24 March 2020 interest is re-set semi-annually at 2.2 per cent. per annum. above the Sterling inter-bank offer rate for six month Sterling deposits, and is payable semi-annually in arrears. Coupon payments may be deferred. The Perpetual Preferred Callable Securities are redeemable at the discretion of the Company, at their principal amount from 24 March 2020.

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Six months ended 30 June 2004	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity shareholders' funds at 1 January 2004	3,837	2,670	1,229	3,899
Changes in equity arising in the period				
Fair value gains / (losses):				
Available-for-sale investments	-	(166)	-	(166)
Fair value of equity settled share options	-	1	-	1
Shadow accounting	-	117	-	117
Currency translation differences/ exchange differences on translating foreign operations	-	124	46	170
Cash flow hedge amortisation	-	(2)	-	(2)
Aggregate tax effect of items taken directly to or transferred from equity	-	14	-	14
Net acquisition / disposal of minority interests	-	-	66	66
Other	-	-	(12)	(12)
Net income recognised directly in equity	-	88	100	188
Profit for the period	-	141	51	192
Total recognised income and expense for the period	-	229	151	380
Dividend for the period	-	(106)	(31)	(137)
Purchases / sales of treasury shares	-	(5)	-	(5)
Exercise of share options	12	8	-	8
Equity shareholders' funds at 30 June 2004	3,849	2,796	1,349	4,145

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Six months ended 30 June 2004	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Total £m
Attributable to equity holders of the parent at 1 January 2004	384	587	367	-	1,332	2,670
Changes in equity arising in the period:						
Fair value gains / (losses):						
Available-for-sale investments	-	-	(166)	-	-	(166)
Fair value of equity settled share options	-	-	-	-	1	1
Shadow accounting	-	-	117	-	-	117
Currency translation differences / exchange differences on translating foreign operations	-	-	-	124	-	124
Cash flow hedge amortisation	-	-	(2)	-	-	(2)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	14	-	-	14
Other	-	-	8	-	(8)	-
Net income recognised directly in equity	-	-	(29)	124	(7)	88
Profit for the period	-	-	-	-	141	141
Total recognised income and expense for the period	-	-	(29)	124	134	229
Dividend for the period	-	-	-	-	(106)	(106)
Purchases / sales of treasury shares	-	-	-	-	(5)	(5)
Exercise of share options	-	8	-	-	-	8
Attributable to equity holders of the parent at 30 June 2004	384	595	338	124	1,355	2,796

Retained earnings have been reduced by £556 million as at 30 June 2004 in respect of shares held in policyholder funds, ESOP trusts and related undertakings.

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Year ended 31 December 2004	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity shareholders' funds at 1 January 2004	3,837	2,670	1,229	3,899
Changes in equity arising in the year:				
Fair value gains / (losses):				
Gain on property revaluation	-	9	-	9
Available-for-sale investments	-	118	-	118
Fair value of equity settled share options	-	3	-	3
Shadow accounting	-	(35)	-	(35)
Currency translation differences/ exchange differences on translating foreign operations	-	122	81	203
Cash flow hedge amortisation	-	(4)	-	(4)
Aggregate tax effect of items taken directly to or transferred from equity	-	(18)	-	(18)
Net acquisition / disposal of minority interests	-	-	66	66
Other	-	(12)	11	(1)
Net income recognised directly in equity	-	183	158	341
Profit for the year	-	559	133	692
Total recognised income and expense for the year	-	742	291	1,033
Dividend for the year	-	(166)	(84)	(250)
Purchases / sales of treasury shares	-	25	-	25
Issue of share capital	-	-	5	5
Exercise of share options	17	15	7	22
Equity shareholders' funds at 31 December 2004	3,854	3,286	1,448	4,734

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Year ended 31 December 2004	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Total £m
Attributable to equity holders of the parent at 1 January 2004	384	587	367	-	1,332	2,670
Changes in equity arising in the period:						
Fair value gains / (losses):						
Gain on property revaluation	-	-	9	-	-	9
Available-for-sale investments	-	-	118	-	-	118
Fair value of equity settled share options	-	-	-	-	3	3
Shadow accounting	-	-	(35)	-	-	(35)
Currency translation differences / exchange differences on translating foreign operations	-	-	-	122	-	122
Cash flow hedge amortisation	-	-	(4)	-	-	(4)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	(18)		-	(18)
Other	-	-	2	-	(14)	(12)
Net income recognised directly in equity	-	-	72	122	(11)	183
Profit for the period	-	-	-	-	559	559
Total recognised income and expense for the period	-	-	72	122	548	742
Dividend paid in the year	-	-	-	-	(166)	(166)
Purchases / sales of treasury shares	-	-	-	-	25	25
Exercise of share options	2	13	-	-	-	15
Attributable to equity holders of the parent at 31 December 2004	386	600	439	122	1,739	3,286

Retained earnings have been reduced by £526 million as at 31 December 2004 in respect of shares held in policyholder funds, ESOP trusts and related undertakings.

Notes to the Consolidated Financial Statements for the six months ended 30 June 2005

1 BASIS OF PREPARATION

European Union (EU) law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective at 31 December 2005 or are expected to be endorsed and effective at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ending 31 December 2005. These are set out in the Group's Analyst and Investor Briefing and Restatement Document published on 3 May 2005.

In particular, the directors have assumed that the IAS 19: Employee Benefits issued by the International Accounting Standards Board (IASB) will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

The financial statements do not reflect any changes in respect of recent amendments to IAS39: Financial Instruments Recognition and Measurement for the fair value option expected to be endorsed by the EU which will be available for early adoption in the consolidated financial statements for the year ending 31 December 2005.

In addition, the adopted IFRSs that will be effective in the annual financial statements for the year ending 31 December 2005 are still subject to change through additional interpretations or changes to standards issued or endorsed by the EU and therefore cannot be determined with certainty. Accordingly, the accounting policies for the year ending 31 December 2005 will only be finally determined when the annual financial statements are prepared and the information presented within these financial statements are potentially subject to change.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices (UK GAAP), have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2 FOREIGN CURRENCIES

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand			US Dollar		
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004	**6 months to 30 June 2005**	6 months to 30 June 2004	Year to 31 December 2004
Income statement (average rate)	**11.6325**	12.1544	11.7986	**1.8731**	1.8222	1.8327
Balance sheet (closing rate)	**11.9624**	11.3037	10.8482	**1.7918**	1.8144	1.9158

Foreign currency revenue transactions are translated at average exchange rates for the year. Monetary foreign currency assets and liabilities are translated at year end exchange rates. Non-monetary foreign currency assets and liabilities are translated at historical exchange rates. The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity, net of applicable deferred income taxes.

3 SEGMENT INFORMATION

(i) Basis of segmentation

Geographical segments

For management purposes the Group is organised on a geographical basis into the following segments: Africa, North America and United Kingdom & Rest of World. This is the basis on which the Group reports its primary segment information.

Business segments

Although the Group is managed on a geographical basis, it operates in four principle areas of business: long term business, general insurance, banking and asset management. These businesses operate independently within each geographical sector.

Financial information about the Group's geographic and business segments is presented in notes 3(ii) below. Where financial information is required for both primary and secondary segments, this information is shown in the format of a matrix. The segment information is presented in accordance with the profit format used in preparation of the consolidated income statement. Notes 3(iii) to 3(ix) provide additional supplemental information for each business segment and has been presented in accordance with the adjusted operating profit format used in preparation of the summary consolidated income statement.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. There are no significant differences between the geographical location of assets and operations and the associated external revenues. Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment. Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

3 SEGMENT INFORMATION *continued*

(ii) Income statement

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total before inter segment (revenue) / expense	Inter segment (revenue) expense	£m Total after inter segment (revenue) / expense
Revenue						
Long term business	2,856	1,266	64	4,186	(52)	4,134
General insurance	346	-	-	346	-	346
Banking	1,369	-	53	1,422	(1)	1,421
Asset management	111	191	57	359	(30)	329
Other shareholders' income	1	-	12	13	-	13
Consolidation of funds	62	-	16	78	-	78
Inter segment revenue	(72)	(6)	(5)	(83)	83	-
	4,673	1,451	197	6,321	-	6,321
Expenses						
Long term business	(2,566)	(1,194)	(62)	(3,822)	29	(3,793)
General insurance	(274)	-	-	(274)	2	(272)
Banking	(1,210)	-	(39)	(1,249)	8	(1,241)
Asset management	(74)	(140)	(50)	(264)	34	(230)
Debt service costs and other shareholders' expenses	(5)	-	(38)	(43)	10	(33)
Consolidation of funds	(62)	-	(16)	(78)	-	(78)
Inter segment expenses	70	5	8	83	(83)	-
	(4,120)	(1,329)	(198)	(5,647)	-	(5,647)
Net revenue / (expense)						
Long term business	290	72	2	364	(23)	340
General insurance	72	-	-	72	2	74
Banking	159	-	14	173	7	180
Asset management	37	51	7	95	4	99
Other shareholders' income / (expenses)	(4)	-	(26)	(30)	10	(20)
Inter segment (revenue) / expense	(2)	(1)	3	-	-	-
	552	122	-	674	-	674
Share of associated undertakings' profit after tax	6	-	-	6	-	6
Goodwill impairments	(2)	-	-	(2)	-	(2)
Loss on disposal of investment in subsidiaries	(1)	(3)	-	(4)	-	(4)
Profit before tax	555	119	-	674	-	674

3 SEGMENT INFORMATION *continued*

(ii) Income statement *continued*

£m

Six months to 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total before inter segment (revenue) / expense	Inter segment (revenue) expense	Total after inter segment (revenue) / expense
Revenue						
Long term business	871	1,255	10	2,136	(30)	2,106
General insurance	266	-	-	266	-	266
Banking	1,189	-	54	1,243	(1)	1,242
Asset management	81	177	61	319	(15)	304
Other shareholders' income	-	-	31	31	(19)	12
Consolidation of funds	17	-	5	22	-	22
Inter segment revenue	(40)	(1)	(24)	(65)	65	-
	2,384	1,431	137	3,952	-	3,952
Expenses						
Long term business	(707)	(1,189)	(10)	(1,906)	23	(1,883)
General insurance	(230)	-	-	(230)	-	(230)
Banking	(1,141)	-	(43)	(1,184)	6	(1,178)
Asset management	(59)	(179)	(54)	(292)	29	(263)
Debt service costs and other shareholders' expenses	-	-	(59)	(59)	7	(52)
Consolidation of funds	(17)	-	(5)	(22)	-	(22)
Inter segment expenses	38	14	13	65	(65)	-
	(2,116)	(1,354)	(158)	(3,628)	-	(3,628)
Net revenue / (expense)						
Long term business	164	66	-	230	(7)	223
General insurance	36	-	-	36	-	36
Banking	48	-	11	59	5	64
Asset management	22	(2)	7	27	14	41
Other shareholders' income / (expenses)	-	-	(28)	(28)	(12)	(40)
Inter segment (revenue) / expense	(2)	13	(11)	-	-	-
	268	77	(21)	324	-	324
Share of associated undertakings' profit after tax	9	-	-	9	-	9
Goodwill impairments	-	1	11	12	-	12
Loss on disposal of investment in subsidiaries	(33)	-	-	(33)		(33)
Profit before tax	244	78	(10)	312	-	312

Notes to the Consolidated Financial Statements *continued*
for the six months ended 30 June 2005

3 SEGMENT INFORMATION *continued*

(ii) Income statement *continued*

£m

Year ended 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total before inter segment (revenue) / expense	Inter segment (revenue) expense	Total after inter segment (revenue) / expense
Revenue						
Long term business	4,975	2,496	44	7,515	(67)	7,448
General insurance	655	-	-	655	-	655
Banking	2,659	-	112	2,771	(2)	2,769
Asset management	173	366	117	656	(49)	607
Other shareholders' income	3	-	87	90	(11)	79
Consolidation of funds	73	-	11	84	-	84
Inter segment revenue	(95)	(12)	(22)	(129)	129	-
	8,443	2,850	349	11,642	-	11,642
Expenses						
Long term business	(4,449)	(2,341)	(38)	(6,828)	58	(6,770)
General insurance	(518)	-	-	(518)	-	(518)
Banking	(2,467)	-	(89)	(2,556)	8	(2,548)
Asset management	(119)	(328)	(122)	(569)	56	(513)
Debt service costs and other shareholders' expenses	(22)	-	(116)	(138)	7	(131)
Consolidation of funds	(73)	-	(11)	(84)	-	(84)
Inter segment expense	95	13	21	129	(129)	-
	(7,553)	(2,656)	(355)	(10,564)	-	(10,564)
Net revenue / (expense)						
Long term business	526	155	6	687	(9)	678
General insurance	137	-	-	137	-	137
Banking	192	-	23	215	6	221
Asset management	54	38	(5)	87	7	94
Other shareholders' income / (expenses)	(19)	-	(29)	(48)	(4)	(52)
Inter segment (revenue) / expense	-	1	(1)	-	-	-
	890	194	(6)	1,078	-	1,078
Share of associated undertakings' profit after tax	18	-	-	18	-	18
Goodwill impairments	(15)	-	(12)	(27)	-	(27)
Loss on disposal of investment in subsidiaries	(33)	-	-	(33)	-	(33)
Profit before tax	860	194	(18)	1,036	-	1,036

3 SEGMENT INFORMATION *continued*

(iii) Long term business

Gross premiums and investment contract deposits written

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business				
Single	356	1,085	78	1,519
Recurring	517	130	5	652
	873	1,215	83	2,171
Group business				
Single	307	-	-	307
Recurring	152	-	-	152
	459	-	-	459
Total gross premiums and investment contract deposits written	1,332	1,215	83	2,630
Insurance contracts	550	1,029	2	1,581
Investment contracts with discretionary participation features	231	-	-	231
Other investment contracts	551	186	81	818
	1,332	1,215	83	2,630
Less: Other investment contracts	(551)	(186)	(81)	(818)
Total gross written premiums	781	1,029	2	1,812

Six months to 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business				
Single	300	1,131	53	1,484
Recurring	467	94	8	569
	767	1,225	61	2,053
Group business				
Single	217	-	-	217
Recurring	155	-	-	155
	372	-	-	372
Total gross premiums and investment contract deposits written	1,139	1,225	61	2,425
Insurance contracts	506	1,026	2	1,534
Investment contracts with discretionary participation features	191	-	-	191
Other investment contracts	442	199	59	700
	1,139	1,225	61	2,425
Less: Other investment contracts	(442)	(199)	(59)	(700)
Total gross written premiums	697	1,026	2	1,725

3 SEGMENT INFORMATION *continued*

(iii) Long term business

Gross premiums and investment contract deposits written *continued*

Year ended 31 December 2004	Africa	North America	United Kingdom Rest of World	Total £m
Individual business				
Single	643	2,169	125	2,937
Recurring	977	205	13	1,195
	1,620	2,374	138	4,132
Group business				
Single	452	-	-	452
Recurring	317	-	-	317
	769	-	-	769
Total gross premiums and investment contract deposits written	2,389	2,374	138	4,901
Insurance contracts	1,052	2,023	2	3,077
Investment contracts with discretionary participation features	402	-	-	402
Other investment contracts	935	351	136	1,422
	2,389	2,374	138	4,901
Less: Other investment contracts	(935)	(351)	(136)	(1,422)
Total gross written premiums	1,454	2,023	2	3,479

Gross new business premiums and investment contract deposits written

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business				
Single	356	1,085	78	1,519
Recurring	85	39	-	124
	441	1,124	78	1,643
Group business				
Single	307	-	-	307
Recurring	9	-	-	9
	316	-	-	316
Total gross new business premiums and investment contract deposits written	757	1,124	78	1,959
Insurance contracts	175	938	-	1,113
Investment contracts with discretionary participation features	97	-	-	97
Other investment contracts	485	186	78	749
	757	1,124	78	1,959
Less: Other investment contracts	(485)	(186)	(78)	(749)
Total gross new business premiums written	272	938	-	1,210
Annual premium equivalent	160	148	8	316

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums (including investment contract deposits written).

3 SEGMENT INFORMATION *continued*

(iii) Long term business *continued*

Gross new business premiums and investment contract deposits written *continued*

Six months to 30 June 2004	Africa	North America	United Kingdom Rest of World	Total £m
Individual business				
Single	300	1,131	53	1,484
Recurring	73	25	1	99
	373	1,156	54	1,583
Group business				
Single	217	-	-	217
Recurring	9	-	-	9
	226	-	-	226
Total gross new business premiums and investment contract deposits written	599	1,156	54	1,809
Insurance contracts	124	957	-	1,081
Investment contracts with discretionary participation features	87	-	-	87
Other investment contracts	388	199	54	641
	599	1,156	54	1,809
Less: Other investment contracts	(388)	(199)	(54)	(641)
Total gross new business premiums written	211	957	-	1,168
Annual premium equivalent	134	138	6	278

Year to 31 December 2004	Africa	North America	United Kingdom Rest of World	Total £m
Individual business				
Single	643	2,169	125	2,937
Recurring	164	58	1	223
	807	2,227	126	3,160
Group business				
Single	452	-	-	452
Recurring	17	-	-	17
	469	-	-	469
Total gross new business premiums and investment contract deposits written	1,276	2,227	126	3,629
Insurance contracts	319	1,876	-	2,195
Investment contracts with discretionary participation features	167	-	-	167
Other investment contracts	790	351	126	1,267
	1,276	2,227	126	3,629
Less: Other investment contracts	(790)	(351)	(126)	(1,267)
Total gross new business premiums written	486	1,876	-	2,362
Annual premium equivalent	291	275	13	579

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums (including investment contract deposits written).

3 SEGMENT INFORMATION *continued*

(iv) Long term business

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business	99	50	2	151
Group business	52	-	-	52
	151	50	2	203
Long term investment return	58	-	-	58
Share of associated undertakings' profit after tax	3	-	-	3
Adjusted operating profit	212	50	2	264
Short term fluctuations in investment returns	88	22	-	110
Investment return adjustment for Group equity and debt instruments held in life funds	(28)	-	-	(28)
Profit before tax (net of income tax attributable to policyholder returns)	272	72	2	346

Six months to 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business	103	40	-	143
Group business	47	-	-	47
	150	40	-	190
Long term investment return	75	-	-	75
Share of associated undertakings' profit after tax	3		-	3
Adjusted operating profit	228	40	-	268
Short term fluctuations in investment returns	(58)	26	-	(32)
Investment return adjustment for Group equity and debt instruments held in life funds	(26)	-	-	(26)
Profit before tax (net of income tax attributable to policyholder returns)	144	66	-	210

Year to 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business	230	97	6	333
Group business	87	-	-	87
	317	97	6	420
Long term investment return	145	-	-	145
Share of associated undertakings' profit after tax	5	-	-	5
Adjusted operating profit	467	97	6	570
Short term fluctuations in investment returns	100	58	-	158
Investment return adjustment for life companies investments in Group equity and debt instruments held in life funds	(99)	-	-	(99)
Profit before tax (net of income tax attributable to policyholder returns)	468	155	6	629

3 SEGMENT INFORMATION *continued*

(iv) Long term business *continued*

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Investment return adjustment for Group equity and debt instruments held in life funds			
Dividend income	**11**	11	18
Realised gains on investment return	**(1)**	3	5
Unrealised gains / (losses) on investment	**18**	12	76
Total investment return	**28**	26	99

Adjusted operating profit includes investment returns on life fund investments in Group equity and debt instruments. These include investments in the Company's ordinary shares and Nedbank Limited subordinated liabilities and preferred securities. The investment returns are eliminated within the consolidated income statement in arriving at profit for the financial period, but included in adjusted operating profit.

3 SEGMENT INFORMATION *continued*

(v) General insurance

Six months to 30 June 2005	Gross premiums written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	£m Profit before tax
Commercial	165	135	78	21
Personal lines	134	129	95	2
Risk financing	42	36	18	3
	341	300	191	26
Long term investment return				23
Adjusted operating profit				49
Goodwill impairments				(2)
Short term fluctuations in investment returns				23
Profit before tax				70

Six months to 30 June 2004	Gross premiums written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	£m Profit before tax
Commercial	142	113	66	17
Personal lines	122	116	79	7
Risk financing	32	28	16	3
	296	257	161	27
Long term investment return				25
Adjusted operating profit				52
Short term fluctuations in investment returns				(16)
Profit before tax				36

Year ended 31 December 2004	Gross premiums written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	£m Profit before tax
Commercial	280	238	138	35
Personal lines	249	244	170	13
Risk financing	95	89	48	5
	624	571	356	53
Long term investment return				45
Share of associated undertakings' operating profit after tax				3
Adjusted operating profit				101
Short term fluctuations in investment returns				39
Profit before tax				140

Notes to the Consolidated Financial Statements *continued*
for the six months ended 30 June 2005

3 SEGMENT INFORMATION *continued*

(vi) Banking

Six months to 30 June 2005	Africa	United Kingdom & Rest of World	£m Total
Interest and similar income	1,017	40	1,057
Interest expense and similar charges	(685)	(27)	(712)
Net interest income	332	13	345
Dividend income	15	-	15
Fees and commission receivable	257	1	258
Fees and commission payable	(35)	(1)	(36)
Other operating income	66	11	77
Foreign currency translation gain	14	-	14
Total operating income	649	24	673
Losses on loans and advances	(53)	-	(53)
Operating expenses	(437)	(10)	(447)
	159	14	173
Share of associated undertakings' operating profit after tax	3	-	3
Adjusted operating profit	162	14	176
Loss on disposal of investment in subsidiaries	(1)	-	(1)
Profit before tax	161	14	175

During the period the Group's banking subsidiary incurred a loss of £1m in connection with the liquidation of certain joint venture operations.

Six months to 30 June 2004	Africa	United Kingdom & Rest of World	£m Total
Interest and similar income	943	36	979
Interest expense and similar charges	(677)	(27)	(704)
Net interest income	266	9	275
Dividend income	4	-	4
Fees and commission receivable	196	9	205
Fees and commission payable	(14)	(2)	(16)
Other operating income	54	9	63
Foreign currency translation loss	(8)	-	(8)
Total operating income	498	25	523
Losses on loans and advances	(33)	-	(33)
Operating expenses	(417)	(14)	(431)
	48	11	59
Share of associated undertakings' operating profit after tax	6	-	6
Adjusted operating profit	54	11	65
Goodwill impairments	(33)	-	(33)
Profit on disposal of investment in subsidiaries	-	11	11

Notes to the Consolidated Financial Statements *continued*
for the six months ended 30 June 2005

3 SEGMENT INFORMATION *continued*

(vi) Banking *continued*

Year to 31 December 2004	Africa	United Kingdom & Rest of World	Total £m
Interest and similar income	1,968	61	2,029
Interest expense and similar charges	(1,402)	(38)	(1,440)
Net interest income	566	23	589
Dividend income	12	-	12
Fees and commission receivable	476	39	515
Fees and commission payable	(59)	(2)	(61)
Other operating income	227	12	239
Foreign currency translation loss	(24)	-	(24)
Total operating income	1,198	72	1,270
Losses on loans and advances	(102)	(2)	(104)
Operating expenses	(904)	(47)	(956)
	192	23	215
Share of associated undertakings' operating profit after tax	11	-	11
Adjusted operating profit	203	23	226
Goodwill impairments	(33)	-	(33)
Loss on disposal of investment in subsidiaries	(10)	-	(10)
Profit before tax	160	23	183

To reflect more accurately the banking margin on banking assets by excluding trading activities, certain trading revenues have been reclassified from net interest income to non-interest revenue.

3 SEGMENT INFORMATION *continued*

(vii) Asset management

Six months to 30 June 2005	Revenue	Expenses	£m Profit Before tax
Africa			
Fund management			
Old Mutual Asset Managers	28	(15)	13
Old Mutual Unit Trust	14	(10)	4
Other	26	(21)	5
	68	(46)	22
Old Mutual Specialised Finance	25	(15)	10
Nedbank unit trusts and portfolio management	18	(13)	5
	111	(74)	37
US asset management	191	(140)	51
United Kingdom & Rest of World			
Fund management	38	(29)	9
Fund investment platform	7	(9)	(2)
Other financial services	8	(8)	-
Nedbank unit trusts and portfolio management	4	(4)	-
	57	(50)	7
Adjusted operating profit	359	(264)	95
Loss on disposal of investment in subsidiaries	-	(3)	(3)
Profit before tax	359	(267)	92

During March 2005, the Group disposed of its interests in UAM Japan for £4 million cash consideration, resulting in a loss on disposal of £3 million. No tax was payable.

3 SEGMENT INFORMATION *continued*

(vii) Asset management *continued*

Six months to 30 June 2004	Revenue	Expenses	£m Profit before tax
Africa			
Fund management	20	(11)	9
Old Mutual Asset Managers	10	(8)	2
Old Mutual Unit Trust	8	(7)	1
Other	38	(26)	12
Old Mutual Specialised Finance	22	(14)	8
Nedbank unit trusts and portfolio management	21	(19)	2
	81	(59)	22
US asset management	177	(130)	47
United Kingdom & Rest of World			
Fund management	24	(16)	8
Fund investment platform	3	(6)	(3)
Other financial services	7	(12)	(5)
Nedbank unit trusts and portfolio management	27	(20)	7
	61	(54)	7
Adjusted operating profit	319	(243)	76
Profit on disposal of investment in subsidiaries	1	-	1
Fines and penalties	-	(49)	(49)
Profit before tax	320	(292)	28

3 SEGMENT INFORMATION *continued*

(vii) Asset management *continued*

Year ended 31 December 2004	Revenue	Expenses	£m Profit before tax
Africa			
Fund management			
Old Mutual Asset Managers	44	(24)	20
Old Mutual Unit Trust	23	(19)	4
Other	39	(30)	9
	106	(73)	33
Old Mutual Specialised Finance	35	(22)	13
Nedbank unit trusts and portfolio management	32	(24)	8
	173	(119)	54
US asset management	366	(279)	87
United Kingdom & Rest of World			
Fund management	63	(52)	13
Fund investment platform	9	(15)	(6)
Other financial services	9	(27)	(18)
Nedbank unit trusts and portfolio management	34	(28)	6
	117	(122)	(5)
Adjusted operating profit	656	(520)	136
Loss on disposal of investments in subsidiaries	-	(17)	(17)
Fines and penalties	-	(49)	(49)
Profit before tax	656	(586)	70

US asset management	**6 months to 30 June 2005**	6 months to 30 June 2004	£m Year to 31 December 2004
Revenue			
Investment management fees	**167**	153	315
Transaction, performance and other fees	**24**	24	51
	191	177	366
Expenses			
Staff costs – fixed and variable	**(108)**	(56)	(121)
Other	**(32)**	(74)	(158)
	(140)	(130)	(279)
Adjusted operating profit	**51**	47	87
Fines and penalties	**-**	(49)	(49)
(Loss) / profit on disposal of investments in subsidiaries	**(3)**	1	(5)
Profit before tax	**48**	(1)	33

3 SEGMENT INFORMATION *continued*

(viii) Other shareholders income and expenses

£m	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Distribution of unclaimed share trust	2	-	16
Provisions for contributions to public benefit and charitable organisations	(2)	-	(16)
Interest receivable	8	4	9
Net other income / (expenses)	(2)	6	-
Net corporate expenses	(17)	(19)	(39)
Adjusted operating loss	(11)	(9)	(30)

In accordance with proposals announced by the Company on 23 February 2004 and approved by its shareholders on 14 May 2004, during the period the Company received £2 million from Old Mutual South Africa Unclaimed Shares Trusts. This amount represents final settlement of accumulated dividends and interest accrued in respect of shares of the Company unclaimed at 12 July 2004, being five years after the demutualisation of the South Africa Mutual Life Assurance Society. It is the firm intention of the Board that all of this money will eventually be distributed to public benefit and charitable organisations and, therefore, full provision has been made for the cost of making such distributions.

3 SEGMENT INFORMATION *continued*

(ix) Funds under management

At 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Life investments	21,445	11,457	2,140	35,042
Africa				
Fund management				
Old Mutual Asset Managers	6,961	-	-	6,961
Old Mutual Unit Trust	359	-	-	359
Other	1,030	-	-	1,030
	8,350	-	-	8,350
Nedbank unit trusts and portfolio management	4,554	-	-	4,554
	12,904	-	-	12,904
US asset management	-	100,037	5,336	105,373
United Kingdom & Rest of World				
Fund management	-	-	2,725	2,725
Fund investment platform	-	-	753	753
Other financial services	-	-	81	81
Nedbank unit trusts and portfolio management	-	-	1,606	1,606
	-	-	5,165	5,165
Total funds under management	34,349	111,494	12,641	158,484

3 SEGMENT INFORMATION *continued*

(ix) Funds under management *continued*

£m

At 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total
Life investments	20,879	10,714	2,997	34,590
Africa				
Fund management				
Old Mutual Asset Managers	8,011	-	-	8,011
Old Mutual Unit Trust	288	-	-	288
Other	1,016	-	-	1,016
	9,315	-	-	9,315
Nedbank unit trusts and portfolio management	4,541	-	-	4,541
	13,856	-	-	13,856
US asset management	-	80,289	6,561	86,850
United Kingdom & Rest of World				
Fund management	-	-	2,210	2,210
Fund investment platform	-	-	531	531
Other financial services	-	-	270	270
Nedbank unit trusts and portfolio management	-	-	1,817	1,817
	-	-	4,828	4,828
Total funds under management	34,735	91,003	14,386	140,124

3 SEGMENT INFORMATION *continued*

(ix) Funds under management *continued*

At 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Life Investments	18,937	9,477	2,309	30,723
Africa				
Fund management				
Old Mutual Asset Managers	6,318	-	-	6,318
Old Mutual Unit Trust	351	-	-	351
Other	803	-	-	803
	7,472	-	-	7,472
Nedbank unit trusts and portfolio management	3,944	-	-	3,944
	11,416	-	-	11,416
US asset management	-	75,559	5,761	81,320
United Kingdom & Rest of World				
Fund management	-	-	2,063	2,063
Fund investment platform	-	-	350	350
Other financial services	-	-	281	281
Nedbank unit trusts and portfolio management	-	-	3,803	3,803
	-	-	6,497	6,497
Total funds under management	30,353	85,036	14,567	129,956

4 INSURANCE LONG TERM INVESTMENT RETURNS

Adjusted operating profit is stated after allocating an investment return earned by the insurance businesses based on a long term investment return.

For the South African and Namibian long term business, the return is applied to an average value of investible equity holders' assets, adjusted for net fund flows. For general insurance business, the return is an average value of investible assets supporting equity holders' funds and insurance liabilities, adjusted for net fund flows. For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio. Short term fluctuations in investment returns represent the difference between actual return and long term investment return.

The long term rates of investment return for equities and other investible assets are as follows:

	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
South Africa and Namibian long term business and general insurance – weighted average return	11.1%	13.0%	12.5%
Equities	**13.0%**	14.0%	14.0%
Cash and other investible assets – Rand denominated	**9.0%**	12.5%	11.0%
Cash and other investible assets – other currencies	**6.0%**	9.0%	8.0%
United States	**5.85%**	6.09%	6.00%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to adjusted operating profit are not inconsistent with the actual returns expected to be earned over the long term.

			£m
Analysis of short term fluctuations in investment returns	**6 months to 30 June 2005**	6 months to 30 June 2004	Year to 31 December 2004
Long term business			
Actual investment return attributable to equity holders	**168**	43	303
Long term investment return	**58**	75	145
	110	(32)	158
General insurance business			
Actual investment return attributable to equity holders	**46**	9	84
Long term investment return	**23**	25	45
	23	(16)	39
Short term fluctuations in investment returns	**133**	(48)	197

5 FINES AND PENALTIES

On 21 June 2004, the US asset management affiliate, Liberty Ridge Capital Inc. (formerly known as Pilgrim Baxter & Associates Ltd (PBA)), reached agreements with the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) which settle all charges brought by these authorities against PBA in relation to market timing in the US mutual fund business.

PBA agreed to pay $40 million in disgorgement of past fees, as well as $50 million in civil penalties. This resulted in a charge of £49 million for the period ended 30 June 2004, which has been taken to the income statement in the Group's financial statements, but excluded from adjusted operating profit. Tax deductions have been recognised on the disgorgement of past fees, resulting in a tax credit of £8 million.

In addition PBA will reduce fees to investors by approximately $10 million over the five years from 2004.

There are several related private lawsuits arising from the conduct alleged in the civil suits filed by the SEC and NYAG. These class action lawsuits were consolidated into a single lawsuit along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are at a preliminary stage and it is not possible to say, at this time, whether or not the amount of the ultimate liability to be borne by the Group will be material. As a result, no amount has been recognised for additional fines or other penalties that may arise, as significant uncertainty remains over the quantum of any settlement.

6 INCOME TAX EXPENSE

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Current tax:			
Africa	**115**	94	291
North America	**(2)**	5	10
Rest of World	**3**	2	1
Prior year adjustment	**10**	4	10
Secondary tax on companies (STC)	**8**	8	10
United Kingdom tax			
UK corporation tax	**-**	2	(5)
Total current tax	**134**	115	317
Deferred tax:			
Origination / (reversal) of temporary differences	**50**	5	7
Changes in tax rates / bases	**3**	-	-
Write down of deferred tax assets	**(6)**	-	20
Total deferred tax	**47**	5	27
Total income tax expense	**181**	120	344
The reported tax charge is analysed as follows:			
Adjusted operating profit	**133**	109	244
Short term fluctuations in investment returns	**27**	(4)	46
Fines and penalties	**-**	(8)	(8)
Total income tax expense excluding income tax attributable to policyholder returns	**160**	97	282
Income tax attributable to policyholder returns	**21**	23	62
Total income tax expense	**181**	120	344

6 INCOME TAX EXPENSE *continued*

£m	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Reconciliation of tax charge			
Profit before tax	**674**	312	1,036
Tax at standard rate of 30% (2004- 30%)	**202**	94	311
Different tax rate or basis on overseas operations	**(10)**	2	1
Untaxed and low taxed income	**(51)**	(28)	(85)
Disallowable expenses	**21**	36	74
Net movement on deferred tax assets not recognised	**1**	-	1
STC	**8**	8	10
Income tax attributable to policyholder returns	**14**	16	43
Other	**(4)**	(8)	(11)
Total income tax charge for period	**181**	120	344

Effective January 2005, corporation tax rates in South Africa reduced from 30% to 29%. The impact of this change on the Group's net deferred tax rate balances was a reduction of £3 million.

7 EARNINGS AND EARNINGS PER SHARE

7(a) Adjusted EPS

Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on life funds' investments in Group equity and debt investments. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties, profit/ (loss) on disposal of investments in subsidiaries after operating profit, and income from hedging activities that do not qualify for hedge accounting.

The reconciliation of adjusted operating profit after tax attributable to equity holders to profit for the financial period is as follows:

			£m
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Adjusted operating profit after tax attributable to equity holders	**317**	256	557
Goodwill impairments	**(2)**	(17)	(17)
Loss / (profit) on disposal of subsidiaries	**(4)**	6	(21)
Short term fluctuations in investment returns	**104**	(42)	149
Income from hedging activities that do not qualify for hedge accounting	**-**	5	31
Investment return adjustment for Group equity and debt instruments held in life funds	**(28)**	(26)	(99)
Fines and penalties	**-**	(41)	(41)
Profit for the financial period attributable to equity holders	**387**	141	559

The adjusted weighted average number of shares is calculated as follows:

			Millions
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Total weighted average number of ordinary shares in issue	**3,855**	3,840	3,844
Shares held in charitable foundation	**(10)**	(10)	(10)
Shares held in ESOP Trusts	**(92)**	(95)	(96)
Adjusted weighted average number of ordinary shares	**3,753**	3,735	3,738
Shares held in policyholders funds	**(286)**	(316)	(316)
Weighted average number of ordinary shares	**3,467**	3,419	3,422
Adjusted operating earnings per share (p)	**8.4**	6.9	14.9

7(b) Basic EPS

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period excluding own shares held in policyholder funds, ESOP trusts and other related undertakings.

			£m
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Profit for the financial period attributable to equity holders (£m)	**387**	141	559
Weighted average number of ordinary shares (millions)	**3,467**	3,419	3,422
Basic earnings per share (p)	**11.2**	4.1	16.3

7 EARNINGS AND EARNINGS PER SHARE *continued*

7(c) Diluted EPS

No adjustment is required in respect of share options as they are economically hedged through the issue of ordinary shares held in ESOP Trusts, which are already excluded from the weighted average number of shares for basic EPS purposes. There were no other potentially dilutive conditions existing at the balance sheet date.

8 DIVIDENDS

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
2004 final dividend paid – 3.5p per 10p share	**118**	-	-
2004 interim dividend paid – 1.75p per 10p share	-	-	60
2003 final dividend paid – 3.1p per 10p share	-	106	106
	118	106	166

Dividends paid to ordinary shareholders, as above, are calculated using the number of shares in issue at payment date less own shares held in ESOP Trusts, policyholders' funds of Group companies and related undertakings.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors have declared a 2005 interim dividend of 1.85p per share which will be paid on 30 November 2005 to all shareholders on the register at the close of business on 21 October 2005, being the record date for the dividend. No provision have been recognised in respect of this dividend.

9 GOODWILL AND OTHER INTANGIBLE ASSETS

At 30 June 2005	Goodwill	Present value of acquired in-force business	Software development costs	£m Total
Cost				
Balance at beginning of period	1,215	260	299	1,774
Other acquisitions – separately acquired	-	-	13	13
Foreign exchange and other movements	9	18	(15)	12
Disposals or retirements	-	-	(2)	(2)
Balance at end of period	1,224	278	295	1,797
Amortisation and impairment losses				
Balance at beginning of period	156	171	151	478
Amortisation charge for the period	-	9	20	29
Impairment charge for the period	2	-	-	2
Foreign exchange and other movements	(15)	6	(2)	(11)
Disposals or retirements	-	-	(3)	(3)
Balance at end of period	143	186	166	495
Carrying amount				
At beginning of period	1,059	89	148	1,296
At end of period	1,081	92	129	1,302

Goodwill impairments represent £2 million incurred in respect of the Group's general insurance business in Africa.

9 GOODWILL AND OTHER INTANGIBLE ASSETS *continued*

At 31 December 2004	Goodwill	Present value of acquired in-force business	Software development costs	Total £m
Cost				
Balance at beginning of year	1,251	279	249	1,779
Acquisitions through business combination	36	-	40	76
Other acquisitions – internally developed	-	-	5	5
Foreign exchange and other movements	(28)	(19)	23	(24)
Disposals or retirements	(44)	-	(18)	(62)
Balance at end of period	1,215	260	299	1,774
Amortisation and impairment losses				
Balance at beginning of year	132	146	92	370
Amortisation charge for the year	-	27	7	34
Impairment losses charged for the year	33	-	43	76
Foreign exchange and other movements	16	(2)	23	37
Disposals or retirements	(25)	-	(14)	(39)
Balance at end of year	156	171	151	478
Carrying amount				
At beginning of year	1,119	133	157	1,409
At end of year	1,059	89	148	1,296

9 GOODWILL AND OTHER INTANGIBLE ASSETS *continued*

At 30 June 2004	Goodwill	Present value of acquired in-force business	Software development costs	Total
				£m
Cost				
Balance at beginning of period	1,251	279	249	1,779
Acquisitions through business combination	13	-	9	22
Other acquisitions – internally developed	-	-	2	2
Foreign exchange and other movements	15	(5)	14	24
Disposals or retirements	(2)	-	-	(2)
Balance at end of year	1,277	274	274	1,825
Amortisation and impairment losses				
Balance at beginning of period	132	146	92	370
Amortisation charge for the period	-	32	2	34
Impairment losses charged for the period	33	-	10	43
Foreign exchange and other movements	13	(47)	15	(19)
Balance at end of period	178	131	119	428
Carrying amount				
At beginning of period	1,119	133	157	1,409
At end of period	1,099	143	155	1,397

10 BORROWED FUNDS

	At 30 June 2005	At 31 December 2004	£m At 30 June 2004
Debt securities in issue	**608**	626	439
Subordinated liabilities	**482**	527	523
Convertible bonds	**3**	337	357
Total borrowed funds	**1,093**	1,490	1,319

(i) Debt securities in issue

	Average interest rate	At 30 June 2005	At 31 December 2004	£m At 30 June 2004
Floating rate notes	**3.6%**	**163**	167	46
Fixed rate notes	**4.5%**	**312**	334	310
Term loan	**3.2%**	**25**	24	25
Other		**46**	51	58
		546	576	439
Consolidation of funds		**62**	50	-
Total debt securities in issue		**608**	626	439

Debt securities comprises:

Floating rate notes:

- £24 million repayable November 2006
- £21 million note repayable on 31 December 2010, with the holders having the option to elect for early redemption every six months
- US$10 million repayable September 2009
- US$50 million repayable September 2011
- US$150 million repayable September 2014

Fixed rate notes:

- €400 million Euro bond due 2007, capital and interest swapped into fixed rate US Dollars.
- €30 million Euro bond due 2010, capital and interest swapped into floating rate US Dollars.
- €10 million Euro bond due 2010, capital and interest swapped into floating rate US Dollars.
- €20 million Euro bond due 2013, capital and interest swapped into floating rate US Dollars.

The total fair value of the swap derivatives associated with the Fixed Rate Notes is £90 million. These are recognised as assets and are included within the reported 'Derivative financial instruments – assets'.

Term loan:

- US$45 million term loan repayable on 30 June 2006.

Other

- R550million redeemable on or after 20 July 2005 at the option of the holders or the Company.

The Company has available a £1,100 million five year multi-currency Revolving Credit Facility which matures during May 2009. The facility is undrawn as at 30 June 2005.

10 BORROWED FUNDS *continued*

(ii) Subordinated liabilities

	At 30 June 2005	At 31 December 2004	At 30 June 2004
			£m
US$40 million repayable 17 April 2008 (6 month LIBOR)	**22**	21	22
US$18 million repayable 31 August 2009 (6 month LIBOR less 1.5 per cent.)	**10**	9	10
R515 million repayable 4 December 2008 (13.5 per cent.)	**45**	49	48
R2.0 billion repayable 20 September 2011 (11.3 per cent.) *	**173**	190	183
R4.0 billion repayable 9 July 2012 (13.0 per cent.) *	**355**	392	376
Other	**-**	-	15
	605	661	654
Less: subordinated debt held by other group companies	**(123)**	(134)	(131)
Total subordinated liabilities	**482**	527	523

The subordinated notes rank behind the claims against the Group depositors and other unsecured unsubordinated creditors. None of the Group's subordinated notes are secured.

* *These notes are subordinated to all unsecured unsubordinated claims against the issuer, Nedbank Limited, but rank equally with all other unsecured subordinated obligations. Subject to prior approval by the South African Registrar of Banks, Nedbank Limited has the option to elect for early redemption of these notes.*

(iii) Convertible Bonds

	Average interest rate	At 30 June 2005	At 31 December 2004	At 30 June 2004
				£m
Convertible bond US$636 million matured 2 May 2005	**3.625%**	**-**	331	348
Compulsory convertible loan maturing 6 November 2005	**13.75%**	**1**	2	3
Compulsory convertible loan maturing 31 December 2005	**18.12%**	**2**	4	6
Total convertible bonds		**3**	337	357

11 MINORITY INTERESTS

11 (a) Ordinary shares

Reconciliation of movements in minority interests	6 months to 30 June 2005	Year to 31 December 2004	£m 6 months to 30 June 2004
Balance at beginning of period	**800**	579	579
Minority interests' share of profit	**78**	74	24
Minority interests' share of dividends paid	**(19)**	(25)	(5)
Net acquisition/(disposal) of interests	**24**	66	66
Foreign exchange and other movements	**(124)**	106	36
Balance at end of period	**759**	800	700

Reconciliation of minority interests share of profit	6 months to 30 June 2005	Year to 31 December 2004	£m 6 months to 30 June 2004
The minority interest charge is analysed as follows:			
Adjusted operating profit	**76**	94	36
Goodwill impairments	**-**	(16)	(16)
Short term fluctuations in investment returns	**2**	2	(2)
(Loss) / profit on disposal of investment in subsidiaries	**-**	(6)	6
Reported charge	**78**	74	24

11 MINORITY INTERESTS *continued*

11(b) Preferred securities

			£m
	6 months to 30 June 2005	Year to 31 December 2004	6 months to 30 June 2004
R2,000 million non-cumulative preference shares [1]	**140**	140	140
R792 million non-cumulative preference shares [2]	**71**	71	71
US $750 million cumulative preferred securities [3]	**458**	458	458
Other [4]	**6**	7	5
	675	676	674
Unamortised issue costs	**(13)**	(14)	(12)
	662	662	662
Deduct: preferred securities held by other group companies	**(9)**	(14)	(13)
Balance at end of period	**653**	648	649

Preferred securities are held at historic value of consideration received less unamortised issue costs, converted at historical exchange rates.

[1] 200 million R10 preference shares issued by Nedbank Limited (Nedbank), the Group's banking subsidiary. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.

[2] 77.3 million R10 preference shares issued at R10.68 per share by Nedbank on the same terms as the securities described in (1) above.

[3] US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable in arrear on a quarterly basis. The Group may defer payment of distributions in its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

[4] The Group has a general insurance subsidiary that offers clients a share of underwriting surpluses which accrue in respect of certain policies and which is payable in the form of a preference dividend.

12 CONTINGENT LIABILITIES

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Guarantees and assets pledged as collateral security	**836**	954	994
Irrevocable letters of credit	**324**	280	323
Secured lending	**584**	633	596
Other contingent liabilities	**127**	41	209
	1,871	1,908	2,122

13 POST BALANCE SHEET EVENTS: BLACK ECONOMIC EMPOWERMENT

On 19 April 2005, the Group announced its intention to implement certain Black Economic Empowerment ownership proposals which will increase black shareholdings in its South African businesses.

The proposals involve the issue of new ordinary shares in Old Mutual plc, Nedbank and Mutual & Federal to various share trusts for the benefit of black employees within the Group and to a number of black controlled entities beneficially owned by black clients or distributors, black community groups and Black Business Partners in South Africa.

Share-based payment costs in accordance with IFRS 2, which are required to be recognised on issue of the Company's shares, are estimated at £25 million. Initial costs to be recognised upon implementation of the Nedbank and Mutual & Federal arrangements are estimated at £10 million.

The proposals were approved by shareholders at an Extraordinary General Meeting and Court Meeting held on 6 July 2005. The proposals in respect of the Company were subject to a scheme of arrangement under section 425 of the Companies Act 1985, which were confirmed by the UK High Court on 18 July 2005.

Implementation of the proposals has taken place during August 2005, resulting in the issue of 230,680,000 new ordinary shares in the Company. Of these, 172,840,000 ordinary shares are to be accounted for as treasury shares. Shareholders' equity will increase by £6 million, being the initial consideration received for the shares.

14 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliations from our previously reported UK GAAP results to those results restated under IFRS for all comparative periods have been set out in the Group's Analyst and Investor Briefing and Restatement Document published on 3 May 2005.

Where necessary, certain comparatives have been corrected to ensure consistency in preparation and presentation of results. The impact of the changes is an increase in equity attributable to equityholders of the parent of £22 million as at 31 December 2004 and no impact as at 30 June 2004.

European Embedded Value Supplementary Information for the six months to 30 June 2005

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS

	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
			£m
Africa			
Covered business	**261**	281	652
Asset management	**37**	22	54
Banking	**162**	54	203
General insurance	**49**	52	101
	509	409	1,010
North America			
Covered business	**83**	53	77
Asset management	**51**	47	87
	134	100	164
United Kingdom & Rest of World			
Covered business	**1**	-	4
Asset management	**7**	7	(5)
Banking	**14**	11	23
	22	18	22
Debt service costs	**(19)**	(24)	(49)
Other shareholders' income / (expenses)	**(8)**	(6)	(23)
Adjusted operating profit*	**638**	497	1,124
Goodwill impairments	**(2)**	(33)	(33)
(Loss) / profit on disposal of investments in subsidiaries	**(4)**	12	(27)
Short term fluctuations in investment returns (including economic assumption changes)			
Covered business	**210**	(216)	271
Other	**23**	(16)	39
Other covered business changes**	**49**	-	(230)
Income from hedging activities that do not qualify for hedge accounting	**-**	5	31
Investment return adjustment for Group equity and debt instruments held in life funds	**(28)**	(26)	(99)
Fines and penalties	**-**	(49)	(49)
Profit before tax	**886**	174	1,027
Income tax attributable to equity holders	**(218)**	(53)	(271)
Profit for the financial period	**668**	121	756
Minority interests – ordinary shares	**(78)**	(24)	(74)
– preferred securities	**(28)**	(27)	(59)
Profit for the financial period attributable to equity holders	**562**	70	623

* *For life assurance and general insurance business, EEV adjusted operating profit is based on the expected investment return and includes investment returns on own shares held within policyholders' funds. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties, income from hedging activities that do not qualify for hedge accounting, and (loss)/profit on disposal of subsidiaries. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.*

** *Refer to analysis of covered business embedded value results in Section 7.*

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS *continued*

The adjusted operating profit after tax attributable to equity holders is determined as follows:

£m	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Adjusted operating profit	**638**	497	1,124
Tax on adjusted operating profit	**(154)**	(133)	(230)
	484	364	894
Minority interests – ordinary shares	**(76)**	(36)	(94)
– preferred securities	**(28)**	(27)	(59)
Adjusted operating profit after tax attributable to equity holders	**380**	301	741

Embedded value earnings per share attributable to equity holders (p)	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Adjusted operating earnings per share	**10.1**	8.1	19.8
Basic earnings per share	**16.2**	2.0	18.2
Adjusted weighted average number of shares – millions	**3,753**	3,735	3,738
Weighted average number of shares – millions	**3,467**	3,419	3,422

European Embedded Value Supplementary Information for the six months to 30 June 2005

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS *continued*

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Adjusted operating profit for the covered business	**345**	334	733
Africa	**261**	281	652
North America	**83**	53	77
United Kingdom & Rest of World	**1**	-	4
Tax on adjusted operating profit for the covered business	**99**	101	203
Africa	**75**	85	180
North America	**24**	16	23
United Kingdom & Rest of World	**-**	-	-
Adjusted operating profit after tax for the covered business	**246**	233	530
Africa	**186**	196	472
North America	**59**	37	54
United Kingdom & Rest of World	**1**	-	4
Reconciliation of tax on adjusted operating profit			
Tax on adjusted operating profit for the covered business	**99**	101	203
Tax on adjusted operating profit for other business	**55**	32	27
Tax on adjusted operating profit	**154**	133	230

2 RECONCILIATION OF MOVEMENTS IN GROUP EMBEDDED VALUE

	6 months to 30 June 2005	6 months to 30 June 2004	£m Year to 31 December 2004
Group embedded value at the beginning of the year	**4,407**	3,641	3,641
Change in equity arising in the period			
Fair value gains / (losses)	**23**	40	64
Fair value of equity settled share options	**4**	1	3
Currency translation differences / exchange differences on translating foreign operations	**(223)**	171	138
Cash flow hedge amortisation	**2**	(2)	(4)
Aggregate tax effect of items taken directly to or transferred from equity	**-**	(6)	-
Other	**(168)**	(10)	68
Net income recognised	**(362)**	194	269
Profit for the period	**562**	70	623
Total recognised income and expense for the period	**200**	264	892
Dividend for the period	**(118)**	(106)	(166)
Purchase / sale of treasury shares	**(7)**	(5)	25
Issue of perpetual preferred callable securities	**347**	-	-
Exercise of share options	**3**	8	15
Group embedded value at the end of the period	**4,832**	3,802	4,407

3 COMPONENTS OF GROUP EMBEDDED VALUE

	At 30 June 2005	At 31 December 2004	£m At 30 June 2004
Shareholders' adjusted net worth	**3,180**	2,933	2,573
Equity shareholders' funds	**3,844**	3,286	2,796
Adjustment to include life subsidiaries on a statutory solvency basis:			
Africa	**79**	216	156
North America	**(756)**	(577)	(370)
United Kingdom & Rest of World	**(8)**	(7)	(13)
Adjustment for discounting CGT	**21**	15	4
Value of in-force business	**1,652**	1,474	1,229
Value of in-force business before items listed below	**2,032**	1,918	1,482
Additional time-value reserves for financial options and guarantees	**(67)**	(74)	(66)
Cost of required capital	**(310)**	(368)	(185)
Minority interest in value of in-force	**(3)**	(2)	(2)
Group embedded value	**4,832**	4,407	3,802

European Embedded Value Supplementary Information for the six months to 30 June 2005

3 COMPONENTS OF GROUP EMBEDDED VALUE *continued*

			£m
	At 30 June 2005	At 31 December 2004	At 30 June 2004
Pro-forma adjustments to bring Group investments to market value			
Group embedded value	**4,832**	4,407	3,802
Adjustment to bring listed subsidiaries to market value	**482**	609	272
Adjustment for market value of Group equity and debt instruments held in life funds	**339**	368	312
Adjustment to remove perpetual preferred callable securities	**(350)**	-	-
Adjusted Group embedded value	**5,303**	5,384	4,386

	p	p	p
Adjusted Group embedded value per share	**137.5**	139.7	114.0
Return on adjusted Group embedded value (ROEV) % p.a.	**15.4%**	19.0%	15.3%
Number of shares in issue at the end of the period including own shares held in policyholders' funds – millions	**3,857**	3,854	3,849

The adjustments to include life subsidiaries on a statutory solvency basis reflect the difference between the net worth of each life subsidiary on the statutory basis (as required by the local regulator) and their portion of the group's consolidated equity shareholders' funds. In Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter-company loans).

The ROEV is calculated as the adjusted operating profit after tax and minorities of £380 million together with an expected equity return on the pro-forma adjustment of £32 million divided by the opening adjusted embedded value increased / (reduced) by the weighted value of any capital raised / (dividends paid).

4 RECONCILIATION OF EMBEDDED VALUE OF THE COVERED BUSINESS WITH THE ADJUSTED EMBEDDED VALUE

	At 30 June 2005	At 31 December 2004	£m At 30 June 2004
Embedded value of the covered business	**3,603**	3,555	2,944
Adjusted net worth	**1,951**	2,081	1,715
Value of in-force business*	**1,652**	1,474	1,229
Adjusted net worth of asset management businesses	**1,174**	990	969
Africa	**145**	101	132
North America	**1,029**	889	837
Market value banking			
Africa	**1,368**	1,442	1,102
Market value general insurance			
Africa	**414**	486	405
Net other business	**160**	168	134
Preferred securities	**(458)**	(458)	(458)
Perpetual preferred callable securities	**(350)**	-	-
Debt	**(608)**	(799)	(710)
Rand denominated	**(46)**	(60)	(59)
US$ denominated	**(517)**	(687)	(651)
£ denominated	**(45)**	(52)	-
Adjusted Group embedded value	**5,303**	5,384	4,386

** Net of minority interests*

5 COMPONENTS OF EMBEDDED VALUE OF THE COVERED BUSINESS

£m	At 30 June 2005	At 31 December 2004	At 30 June 2004
Embedded value of the covered business	**3,603**	3,555	2,944
Adjusted net worth	**1,951**	2,081	1,715
Value of in-force business	**1,652**	1,474	1,229
Africa			
Adjusted net worth	**1,407**	1,537	1,224
Required capital (equivalent to 152% of statutory minimum capital at 30 June 2005)	**1,395**	1,595	1,480
Free surplus	**12**	(58)	(256)
Value of in-force business	**1,014**	1,005	852
Value of in-force business before items listed below	**1,284**	1,343	1,013
Additional time-value reserves for financial options and guarantees*	**(37)**	(49)	(44)
Cost of required capital	**(230)**	(287)	(115)
Minority interest in value of in-force	**(3)**	(2)	(2)
North America			
Adjusted net worth	**514**	515	468
Required capital (equivalent to 282% of statutory minimum capital at 30 June 2005)	**444**	451	406
Free surplus	**70**	64	62
Value of in-force business	**613**	444	352
Value of in-force business before items listed below	**720**	547	441
Additional time-value reserves for financial options and guarantees	**(30)**	(25)	(22)
Cost of required capital	**(77)**	(78)	(67)
United Kingdom & Rest of World			
Adjusted net worth	**30**	29	23
Required capital	**10**	10	10
Free surplus	**20**	19	13
Value of in-force business	**25**	25	25
Value of in-force business before items listed below	**28**	28	28
Additional time-value reserves for financial options and guarantees	**-**	-	-
Cost of required capital	**(3)**	(3)	(3)

* *These time-value reserves in respect of financial options and guarantees are in addition to those already held within the policyholder liabilities.*

The shareholders' adjusted net worth includes goodwill relating to the North American life subsidiaries of £63 million (December 2004: £59 million, June 2004: £62 million).

6 BASIS OF PREPARATION

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. The results for the six months to 30 June 2005 and the position at that date have been prepared on the same basis as that used in the Group's EEV press release dated 20 June 2005.

There has been no change in the definition of business covered by the EEV Principles ("covered business") as compared with the 20 June 2005 press release. The treatment within this supplementary information of all business other than covered business is unchanged from the primary financial information.

The comparative figures for the financial year ended 31 December 2004, and the results for the six months to 30 June 2004, were presented in the 20 June 2005 EEV press release. However, where necessary, certain comparatives have been corrected to ensure consistency in preparation and presentation of results.

Note 13 to the primary financial information describes the post balance sheet event in respect of the issue of new shares in connection with Black Economic Empowerment. Such shares are subject to a deferred consideration, and the present value of the deferred consideration will be included within the adjusted Group embedded value at 31 December 2005.

European Embedded Value Supplementary Information
for the six months to 30 June 2005

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax)

	£m 6 months to 30 June 2005			£m 6 months to 30 June 2004			£m Year to 31 December 2004		
Total covered business	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total
Embedded value of the covered business at the beginning of the period	2,081	1,474	3,555	1,832	1,232	3,064	1,832	1,232	3,064
New business contribution	(55)	109	54	(47)	93	46	(103)	211	108
Expected return on existing business – return on VIF	-	89	89	-	73	73	-	148	148
Expected return on existing business – transfer to net worth	101	(101)	-	126	(126)	-	194	(194)	-
Experience variances	4	22	26	25	14	39	13	35	48
Operating assumption changes	(22)	29	7	-	(6)	(6)	15	48	63
Expected return on adjusted net worth	70	-	70	81	-	81	163	-	163
Adjusted operating profit after tax	98	148	246	185	48	233	282	248	530
Investment return variances on in-force business	19	32	51	3	(28)	(25)	30	25	55
Investment return variances on adjusted net worth	86	-	86	(66)	-	(66)	72	-	72
Effect of economic assumption changes	-	26	26	-	(61)	(61)	-	51	51
Effect of changes in and cost of required capital	-	32	32	-	-	-	-	(143)	(143)
Profit after tax	203	238	441	122	(41)	81	384	181	565
Exchange rate movements	(108)	(60)	(168)	53	38	91	104	61	165
Capital injected to covered business	14	-	14	9	-	9	164	-	164
Amounts released from covered business	(119)	-	(119)	(30)	-	(30)	(122)	-	(122)
Transfer from covered business to other segments	(120)	-	(120)	(271)	-	(271)	(281)	-	(281)
Embedded value of the covered business at the end of the period	1,951	1,652	3,603	1,715	1,229	2,944	2,081	1,474	3,555

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) *continued*

				£m				£m				£m
	6 months to 30 June 2005				6 months to 30 June 2004				Year to 31 December 2004			
	Adjusted net worth	Value of in-force business			Adjusted net worth	Value of in-force business			Adjusted net worth	Value of in-force business		
Africa covered business		Individual	Group	Total		Individual	Group	Total		Individual	Group	Total
Embedded value of the covered business at the beginning of the period	1,537	676	329	2,542	1,355	512	355	2,222	1,355	512	355	2,222
New business contribution	(16)	31	10	25	(8)	26	8	26	(16)	66	14	64
Expected return on existing business – return on VIF	-	40	25	65	-	32	24	56	-	68	50	118
Expected return on existing business – transfer to net worth	91	(64)	(27)	-	70	(49)	(21)	-	147	(102)	(45)	-
Experience variances	28	1	(2)	27	28	1	11	40	75	9	(19)	65
Operating assumption changes	(12)	13	9	10	-	1	-	1	10	70	(1)	79
Expected return on adjusted net worth	59	-	-	59	73	-	-	73	146	-	-	146
Adjusted operating profit after tax	150	21	15	186	163	11	22	196	362	111	(1)	472
Investment return variances on in-force business	12	26	13	51	3	(8)	(27)	(32)	6	16	13	35
Investment return variances on adjusted net worth	90	-	-	90	(56)	-	-	(56)	78	-	-	78
Effect of economic assumption changes	-	-	-	-	-	(35)	(22)	(57)	-	41	10	51
Effect of changes in and cost of required capital	-	(4)	36	32	-	-	-	-	-	(63)	(80)	(143)
Profit after tax	252	43	64	359	110	(32)	(27)	51	446	105	(58)	493
Exchange rate movements	(142)	(64)	(34)	(240)	61	26	18	105	140	59	32	231
Amounts released from covered business	(119)	-	-	(119)	(30)	-	-	(30)	(122)	-	-	(122)
Transfer from covered business to other segments*	(121)	-	-	(121)	(272)	-	-	(272)	(282)	-	-	(282)
Embedded value of the covered business at the end of the period	1,407	655	359	2,421	1,224	506	346	2,076	1,537	676	329	2,542

* *The transfer from covered business to other segments includes the purchase of additional shares in Nedbank Group Limited, as well as head office expenses.*

The effect of changes in and cost of required capital for Africa reflects changes in the amount of required capital and in the mix of assets backing the capital.

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) *continued*

North America covered business	6 months to 30 June 2005 £m Adjusted net worth	Value of in-force business	Total	6 months to 30 June 2004 £m Adjusted net worth	Value of in-force business	Total	Year to 31 December 2004 £m Adjusted net worth	Value of in-force business	Total
Embedded value of the covered business at the beginning of the period	515	444	959	454	340	794	454	340	794
New business contribution	(38)	67	29	(39)	60	21	(86)	131	45
Expected return on existing business - return on VIF	-	23	23	-	16	16	-	28	28
Expected return on existing business - transfer to net worth	9	(9)	-	54	(54)	-	44	(44)	-
Experience variances	(24)	23	(1)	(1)	-	(1)	(58)	43	(15)
Operating assumption changes	(10)	8	(2)	-	(7)	(7)	-	(20)	(20)
Expected return on adjusted net worth	10	-	10	8	-	8	16	-	16
Adjusted operating profit after tax	(53)	112	59	22	15	37	(84)	138	54
Investment return variances on in-force business	7	(7)	-	-	7	7	22	(4)	18
Investment return variances on adjusted net worth	(4)	-	(4)	(10)	-	(10)	(6)	-	(6)
Effect of economic assumption changes		26	26	-	(4)	(4)	-	-	-
Profit after tax	(50)	131	81	12	18	30	(68)	134	66
Exchange rate movements	34	38	72	(8)	(6)	(14)	(36)	(30)	(66)
Capital injected to covered business	14	-	14	9	-	9	164	-	164
Transfer from covered business to other segments*	1	-	1	1	-	1	1	-	1
Embedded value of the covered business at the end of the period	514	613	1,127	468	352	820	515	444	959

* *The transfer from covered business to other segments is head office expenses.*

The segmental results of North America include the operating profit generated by Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the North American life companies, and in OMNIA Life (Bermuda) Limited.

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) *continued*

United Kingdom & Rest of World covered business	6 months to 30 June 2005 £m			6 months to 30 June 2004 £m			Year to 31 December 2004 £m		
	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total
Embedded value of the covered business at the beginning of the period	29	25	54	23	25	48	23	25	48
New business contribution	(1)	1	-	-	(1)	(1)	(1)	-	(1)
Expected return on existing business - return on VIF	-	1	1	-	1	1	-	2	2
Expected return on existing business - transfer to net worth	1	(1)	-	2	(2)	-	3	(3)	-
Experience variances	-	-	-	(2)	2	-	(4)	2	(2)
Operating assumption changes	-	(1)	(1)	-	-	-	5	(1)	4
Expected return on adjusted net worth	1	-	1	-	-	-	1	-	1
Adjusted operating profit after tax	1	-	1	-	-	-	4	-	4
Investment return variances on in-force business	-	-	-	-	-	-	2	-	2
Investment return variances on adjusted net worth	-	-	-	-	-	-	-	-	-
Profit after tax	1	-	1	-	-	-	6	-	6
Exchange rate movements	-	-	-	-	-	-	-	-	-
Amounts released from covered business	-	-	-	-	-	-	-	-	-
Embedded value of the covered business at the end of the period	30	25	55	23	25	48	29	25	54

8 VALUE OF NEW BUSINESS (after tax)

The tables below set out a geographical analysis of the value of new business (VNB) after tax for the six months to 30 June 2005, six months to 30 June 2004 and the year to 31 December 2004. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the Present Value of new business premiums (PVNBP), and shown under "Margin" below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period. It is calculated using the same assumptions as for the new business contribution.

	Individual business	Group business	Africa	North America	UK & Rest of World	£m Recurring premiums
6 months to 30 June 2005						
Recurring premiums	**85**	**33**	**118**	**39**	**0.2**	**157**
Single premiums	**291**	**162**	**453**	**1,081**	**78**	**1,612**
Annual premium equivalent	**114**	**49**	**163**	**147**	**8**	**318**
Present value of future new business premiums	**702**	**327**	**1,029**	**1,269**	**79**	**2,377**
Value of new business after tax and cost of required capital	**15**	**10**	**25**	**29**	**0.4**	**54**
APE Margin	**13%**	**20%**	**15%**	**20%**	**5%**	**17%**
PVNBP Margin	**2.1%**	**3.1%**	**2.4%**	**2.3%**	**0.5%**	**2.3%**
6 months to 30 June 2004						
Recurring premiums	73	32	105	25	1	131
Single premiums	260	90	350	1,127	53	1,530
Annual premium equivalent	99	41	140	138	6	284
Present value of future new business premiums	617	246	863	1,249	55	2,167
Value of new business after tax and cost of required capital	17	9	26	21	(1)	46
APE Margin	17%	22%	19%	15%	(16%)	16%
PVNBP Margin	2.8%	3.7%	3.0%	1.7%	(1.8%)	2.1%
Year to 31 December 2004						
Recurring premiums	164	58	222	58	1	281
Single premiums	556	214	770	2,157	125	3,052
Annual premium equivalent	220	79	299	274	14	587
Present value of future new business premiums	1,384	526	1,910	2,433	127	4,470
Value of new business after tax and cost of required capital	51	13	64	45	(1)	108
APE Margin	23%	16%	21%	16%	(7%)	18%
PVNBP Margin	3.7%	2.5%	3.4%	1.8%	(0.8%)	2.4%

8 VALUE OF NEW BUSINESS (after tax) *continued*

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

A reconciliation of the new business premiums shown in the notes to the primary financial information to those shown above, for the six months to 30 June 2005, is set out below.

		£m
6 months to 30 June 2005	Recurring premiums	Single premiums
New business premiums in the notes to the primary financial information	112	1,098
Add:		
Healthcare business	24	-
Other Investment contracts	21	728
Less:		
North America reinsurance ceded externally	-	(4)
Group market-linked business not valued	-	(142)
Unit trust business not valued	-	(66)
OMART business not valued	-	(2)
New business premiums as per European Embedded Value supplementary information	157	1,612

European Embedded Value Supplementary Information
for the six months to 30 June 2005

9 PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS

Africa	6 months to 30 June 2005 £m Recurring	Single	6 months to 30 June 2004 £m Recurring	Single	Year to 31 December 2004 £m Recurring	Single
Total business	**118**	**453**	105	350	222	770
Individual business	**85**	**291**	73	260	164	556
Saving	**30**	**216**	25	192	53	406
Protection	**27**	**3**	22	4	57	7
Annuity	**-**	**71**	-	64	-	142
Group schemes	**28**	**1**	26	-	54	1
Group business	33	**162**	32	90	58	214
Saving	**2**	**115**	2	77	5	181
Protection	**7**	**-**	7		12	
Annuity	**-**	**47**	-	13	-	33
Healthcare	**24**	**-**	23	-	41	-
Total business*	**118**	**453**	105	350	222	770
Individual business	**85**	**291**	73	260	164	556
Insurance contracts	**42**	**75**	40	62	89	145
Investment contracts with discretionary participating features	**22**	**7**	21	11	48	22
Other investment contracts	**21**	**209**	12	187	27	389
Group business	33	**162**	32	90	58	214
Insurance contracts	**31**	**47**	29	13	52	31
Investment contracts with discretionary participating features	**2**	**67**	3	52	6	105
Other investment contracts	**-**	**48**	-	25	-	78

9 PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS *continued*

North America	6 months to 30 June 2005 £m Recurring	Single	6 months to 30 June 2004 £m Recurring	Single	Year to 31 December 2004 £m Recurring	Single
Total business	39	1,081	25	1,127	58	2,157
Fixed deferred annuity	-	-	-	120	-	239
Equity indexed annuity	-	654	-	549	-	1,157
Variable annuity	-	189	-	99	-	213
Life	39	-	25	-	58	-
Immediate annuity	-	166	-	274	-	442
Other (corporate)	-	72	-	85	-	106
Total business*	39	1,081	25	1,127	58	2,157
Insurance contracts	39	895	25	928	58	1,808
Investment contracts with discretionary participating features	-	-	-	-	-	-
Other investment contracts	-	186	-	199	-	349

United Kingdom & Rest of World	6 months to 30 June 2005 £m Recurring	Single	6 months to 30 June 2004 £m Recurring	Single	Year to 31 December 2004 £m Recurring	Single
Total business	0.2	78	1	53	1	125
Saving	0.2	78	1	53	1	125
Protection	-	-	-	-	-	-
Total business*	0.2	78	1	53	1	125
Insurance contracts	-	-	-	-	-	-
Investment contracts with discretionary participating features	-	-	-	-	--	-
Other investment contracts	0.2	78	1	53	1	125

* *The classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the IFRS definitions. All categories of business (i.e. insurance and investment) are subject to EEV accounting.*

10 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below. The assumptions are best estimate and actively reviewed.

- The pre-tax investment and economic assumptions used for the African and North American businesses are set out below. We have used a bottom-up market consistent methodology to calculate the risk discount rates in all other territories.

	At 30 June 2005	At 31 December 2004	At 30 June 2004
Africa			
Risk-free rate (10 year Government bond)	**8.3%**	8.3%	10.4%
Cash return	**6.3%**	6.3%	8.4%
Equity return	**11.8%**	11.8%	13.9%
Property return	**9.8%**	9.8%	11.9%
Inflation	**5.3%**	5.3%	7.4%
Risk discount rate	**10.6%**	10.6%	12.7%
Risk margin	**2.3%**	2.3%	2.3%
North America			
Risk free rate (10 year Treasury yield)	**3.9%**	4.3%	4.6%
Inflation	**3.0%**	3.0%	3.0%
New money yield assumed	**4.9%**	5.1%	6.4%
Net portfolio earned rate	**5.7%**	5.9%	6.2%
Risk discount rate	**7.1%**	7.5%	7.8%
Risk margin	**3.2%**	3.2%	3.2%

- The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the Directors' view of future projected returns in each geography.
- The risk margins have been calculated using a bottom-up market consistent approach, and reflect the distinctive risks of the products in the respective business units. The calibration of the risk margins was not redone for June 2005, and the same risk margins were used as for December 2004.
- Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.
- For the South African business, full allowance has been made for Secondary Tax on Companies (STC) that may be payable. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For North America full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. For the purposes of the summary income statement the adjusted operating profit for the covered business has been grossed up for tax. The tax rates used were effective corporation tax rates of 35% for Africa and 30% for North America and 0% for the United Kingdom & Rest of World, except for the investment return on African capital, for which the attributed tax was derived from the primary financial statements.
- Both operating profit and new business are calculated on closing assumptions.

10 ASSUMPTIONS *continued*

- For the African business, the required capital is calculated independently in each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business, and the capital requirement is based on the discounted value of the maximum shareholder support in the 99th worst percentile case. The required capital is invested in local equities, local cash and international cash. The asset allocation as at 30 June 2005 is 60%, 20% and 20% respectively.
- For the North American business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200% to 300% and average 282% as at 30 June 2005. The required capital for OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited in Ireland is based on the United Kingdom Financial Services Authority statutory requirements to ensure that the Group maintains adequate solvency capital in terms of the European Union Financial Groups Directive. The required capital is invested in short-dated fixed interest assets.
- The required capital of Old Mutual International, based in Guernsey, is set at some 1% of funds under management, a level considered by the Directors to be appropriate to manage the business. The required capital is invested in short-dated fixed interest assets.
- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 19% of the Group holding company expenses, with 14% allocated to Africa and 5% allocated to North America. The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.
- No allowance has been made for future productivity improvements in the expense assumptions.
- No development expenses have been excluded from the calculations and no material allowance has been made for future development expenses.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.
- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

10 ASSUMPTIONS *continued*

- The value of new business has been accumulated to the period end.
- The sensitivity of the value of in-force and value of new business to changes in the central risk discount rate are set out in section 11.
- The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

	Rand			US$		
	6 months to 30 June 2005	Year to 31 December 2004	6 months to 30 June 2004	**6 months to 30 June 2005**	Year to 31 December 2004	6 months to 30 June 2004
Profit and loss account (average rate)	**11.6325**	11.7986	12.1544	**1.8731**	1.8327	1.8222
Balance sheet (closing rate)	**11.9624**	10.8482	11.3037	**1.7918**	1.9158	1.8144
Balance sheet (opening rate)	**10.8482**	11.9367	11.9367	**1.9158**	1.7833	1.7833

- The nature of the financial options and guarantees for the African and North American businesses was set out in the EEV press release dated 20 June 2005.
- The approaches and models used to determine the time value of the financial options guarantees as at 30 June 2005 are consistent with the approaches as at 31 December 2004 as set out in the EEV press release dated 20 June 2005.

11 ALTERNATIVE ASSUMPTIONS

The tables below for Africa and North America show the sensitivity of the embedded value, value of in-force at 30 June 2005 and the value of new business for the six months to 30 June 2005 to changes in the central risk discount rate. In determining the values at different central discount rates, all other assumptions have been left unchanged.

At 30 June 2005	Embedded value	Value of in-force business	£m Value of new business
Africa			
Central assumptions	2,421	1,014	25
Value before cost of required capital		1,244	30
Cost of required capital		(230)	(5)
Effect of :			
Central discount rate +1%	2,268	861	20
Value before cost of required capital		1,174	27
Cost of required capital		(313)	(7)
Central discount rate –1%	2,607	1,200	30
Value before cost of required capital		1,326	33
Cost of required capital		(126)	(3)
North America			
Central assumptions	1,127	613	29
Value before cost of required capital		690	32
Cost of required capital		(77)	(3)
Effect of :			
Central discount rate +1%	1,091	577	27
Value before cost of required capital		667	31
Cost of required capital		(90)	(4)
Central discount rate –1%	1,165	651	31
Value before cost of required capital		714	33
Cost of solvency capital		(63)	(2)

Summary Consolidated Income Statement
for the six months ended 30 June 2005

The following table summarises the Group's results in the consolidated income statement on page 84. Adjusted operating profit represents the directors' view of the underlying performance of the Group. This summary does not form part of the statutory financial statements.

	Notes	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Africa				
Long term business	3(iv)	**2,471**	2,771	5,510
Asset management	3(vii)	**422**	254	636
Banking	3(vi)	**1,878**	646	2,383
General insurance	3(v)	**573**	639	1,190
		5,344	4,310	9,719
North America				
Long term business	3(iv)	**581**	486	1,144
Asset management	3(vii)	**588**	571	1,026
		1,169	1,057	2,170
United Kingdom & Rest of World				
Long term business	3(iv)	**31**	-	71
Asset management	3(vii)	**87**	91	(57)
Banking	3(vi)	**167**	137	277
		285	228	291
Debt service costs		**(216)**	(292)	(578)
Other shareholders' income / (expenses)	3(viii)	**(137)**	(109)	(348)
Adjusted operating profit*		**6,445**	5,194	11,254
Goodwill impairments	9	**(19)**	(401)	(401)
(Loss) / profit on disposal of investments in subsidiaries		**(47)**	149	(311)
Short term fluctuations in investment returns	4	**1,554**	(580)	2,323
Income from hedging activities that do not qualify for hedge accounting		**-**	61	366
Investment return adjustment for Group equity and debt instruments held in life funds	3(iv)	**(329)**	(316)	(1,168)
Fines and penalties	5	**-**	(596)	(596)
Profit before tax (net of income tax attributable to policyholder returns)		**7,604**	3,511	11,467
Total income tax expense	6	**(2,102)**	(1,459)	(4,059)
Less income tax attributable to policyholder returns		**244**	280	732
Income tax attributable to equity holders		**(1,858)**	(1,179)	(3,327)
Profit for the financial period		**5,746**	2,332	8,140
Minority interests – ordinary shares	11(a)	**(910)**	(292)	(873)
– preferred securities		**(327)**	(328)	(696)
Profit for the financial period attributable to equity holders		**4,509**	1,712	6,571

* *For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on life funds' investments in Group equity and debt instruments. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties and profit/(loss) on disposal of investments in subsidiaries. Adjusted operating profit excludes income from hedging activities that do not qualify for hedge accounting.*

Summary Consolidated Income Statement *continued*
for the six months ended 30 June 2005

The adjusted operating profit after tax attributable to equity holders is determined as follows:

	Notes	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
				Rm
Adjusted operating profit		**6,445**	5,194	11,254
Tax on adjusted operating profit	6	**(1,550)**	(1,325)	(2,879)
		4,895	3,869	8,375
Minority interests – ordinary shares	11	**(883)**	(438)	(1,109)
– preferred securities		**(327)**	(328)	(696)
Adjusted operating profit after tax attributable to equity holders		**3,685**	3,103	6,570

The reconciliation of adjusted operating profit after tax attributable to equity holders to profit for the financial period attributable to equity holders is as follows:

	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
			Rm
Adjusted operating profit after tax attributable to equity holders	**3,685**	3,103	6,570
Goodwill impairments	**(17)**	(206)	(200)
(Loss) / profit on disposal of investments in subsidiaries	**(47)**	76	(252)
Short term fluctuations in investment returns	**1,217**	(507)	1,754
Income from hedging activities that do not qualify for hedge accounting	**-**	61	366
Investment return adjustment for Group equity and debt instruments held in life funds	**(329)**	(316)	(1,168)
Fines and penalties	**-**	(499)	(499)
Profit for the financial period attributable to equity holders	**4,509**	1,712	6,571

Earnings per share attributable to equity holders	Notes	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
				c
Adjusted operating earnings per share*	7	**98.2**	83.1	175.6
Basic earnings per share	7	**130.2**	50.1	192.0
Diluted earnings per share	7	**130.2**	50.1	192.0
Adjusted weighted average number of shares – millions		**3,753**	3,735	3,738
Weighted average number of shares – millions		**3,467**	3,419	3,422

* *Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.*

Consolidated Income Statement
for the six months ended 30 June 2005

	Notes	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Revenue				
Gross earned premiums		**24,991**	24,588	48,524
Outward reinsurance		**(934)**	(899)	(1,652)
Net earned premiums		**24,057**	23,689	46,872
Investment income (net of investment losses)		**29,081**	4,509	50,144
Banking interest and similar income		**12,480**	11,948	24,081
Fee and commission income, and income from service activities		**6,705**	7,074	14,512
Other income		**1,220**	820	1,742
Total revenues	3(ii)	**73,543**	48,040	137,351
Expenses				
Claims and benefits (including change in insurance contract provisions)		**(38,788)**	(21,112)	(69,624)
Reinsurance recoveries		**1,021**	668	1,687
Net claims incurred		**(37,767)**	(20,444)	(67,937)
Change in provision for investment contract liabilities (including amortisation)		**(5,206)**	(401)	(8,967)
Losses on loans and advances		**(620)**	(401)	(1,227)
Finance costs (including interest and similar expenses)		**(164)**	(255)	(720)
Banking interest expense		**(8,278)**	(8,557)	(16,991)
Fees, commissions and other acquisition costs		**(1,903)**	(2,030)	(4,696)
Other operating and administrative expenses		**(11,176)**	(11,933)	(23,468)
Third party interest in consolidated funds		**(581)**	(85)	(648)
Total expenses	3(ii)	**(65,695)**	(44,106)	(124,654)
Share of associated undertakings' profit after tax		**66**	109	214
Goodwill impairments	9	**(19)**	(401)	(401)
(Loss) / profit on disposal of investment in subsidiaries		**(47)**	149	(311)
Profit before tax		7,848	3,791	12,199
Income tax expense	6	**(2,102)**	(1,459)	(4,059)
Profit for the financial period		**5,746**	2,332	8,140
Minority interests				
Ordinary shares		**(910)**	(292)	(873)
Preferred securities		**(327)**	(328)	(696)
Total minority interests		**(1,237)**	(620)	(1,569)
Profit for the financial period attributable to equity holders		**4,509**	1,712	6,571

Earnings and dividend per share		6 months to 30 June 2005	6 months to 30 June 2004	c Year to 31 December 2004
Basic earnings per share	7	**130.2**	50.1	192.0
Diluted earnings per share	7	**130.2**	50.1	192.0
Dividend per share	8	**22.13**	20.50	61.78
Weighted average number of shares – millions		**3,467**	3,419	3,422

Consolidated Balance Sheet
at 30 June 2005

	Notes	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Assets				
Goodwill and other intangible assets	9	**15,573**	14,059	15,791
Investments in associated undertakings		**1,659**	1,616	2,102
Investment property		**8,422**	7,485	7,336
Property, plant and equipment		**5,466**	5,554	5,426
Deferred tax assets		**5,962**	4,773	4,069
Reinsurers' share of insurance contract provisions		**4,333**	3,439	3,821
Deferred acquisition costs		**9,747**	7,106	7,076
Current tax receivable		**335**	217	181
Loans, receivables and advances		**204,174**	186,405	177,536
Derivative financial instruments – assets		**23,824**	29,171	22,641
Other financial assets		**142,181**	105,911	98,399
Financial assets fair valued through income statement		**306,937**	303,044	262,054
Short term securities		**38,268**	33,228	33,662
Other assets		**31,253**	22,501	24,383
Cash and balances with the central bank		**17,755**	11,260	17,442
Placements with other banks		**3,608**	4,252	475
Total assets		**819,497**	740,021	682,394
Liabilities				
Insurance contract provisions		**236,784**	204,847	188,127
Investment contract liabilities		**158,386**	144,205	133,022
Third party interests in consolidation of funds		**8,469**	6,032	4,465
Borrowed funds	10	**13,083**	16,164	14,910
Provisions		**5,431**	5,533	4,906
Deferred revenue		**1,474**	1,508	1,458
Deferred tax liabilities		**5,985**	4,339	2,905
Current tax payable		**1,846**	1,855	1,096
Deposits from other banks		**18,370**	30,711	19,205
Amounts owed to other depositors		**193,696**	198,891	192,694
Other money market deposits		**39,489**	16,956	11,123
Derivative financial instruments - liabilities		**22,897**	28,194	20,053
Other liabilities		**50,710**	29,430	41,574
Total liabilities		**756,620**	688,665	635,538
Net assets		**62,877**	51,356	46,856
Shareholders' equity				
Equity attributable to equity holders of the parent		**45,984**	35,647	31,607
Minority interest				
Ordinary shares	11	**9,083**	8,679	7,913
Preferred securities		**7,810**	7,030	7,336
Total minority interests		**16,893**	15,709	15,249
Total equity		**62,877**	51,356	46,856

Consolidated Cash Flow Statement
for the six months ended 30 June 2005

	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Cash flows from operating activities			
Profit before tax	**7,848**	3,791	12,199
Non-cash movements in profit before tax	**(15,448)**	6,966	(25,543)
Changes in working capital	**6,945**	(8,873)	43,891
Taxation paid	**(2,315)**	(1,920)	(3,811)
Net cash from operating activities	**(2,970)**	(36)	26,736
Cash flows from investing activities			
Net acquisition of financial investments	**12,296**	(170)	(28,151)
Acquisition of investment properties	**(128)**	(49)	106
Net acquisition of other fixed assets	**(326)**	(608)	(1,062)
Acquisition of interests in subsidiaries	**(1,233)**	(1,264)	(1,864)
Disposal of interests in subsidiaries, associates and joint ventures	**(186)**	413	991
Net cash outflow from investing activities	**10,423**	(1,678)	(29,980)
Cash flows from financing activities			
Dividends paid to:			
Ordinary shareholders of the Company	**(1,373)**	(1,288)	(1,959)
Equity minority interests and preferred security interests	**(547)**	(413)	(932)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	**35**	2,479	2,737
Net proceeds on issue of perpetual preferred callable securities	**4,036**	-	-
Net repayments of debt	**(3,967)**	(377)	(1,133)
Net cash flows from financing activities	**(1,816)**	401	(1,287)
Net increase/(decrease) in cash and cash equivalents	**5,638**	(1,313)	(4,531)
Effects of exchange rate changes on cash and cash equivalents	**553**	155	(725)
Cash and cash equivalents at beginning of the year	**17,877**	23,133	23,133
Cash and cash equivalents at end of the year	**24,068**	21,975	17,877
Consisting of:			
Placements with other banks	**3,608**	475	4,252
Cash and balances with the central bank	**17,755**	17,442	11,260
Other cash equivalents	**2,705**	4,058	2,365
	24,068	21,975	17,877

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long term business.

Statement of Changes in Equity
for the six months ended 30 June 2005

	Millions	Rm		
Six months ended 30 June 2005	Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	Total equity
Equity shareholders' funds at 1 January 2005	**3,854**	**35,647**	**15,709**	**51,356**
Change in operating profit arising in the period				
Fair value gains / (losses):				
Available-for-sale investments	-	977	-	977
Fair value of equity settled share options	-	47	-	47
Shadow accounting	-	(128)	-	(128)
Currency translation differences / exchange differences on translating foreign operations	-	2,675	611	3,286
Cash flow hedge amortisation	-	23	-	23
Aggregate tax effect of items taken directly to or transferred from equity	-	(186)	-	(186)
Movement in net investment hedge reserve		(523)		(523)
Redemption of bonds		(209)		(209)
Net acquisition / disposal of minority interests	-	-	279	279
Other	-	535	(396)	139
Net income recognised directly in equity	-	3,211	494	3,705
Profit for the period	-	4,509	1,237	5,746
Total recognised income and expense for the period	-	7,720	1,731	9,451
Dividend for the period	-	(1,373)	(547)	(1,920)
Purchases / sales of treasury shares	-	(81)	-	(81)
Issue of perpetual preferred callable securities	-	4,036	-	4,036
Exercise of share options	3	35	-	35
Equity attributable to equity holders of the parent at 30 June 2005	3,857	45,984	16,893	62,877

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Rm

Six months ended 30 June 2005	Share capital	Share Premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at 1 January 2005	4,187	6,509	4,762	1,324	18,865	-	35,647
Changes in equity arising in the period:							
Fair value gains / (losses):							
Available-for-sale investments	-	-	977	-	-	-	977
Fair value of equity settled share options	-	-	-	-	47	-	47
Shadow accounting	-	-	(128)	-	-	-	(128)
Currency translation differences / exchange differences on translating foreign operations	430	669	488	(1,061)	2,033	116	2,675
Cash flow hedge amortisation	-	-	23	-	-	-	23
Aggregate tax effect of items taken directly to or transferred from equity	-	-	(186)	-	-	-	(186)
Movement in net investment hedge reserve			(523)				(523)
Redemption of bonds			(209)				(209)
Other	-	-	-	-	535	-	535
Net income recognised directly in equity	430	669	442	(1,061)	2,615	116	3,211
Profit for the period	-	-	-	-	4,509	-	4,509
Total recognised income and expense for the period	430	669	442	(1,061)	7,124	116	7,720
Dividend for the period	-	-	-	-	(1,373)	-	(1,373)
Purchases / sales of treasury shares	-	-	-	-	(81)	-	(81)
Issue of perpetual preferred callable securities	-	(35)	-	-	-	4,071	4,036
Exercise of share options	-	35	-	-	-	-	35
Attributable to equity holders of the parent at 30 June 2005	4,617	7,178	5,204	263	24,535	4,187	45,984

Retained earnings have been reduced by R6,372 million as at 30 June 2005 in respect of shares held in policyholder funds, ESOP trusts and related undertakings.

On 24 March 2005, the Company issued £350 million of Perpetual Preferred Callable Securities (R4,071 million). These are unsecured and subordinated to the claims of senior creditors and the holders of any priority preference shares. For an initial period to 24 March 2020 interest is payable at a fixed rate of 6.4 per cent. per annum., annually in arrears. After 24 March 2020 interest is re-set semi-annually at 2.2 per cent. per annum. above the Sterling inter-bank offer rate for six month Sterling deposits, and is payable semi-annually in arrears. Coupon payments may be deferred. The Perpetual Preferred Callable Securities are redeemable at the discretion of the Company, at their principal amount from 24 March 2020.

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Six months ended 30 June 2004	Millions Number of shares issued and fully paid	Rm Attributable to equity holders of the parent	Total minority interest	Total equity
Equity shareholders' funds at 1 January 2004	3,837	31,872	14,670	46,542
Changes in equity arising in the period				
Fair value gains / (losses):				
Available-for-sale investments	-	(2,018)	-	(2,018)
Fair value of equity settled share options	-	12	-	12
Shadow accounting	-	1,422	-	1,422
Currency translation differences/ exchange differences on translating foreign operations	-	(290)	(347)	(637)
Cash flow hedge amortisation	-	(24)	-	(24)
Aggregate tax effect of items taken directly to or transferred from equity	-	170	-	170
Net acquisition / disposal of minority interests	-	-	802	802
Other	-	-	(146)	(146)
Net income recognised directly in equity	-	(728)	309	(419)
Profit for the period	-	1,712	620	2,332
Total recognised income and expense for the period	-	984	929	1,913
Dividend for the period	-	(1,288)	(350)	(1,638)
Purchases / sales of treasury shares	-	(61)	-	(61)
Exercise of share options	12	100	-	100
Equity shareholders' funds at 30 June 2004	3,849	31,607	15,249	46,856

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Six months ended 30 June 2004	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Rm Total
Attributable to equity holders of the parent at 1 January 2004	4,584	7,007	4,381	-	15,900	31,872
Changes in equity arising in the period:						
Fair value gains / (losses):						
Available-for-sale investments	-	-	(2,018)	-	-	(2,018)
Fair value of equity settled share options	-	-	-	-	12	12
Shadow accounting			1,422	-	-	1,422
Currency translation differences / exchange differences on translating foreign operations	(243)	(381)	(207)	1,402	(861)	(290)
Cash flow hedge amortisation	-	-	(24)	-	-	(24)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	170	-	-	170
Other	-	-	97	-	(97)	-
Net income recognised directly in equity	(243)	(381)	(560)	1,402	(946)	(728)
Profit for the period	-	-	-		1,712	1,712
Total recognised income and expense for the period	(243)	(381)	(560)	1,402	766	984
Dividend for the period	-	-	-	-	(1,288)	(1,288)
Purchases / sales of treasury shares	-	-	-	-	(61)	(61)
Exercise of share options	-	100	-	-	-	100
Attributable to equity holders of the parent at 30 June 2004	4,341	6,726	3,821	1,402	15,317	31,607

Retained earnings have been reduced by R6,285 million as at 30 June 2004 in respect of shares held in policy holder funds, ESOP trusts and related undertakings.

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Year ended 31 December 2004	Millions Number of shares issued and fully paid	Rm Attributable to equity holders of the parent	Total minority interest	Total equity
Equity shareholders' funds at 1 January 2004	3,837	31,872	14,670	46,542
Changes in equity arising in the year:				
Fair value gains / (losses):				
Gain on property revaluation	-	106	-	106
Available-for-sale investments	-	1,392	-	1,392
Fair value of equity settled share options	-	35	-	35
Shadow accounting	-	(413)	-	(413)
Currency translation differences/ exchange differences on translating foreign operations	-	(2,029)	(670)	(2,699)
Cash flow hedge amortisation	-	(47)	-	(47)
Aggregate tax effect of items taken directly to or transferred from equity		(212)	-	(212)
Net acquisition / disposal of minority interests		-	779	779
Other	-	(141)	130	(11)
Net income recognised directly in equity	-	(1,942)	239	(1,703)
Profit for the year	-	6,571	1,569	8,140
Total recognised income and expense for the year		5,262	1,808	7,070
Dividend for the year	-	(1,959)	(911)	(2,870)
Purchases / sales of treasury shares	-	295	-	295
Issue of share capital	-	-	59	59
Exercise of share options	17	177	83	260
Equity shareholders' funds at 31 December 2004	3,854	35,647	15,709	51,356

Statement of Changes in Equity *continued*
for the six months ended 30 June 2005

Year ended 31 December 2004	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Rm Total
Attributable to equity holders of the parent at 1 January 2004	4,584	7,007	4,381	-	15,900	31,872
Changes in equity arising in the period:						
Fair value gains / (losses):						
Gain on property revaluation	-	-	106	-	-	106
Available-for-sale investments	-	-	1,392	-	-	1,392
Fair value of equity settled share options	-	-	-	-	35	35
Shadow accounting	-	-	(413)	-	-	(413)
Currency translation differences / exchange differences on translating foreign operations	(421)	(651)	(469)	1,324	(1,812)	(2,029)
Cash flow hedge amortisation			(47)			(47)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	(212)	-	-	(212)
Other	-	-	24	-	(165)	(141)
Net income recognised directly in equity	(421)	(651)	381	1,324	(1,942)	(1,309)
Profit for the period	-	-	-	-	6,571	6,571
Total recognised income and expense for the period	(421)	(651)	381	1,324	4,629	5,262
Dividend paid in the year	-	-	-	-	(1,959)	(1,959)
Purchases / sales of treasury shares	-	-	-	-	295	295
Exercise of share options	24	153	-	-	-	177
Attributable to equity holders of the parent at 31 December 2004	4,187	6,509	4,762	1,324	18,865	35,647

Retained earnings have been reduced by R6,032 million as at 31 December 2004 in respect of shares held in policyholder funds, ESOP trusts and related undertakings.

Notes to the Consolidated Financial Statements for the six months ended 30 June 2005

1 BASIS OF PREPARATION

European Union (EU) law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective at 31 December 2005 or are expected to be endorsed and effective at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ending 31 December 2005. These are set out in the Group's Analyst and Investor Briefing and Restatement Document published on 3 May 2005.

In particular, the directors have assumed that the IAS 19: Employee Benefits issued by the International Accounting Standards Board (IASB) will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

The financial statements do not reflect any changes in respect of recent amendments to IAS39: Financial Instruments Recognition and Measurement for the fair value option expected to be endorsed by the EU which will be available for early adoption in the consolidated financial statements for the year ending 31 December 2005.

In addition, the adopted IFRSs that will be effective in the annual financial statements for the year ending 31 December 2005 are still subject to change, through additional interpretations or change to standards issued or endorsed by the EU and therefore cannot be determined with certainty. Accordingly, the accounting policies for the year ending 31 December 2005 will only be finally determined when the annual financial statements are prepared and the information presented within these financial statements are potentially subject to change.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices (UK GAAP), have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2 FOREIGN CURRENCIES

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Rand are:

	Sterling			US Dollar		
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004	**6 months to 30 June 2005**	6 months to 30 June 2004	Year to 31 December 2004
Income statement (average rate)	**11.6325**	12.1544	11.7986	**6.2104**	6.7015	6.4380
Balance sheet (closing rate)	**11.9624**	11.3037	10.8482	**6.6760**	6.2301	5.6625

Foreign currency revenue transactions are translated at average exchange rates for the year. Monetary foreign currency assets and liabilities are translated at year end exchange rates. Non-monetary foreign currency assets and liabilities are translated at historical exchange rates. The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity, net of applicable deferred income taxes.

3 SEGMENT INFORMATION

(i) Basis of segmentation

Geographical segments

For management purposes the Group is organised on a geographical basis into the following segments: Africa, North America and United Kingdom & Rest of World. This is the basis on which the Group reports its primary segment information.

Business segments

Although the Group is managed on a geographical basis, it operates in four principle areas of business: long term business, general insurance, banking and asset management. These businesses operate independently within each geographical sector.

Financial information about the Group's geographic and business segments is presented in notes 3(ii) below. Where financial information is required for both primary and secondary segments, this information is shown in the format of a matrix. The segment information is presented in accordance with the profit format used in preparation of the consolidated income statement. Notes 3(iii) to 3(ix) provide additional supplemental information for each business segment and has been presented in accordance with the adjusted operating profit format used in preparation of the summary consolidated income statement.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. There are no significant differences between the geographical location of assets and operations and the associated external revenues. Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment. Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Notes to the Consolidated Financial Statements *continued*
for the six months ended 30 June 2005

3 SEGMENT INFORMATION *continued*

(ii) Income statement

Rm

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total before inter segment (revenue) / expense	Inter segment (revenue) expense	Total after inter segment (revenue) / expense
Revenue						
Long term business	33,224	14,731	751	48,706	(602)	48,104
General insurance	4,024	-	-	4,024	-	4,024
Banking	15,924	-	617	16,541	(15)	16,526
Asset management	1,286	2,218	663	4,167	(346)	3,821
Other shareholders' income	13	-	136	149	-	149
Consolidation of funds	732	-	187	919	-	919
Inter segment revenue	(832)	(69)	(62)	(963)	963	-
	54,371	16,880	2,292	73,543	-	73,543
Expenses						
Long term business	(29,844)	(13,890)	(721)	(44,455)	335	(44,120)
General insurance	(3,181)	-	-	(3,181)	23	(3,158)
Banking	(14,081)	-	(450)	(14,531)	91	(14,440)
Asset management	(864)	(1,630)	(576)	(3,070)	403	(2,667)
Debt service costs and other shareholders' expenses	(55)	-	(447)	(502)	111	(391)
Consolidation of funds	(732)	-	(187)	(919)	-	(919)
Inter segment expenses	815	63	85	963	(963)	-
	(47,942)	(15,457)	(2,296)	(65,695)	-	(65,695)
Net revenue / (expense)						
Long term business	3,380	841	30	4,251	(267)	3,984
General insurance	843	-	-	843	23	866
Banking	1,843	-	167	2,010	76	2,086
Asset management	422	588	87	1,097	57	1,154
Other shareholders' income / (expenses)	(42)	-	(311)	(353)	111	(242)
Inter segment (revenue) / expense	(17)	(6)	23	-	-	-
	6,429	1,423	(4)	7,848	-	7,848
Share of associated undertakings' profit after tax	66	-	-	66	-	66
Goodwill impairments	(19)	-	-	(19)	-	(19)
Loss on disposal of investment in subsidiaries	(9)	(38)	-	(47)	-	(47)
Profit before tax	6,467	1,385	(4)	7,848	-	7,848

3 SEGMENT INFORMATION *continued*

(ii) Income statement *continued*

Six months to 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total before inter segment (revenue) / expense	Inter segment (revenue) expense	Rm Total after inter segment (revenue) / expense
Revenue						
Long term business	10,586	15,254	122	25,962	(365)	25,597
General insurance	3,239	-	-	3,239	-	3,239
Banking	14,448	-	660	15,108	(12)	15,096
Asset management	984	2,151	741	3,876	(182)	3,694
Other shareholders' income	-	-	377	377	(231)	146
Consolidation of funds	207	-	61	268	-	268
Inter segment revenue	(486)	(12)	(292)	(790)	790	-
	28,978	17,393	1,669	48,040	-	48,040
Expenses						
Long term business	(8,592)	(14,452)	(122)	(23,166)	280	(22,886)
General insurance	(2,791)	-	-	(2,791)	-	(2,791)
Banking	(13,875)	-	(523)	(14,398)	73	(14,325)
Asset management	(730)	(2,176)	(650)	(3,556)	352	(3,204)
Debt service costs and other shareholders' expenses	-	-	(717)	(717)	85	(632)
Consolidation of funds	(207)	-	(61)	(268)	-	(268)
Inter segment expenses	462	170	158	790	(790)	-
	(25,733)	(16,458)	(1,915)	(44,106)	-	(44,106)
Net revenue / (expense)						
Long term business	1,994	802	-	2,796	(85)	2,711
General insurance	448	-	-	448	-	448
Banking	573	-	137	710	61	771
Asset management	254	(25)	91	320	170	490
Other shareholders' income / (expenses)	-	-	(340)	(340)	(146)	(486)
Inter segment (revenue) / expense	(24)	158	(134)	-	-	-
	3,245	935	(246)	3,934	-	3,934
Share of associated undertakings' profit after tax	109	-	-	109	-	109
Goodwill impairments	(401)	-	-	(401)	-	(401)
Loss on disposal of investment in subsidiaries	-	12	137	149	-	149
Profit before tax	2,953	947	(109)	3,791	-	3,791

3 SEGMENT INFORMATION *continued*

(ii) Income statement *continued*

Rm

Year ended 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total before inter segment (revenue) / expense	Inter segment (revenue) expense	Total after inter segment (revenue) / expense
Revenue						
Long term business	58,691	29,449	519	88,659	(791)	87,868
General insurance	7,731	-	-	7,731	-	7,731
Banking	31,373	-	1,321	32,694	(24)	32,670
Asset management	2,040	4,318	1,380	7,738	(578)	7,160
Other shareholders' income	35	-	1,026	1,061	(130)	931
Consolidation of funds	861	-	130	991	-	991
Inter segment revenue	(1,121)	(142)	(260)	(1,523)	1,523	
	99,610	33,625	4,116	137,351	-	137,351
Expenses						
Long term business	(52,496)	(27,621)	(448)	(80,565)	685	(79,880)
General insurance	(6,112)	-	-	(6,112)	-	(6,112)
Banking	(29,115)	-	(1,044)	(30,159)	94	(30,065)
Asset management	(1,404)	(3,888)	(1,437)	(6,729)	661	(6,068)
Debt service costs and other shareholders' expenses	(260)	-	(1,361)	(1,621)	83	(1,538)
Consolidation of funds	(861)	-	(130)	(991)	-	(991)
Inter segment expense	1,122	153	248	1,523	(1,523)	-
	(89,126)	(31,356)	(4,172)	(124,654)	-	(124,654)
Net revenue / (expense)						
Long term business	6,195	1,828	71	8,094	(106)	7,988
General insurance	1,619	-	-	1,619	-	1,619
Banking	2,258	-	277	2,535	70	2,605
Asset management	636	430	(57)	1,009	83	1,092
Other shareholders' income / (expenses)	(225)	-	(335)	(560)	(47)	(607)
Inter segment (revenue) / expense	1	11	(12)	-	-	-
	10,484	2,269	(56)	12,697	-	12,697
Share of associated undertakings' profit after tax	214	-	-	214	-	214
Goodwill impairments	(401)	-	-	(401)	-	(401)
Loss on disposal of investment in subsidiaries	(110)	-	(201)	(311)	-	(311)
Profit before tax	10,187	2,269	(257)	12,199	-	12,199

3 SEGMENT INFORMATION *continued*

(iii) Long term business

Gross premiums and investment contract deposits written

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Individual business				
Single	4,144	12,621	907	17,672
Recurring	6,017	1,512	63	7,592
	10,161	14,133	970	25,264
Group business				
Single	3,572	-	-	3,572
Recurring	1,770	-	-	1,770
	5,342	-	-	5,342
Total gross premiums and investment contract deposits written	15,503	14,133	970	30,606
Insurance contracts	6,407	11,969	24	18,400
Investment contracts with discretionary participation features	2,686	-	-	2,686
Other investment contracts	6,410	2,164	946	9,520
	15,503	14,133	970	30,606
Less: Other investment contracts	(6,410)	(2,164)	(946)	(9,520)
Total gross written premiums	9,093	11,969	24	21,086

Six months to 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Individual business				
Single	3,646	13,747	644	18,037
Recurring	5,676	1,143	97	6,916
	9,322	14,890	741	24,953
Group business				
Single	2,638	-	-	2,638
Recurring	1,884	-	-	1,884
	4,522	-	-	4,522
Total gross premiums and investment contract deposits written	13,844	14,890	741	29,475
Insurance contracts	6,151	12,471	24	18,646
Investment contracts with discretionary participation features	2,321	-	-	2,321
Other investment contracts	5,372	2,419	717	8,508
	13,844	14,890	741	29,475
Less: Other investment contracts	(5,372)	(2,419)	(717)	(8,508)
Total gross written premiums	8,472	12,471	24	20,967

3 SEGMENT INFORMATION *continued*

(iii) Long term business

Gross premiums and investment contract deposits written *continued*

Year ended 31 December 2004	Africa	North America	United Kingdom Rest of World	Total (Rm)
Individual business				
Single	7,586	25,591	1,475	34,652
Recurring	11,527	2,419	153	14,099
	19,113	28,010	1,628	48,751
Group business				
Single	5,333	-	-	5,333
Recurring	3,740	-	-	3,740
	9,073	-	-	9,073
Total gross premiums and investment contract deposits written	28,186	28,010	1,628	57,824
Insurance contracts	12,411	23,869	23	36,303
Investment contracts with discretionary participation features	4,743	-	-	4,743
Other investment contracts	11,032	4,141	1,605	16,778
	28,186	28,010	1,628	57,824
Less: Other investment contracts	(11,032)	(4,141)	(1,605)	(16,778)
Total gross written premiums	17,154	23,869	23	41,046

Gross new business premiums and investment contract deposits written

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total (Rm)
Individual business				
Single	**4,144**	**12,621**	**907**	**17,672**
Recurring	**985**	**454**	**2**	**1,441**
	5,129	**13,075**	**909**	**19,113**
Group business				
Single	**3,572**	**-**	**-**	**3,572**
Recurring	**105**	**-**	**-**	**105**
	3,677	**-**	**-**	**3,677**
Total gross new business premiums and investment contract deposits written	**8,806**	**13,075**	**909**	**22,790**
Insurance contracts	**2,024**	**10,911**	**-**	**12,935**
Investment contracts with discretionary participation features	**1,133**	**-**	**-**	**1,133**
Other investment contracts	**5,649**	**2,164**	**909**	**8,722**
	8,806	**13,075**	**909**	**22,790**
Less: Other investment contracts	**(5,649)**	**(2,164)**	**(909)**	**(8,722)**
Total gross new business premiums written	**3,157**	**10,911**	**-**	**14,068**
Annual premium equivalent	**1,862**	**1,716**	**93**	**3,671**

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums (including investment contract deposits written).

3 SEGMENT INFORMATION *continued*

(iv) Long term business

Gross new business premiums and investment contract deposits written *continued*

Six months to 30 June 2004 (Rm)	Africa	North America	United Kingdom Rest of World	Total
Individual business				
Single	3,646	13,747	644	18,037
Recurring	887	304	12	1,203
	4,533	14,051	656	19,240
Group business				
Single	2,638	-	-	2,638
Recurring	109	-	-	109
	2,747	-	-	2,747
Total gross new business premiums and investment contract deposits written	7,280	14,051	656	21,987
Insurance contracts	1,512	11,632	-	13,144
Investment contracts with discretionary participation features	1,051	-	-	1,051
Other investment contracts	4,717	2,419	656	7,792
	7,280	14,051	656	21,987
Less: Other investment contracts	(4,717)	(2,419)	(656)	(7,792)
Total gross new business premiums written	2,563	11,632	-	14,195
Annual premium equivalent	1,624	1,679	76	3,379

Year to 31 December 2004 (Rm)	Africa	North America	United Kingdom Rest of World	Total
Individual business				
Single	7,586	25,591	1,475	34,652
Recurring	1,935	684	12	2,631
	9,521	26,275	1,487	37,283
Group business				
Single	5,333	-	-	5,333
Recurring	201	-	-	201
	5,534	-	-	5,534
Total gross new business premiums and investment contract deposits written	15,055	26,275	1,487	42,817
Insurance contracts	3,764	22,134	-	25,898
Investment contracts with discretionary participation features	1,970	-	-	1,970
Other investment contracts	9,321	4,141	1,487	14,949
	15,055	26,275	1,487	42,817
Less: Other investment contracts	(9,321)	(4,141)	(1,487)	(14,949)
Total gross new business premiums written	5,734	22,134	-	27,868
Annual premium equivalent	3,433	3,245	153	6,831

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums (including investment contract deposits written).

3 SEGMENT INFORMATION *continued*

(iv) Long term business

Six months to 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Individual business	1,160	581	27	1,768
Group business	607	-	-	607
	1,767	581	27	2,375
Long term investment return	675	-	4	679
Share of associated undertakings' profit after tax	29	-	-	29
Adjusted operating profit	2,471	581	31	3,083
Short term fluctuations in investment returns	1,023	260	(1)	1,282
Investment return adjustment for Group equity and debt instruments held in life funds	(329)	-	-	(329)
Profit before tax (net of income tax attributable to policyholder returns)	3,165	841	30	4,036

Six months to 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Individual business	1,252	486	-	1,738
Group business	571	-	-	571
	1,823	486	-	2,309
Long term investment return	912	-	-	912
Share of associated undertakings' profit after tax	36	-	-	36
Adjusted operating profit	2,771	486	-	3,257
Short term fluctuations in investment returns	(705)	316	-	(389)
Investment return adjustment for Group equity and debt instruments held in life funds	(316)	-	-	(316)
Profit before tax (net of income tax attributable to policyholder returns)	1,750	802	-	2,552

Year to 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Individual business	2,714	1,144	71	3,929
Group business	1,026	-	-	1,026
	3,740	1,144	71	4,955
Long term investment return	1,711	-	-	1,711
Share of associated undertakings' profit after tax	59	-	-	59
Adjusted operating profit	5,510	1,144	71	6,725
Short term fluctuations in investment returns	1,180	684	-	1,864
Investment return adjustment for life companies investments in Group equity and debt instruments held in life funds	(1,168)	-	-	(1,168)
Profit before tax (net of income tax attributable to policyholder returns)	5,522	1,828	71	7,421

3 SEGMENT INFORMATION *continued*

(iv) Long term business *continued*

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Investment return adjustment for Group equity and debt instruments held in life funds			
Dividend income	**132**	134	212
Realised gains on investment return	**(17)**	36	59
Unrealised gains / (losses) on investment	**214**	146	897
Total investment return	**329**	316	1,168

Adjusted operating profit includes investment returns on life fund investments in Group equity and debt instruments. These include investments in the Company's ordinary shares and Nedbank Limited subordinated liabilities and preferred securities. The investment returns are eliminated within the consolidated income statement in arriving at profit for the financial period, but included in adjusted operating profit.

3 SEGMENT INFORMATION *continued*

(v) General insurance

Six months to 30 June 2005	Gross premiums written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Rm Profit Before Tax
Commercial	**1,919**	**1,556**	**913**	**245**
Personal lines	**1,559**	**1,502**	**1,101**	**18**
Risk financing	**489**	**422**	**204**	**36**
	3,967	**3,480**	**2,218**	**299**
Long term investment return				**272**
Share of associated undertakings' operating profit after tax				**2**
Adjusted operating profit				**573**
Goodwill impairments				**(19)**
Short term fluctuations in investment returns				**272**
Profit before tax				**826**

Six months to 30 June 2004	Gross premiums written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Rm Profit Before Tax
Commercial	1,720	1,384	804	216
Personal lines	1,483	1,412	965	88
Risk financing	389	342	196	32
	3,592	3,138	1,965	336
Long term investment return				303
Adjusted operating profit				639
Short term fluctuations in investment returns				(191)
Profit before tax				448

Year ended 31 December 2004	Gross premiums written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Rm Profit Before Tax
Commercial	3,305	2,808	1,629	415
Personal lines	2,938	2,878	2,004	151
Risk financing	1,117	1,050	565	64
	7,360	6,736	4,198	630
Long term investment return				530
Share of associated undertakings' operating profit after tax				30
Adjusted operating profit				1,190
Short term fluctuations in investment returns				459
Profit before tax				1,649

3 SEGMENT INFORMATION *continued*

(vi) Banking

Six months to 30 June 2005	Africa	United Kingdom & Rest of World	Rm Total
Interest and similar income	11,831	472	12,303
Interest expense and similar charges	(7,968)	(310)	(8,278)
Net interest income	3,863	162	4,025
Dividend income	177	-	177
Fees and commission receivable	2,989	14	3,003
Fees and commission payable	(412)	(14)	(426)
Other operating income	763	129	892
Foreign currency translation gain	165	-	165
Total operating income	7,545	291	7,836
Losses on loans and advances	(618)	(3)	(621)
Operating expenses	(5,084)	(121)	(5,205)
	1,843	167	2,010
Share of associated undertakings' operating profit after tax	35	-	35
Adjusted operating profit	1,878	167	2,045
Loss on disposal of investment in subsidiaries	(9)	-	(9)
Profit before tax	1,869	167	2,036

During the period the Group's banking subsidiary incurred a loss of R8 million in connection with the liquidation of certain joint venture operations.

Six months to 30 June 2004	Africa	United Kingdom & Rest of World	Rm Total
Interest and similar income	11,462	438	11,900
Interest expense and similar charges	(8,229)	(328)	(8,557)
Net interest income	3,233	110	3,343
Dividend income	49	-	49
Fees and commission receivable	2,382	109	2,491
Fees and commission payable	(170)	(24)	(194)
Other operating income	656	109	765
Foreign currency translation loss	(97)	-	(97)
Total operating income	6,053	304	6,357
Losses on loans and advances	(401)	-	(401)
Operating expenses	(5,079)	(167)	(5,246)
	573	137	710
Share of associated undertakings' operating profit after tax	73	-	73
Adjusted operating profit	646	137	783
Goodwill impairments	(401)	-	(401)
Profit on disposal of investment in subsidiaries	-	137	137
Profit before tax	245	274	519

3 SEGMENT INFORMATION *continued*

(vi) Banking *continued*

Year to 31 December 2004	Africa	United Kingdom & Rest of World	Rm Total
Interest and similar income	23,215	723	23,938
Interest expense and similar charges	(16,537)	(454)	(16,991)
Net interest income	6,678	269	6,947
Dividend income	143	-	143
Fees and commission receivable	5,606	467	6,073
Fees and commission payable	(690)	(25)	(715)
Other operating income	2,674	138	2,812
Foreign currency translation loss	(280)	-	(280)
Total operating income	14,131	849	14,980
Losses on loans and advances	(1,209)	(21)	(1,230)
Operating expenses	(10,664)	(551)	(11,215)
	2,258	277	2,535
Share of associated undertakings' operating profit after tax	125	-	125
Adjusted operating profit	2,383	277	2,660
Goodwill impairments	(401)	-	(401)
Loss on disposal of investment in subsidiaries	(110)	-	(110)
Profit before tax	1,872	277	2,149

To reflect more accurately the banking margin on banking assets by excluding trading activities, certain trading revenues have been reclassified from net interest income to non-interest revenue.

3 SEGMENT INFORMATION *continued*

(vii) Asset management

Six months to 30 June 2005	Revenue	Expenses	Rm Profit before tax
Africa			
Fund management			
Old Mutual Asset Managers	332	(185)	147
Old Mutual Unit Trust	161	(111)	50
Other	293	(244)	49
	786	(540)	246
Old Mutual Specialised Finance	286	(171)	115
Nedbank unit trusts and portfolio management	214	(153)	61
	1,286	(864)	422
US asset management	2,218	(1,630)	588
United Kingdom & Rest of World			
Fund management	434	(329)	105
Fund investment platform	82	(106)	(24)
Other financial services	95	(95)	-
Nedbank unit trusts and portfolio management	52	(46)	6
	663	(576)	87
Adjusted operating profit	4,167	(3,070)	1,097
Loss on disposal of investment in subsidiaries	-	(38)	(38)
Profit before tax	4,167	(3,108)	1,059

During March 2005, the Group disposed of its interests in UAM Japan for R48 million cash consideration, resulting in loss on disposal of R36 million. No tax was payable.

Six months to 30 June 2004	Revenue	Expenses	Rm Profit before tax
Africa			
Fund management	243	(134)	109
Old Mutual Asset Managers	122	(105)	17
Old Mutual Unit Trust	97	(82)	15
Other	462	(321)	141
Old Mutual Specialised Finance	267	(178)	89
Nedbank unit trusts and portfolio management	255	(231)	24
	984	(730)	254
US asset management	2,151	(1,580)	571
United Kingdom & Rest of World			
Fund management	291	(194)	97
Fund investment platform	37	(73)	(36)
Other financial services	85	(146)	(61)
Nedbank unit trusts and portfolio management	328	(237)	91
	741	(650)	91
Adjusted operating profit	3,876	(2,960)	916
Profit on disposal of investment in subsidiaries	12	-	12
Fines and penalties	-	(596)	(596)
Profit before tax	3,888	(3,556)	332

3 SEGMENT INFORMATION *continued*

(vii) Asset management *continued*

Year ended 31 December 2004	Revenue	Expenses	Rm Profit before tax
Africa			
Fund management			
Old Mutual Asset Managers	519	(283)	236
Old Mutual Unit Trust	271	(224)	47
Other	460	(354)	106
	1,250	(861)	389
Old Mutual Specialised Finance	413	(260)	153
Nedbank unit trusts and portfolio management	377	(283)	94
	2,040	(1,404)	636
US asset management	4,318	(3,292)	1,026
United Kingdom & Rest of World			
Fund management	767	(614)	153
Fund investment platform	106	(177)	(71)
Other financial services	106	(319)	(213)
Nedbank unit trusts and portfolio management	401	(327)	74
	1,380	(1,437)	(57)
Adjusted operating profit	7,738	(6,133)	1,605
Loss on disposal of investments in subsidiaries	-	(201)	(201)
Fines and penalties	-	(596)	(596)
Profit before tax	7,738	(6,930)	808

US asset management	**6 months to 30 June 2005**	6 months to 30 June 2004	Rm Year to 31 December 2004
Revenue			
Investment management fees	**1,941**	1,859	3,716
Transaction, performance and other fees	**277**	292	602
	2,218	2,151	4,318
Expenses			
Staff costs – fixed and variable	**(1,251)**	(681)	(1,428)
Other	**(379)**	(899)	(1,864)
	(1,630)	(1,580)	(3,292)
Adjusted operating profit	**588**	571	1,026
(Loss) / profit on disposal of investments in subsidiaries	**(38)**	12	(59)
Fines and penalties	**-**	(596)	(596)
Profit before tax	**550**	(13)	371

3 SEGMENT INFORMATION *continued*

(viii) Other shareholders income and expenses

	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Distribution of unclaimed share trust	**24**	-	189
Provisions for contributions to public benefit and charitable organisations	**(24)**	-	(189)
Interest receivable	**88**	49	106
Net other income / (expenses)	**(29)**	73	-
Net corporate expenses	**(196)**	(231)	(454)
Adjusted operating loss	**(137)**	(109)	(348)

In accordance with proposals announced by the Company on 23 February 2004 and approved by its shareholders on 14 May 2004, during the period the Company received R21 million from Old Mutual South Africa Unclaimed Shares Trusts. This amount represents final settlement of accumulated dividends and interest accrued in respect of shares of the Company unclaimed at 12 July 2004, being five years after the demutualisation of the South Africa Mutual Life Assurance Society. It is the firm intention of the Board that all of this money will eventually be distributed to public benefit and charitable organisations and, therefore, full provision has been made for the cost of making such distributions.

3 SEGMENT INFORMATION *continued*

(ix) Funds under management

At 30 June 2005	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Life investments	256,534	137,053	25,600	419,187
Africa				
Fund management				
Old Mutual Asset Managers	83,270	-	-	83,270
Old Mutual Unit Trust	4,295	-	-	4,295
Other	12,321	-	-	12,321
	99,886	-	-	99,886
Nedbank unit trusts and portfolio management	54,477	-	-	54,477
	154,363	-	-	154,363
US asset management	-	1,196,685	63,831	1,260,516
United Kingdom & Rest of World				
Fund management	-	-	32,598	32,598
Fund investment platform	-	-	9,008	9,008
Other financial services	-	-	969	969
Nedbank unit trusts and portfolio management	-	-	19,212	19,212
	-	-	61,787	61,787
Total funds under management	410,897	1,333,738	151,218	1,895,853

3 SEGMENT INFORMATION *continued*

(ix) Funds under management *continued*

At 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total Rm
Life investments	226,500	116,228	32,512	375,240
Africa				
Fund management				
Old Mutual Asset Managers	86,905	-	-	86,905
Old Mutual Unit Trust	3,124	-	-	3,124
Other	11,022	-	-	11,022
	101,051	-	-	101,051
Nedbank unit trusts and portfolio management	49,261	-	-	49,261
	150,312	-	-	150,312
US asset management	-	870,991	71,175	942,166
United Kingdom & Rest of World				
Fund management	-	-	23,975	23,975
Fund investment platform	-	-	5,760	5,760
Other financial services	-	-	2,929	2,929
Nedbank unit trusts and portfolio management	-	-	19,711	19,711
	-	-	52,375	52,375
Total funds under management	376,812	987,219	156,062	1,520,093

3 SEGMENT INFORMATION *continued*

(ix) Funds under management *continued*

At 30 June 2004	Africa	North America	United Kingdom & Rest of World	Total
				Rm
Life Investments	214,058	107,125	26,100	347,283
Africa				
Fund management				
Old Mutual Asset Managers	71,417	-	-	71,417
Old Mutual Unit Trust	3,968	-	-	3,968
Other	9,077	-	-	9,077
	84,462	-	-	84,462
Nedbank unit trusts and portfolio management	44,582	-	-	44,582
	129,044	-	-	129,044
US asset management	-	854,096	65,121	919,217
United Kingdom & Rest of World				
Fund management	-	-	23,320	23,320
Fund investment platform	-	-	3,956	3,956
Other financial services	-	-	3,176	3,176
Nedbank unit trusts and portfolio management	-	-	42,988	42,988
	-	-	73,440	73,440
Total funds under management	343,102	961,221	164,661	1,468,984

4 INSURANCE LONG TERM INVESTMENT RETURNS

Adjusted operating profit is stated after allocating an investment return earned by the insurance businesses based on a long term investment return.

For the South African and Namibian long term business, the return is applied to an average value of investible equity holders' assets, adjusted for net fund flows. For general insurance business, the return is an average value of investible assets supporting equity holders' funds and insurance liabilities, adjusted for net fund flows. For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio. Short term fluctuations in investment returns represent the difference between actual return and long term investment return.

The long term rates of investment return for equities and other investible assets are as follows:

	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
South Africa and Namibian long term business and general insurance – weighted average return	**11.1%**	13.0%	12.5%
Equities	**13.0%**	14.0%	14.0%
Cash and other investible assets – Rand denominated	**9.0%**	12.5%	11.0%
Cash and other investible assets – other currencies	**6.0%**	9.0%	8.0%
United States	**5.85%**	6.09%	6.00%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to adjusted operating profit are not inconsistent with the actual returns expected to be earned over the long term.

			Rm
Analysis of short term fluctuations in investment returns	**6 months to 30 June 2005**	6 months to 30 June 2004	Year to 31 December 2004
Long term business			
Actual investment return attributable to equity holders	**1,961**	523	3,575
Long term investment return	**679**	912	1,711
	1,282	(389)	1,864
General insurance business			
Actual investment return attributable to equity holders	**544**	112	989
Long term investment return	**272**	303	530
	272	(191)	459
Short term fluctuations in investment returns	**1,554**	(580)	2,323

5 FINES AND PENALTIES

On 21 June 2004, the US asset management affiliate, Liberty Ridge Capital Inc. (formerly known as Pilgrim Baxter & Associates Ltd (PBA)), reached agreements with the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) which settle all charges brought by these authorities against PBA in relation to market timing in the US mutual fund business.

PBA agreed to pay $40 million in disgorgement of past fees, as well as $50 million in civil penalties. This resulted in a charge of R596 million for the period ended 30 June 2004, which has been taken to the income statement in the Group's financial statements, but excluded from adjusted operating profit. Tax deductions have been recognised on the disgorgement of past fees, resulting in a tax credit of R97 million.

In addition PBA will reduce fees to investors by approximately $10 million over the five years from 2004.

There are several related private lawsuits arising from the conduct alleged in the civil suits filed by the SEC and NYAG. These class action lawsuits were consolidated into a single lawsuit along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are at a preliminary stage and it is not possible to say, at this time, whether or not the amount of the ultimate liability to be borne by the Group will be material. As a result, no amount has been recognised for additional fines or other penalties that may arise, as significant uncertainty remains over the quantum of any settlement.

6 INCOME TAX EXPENSE

	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Current tax:			
Africa	**1,342**	1,143	3,433
North America	**(26)**	61	118
Rest of World	**37**	24	12
Prior year adjustment	**112**	49	118
Secondary tax on companies (STC)	**93**	97	118
United Kingdom tax			
UK corporation tax	**-**	24	(59)
Total current tax	**1,558**	1,398	3,740
Deferred tax:			
Origination / (reversal) of temporary differences	**578**	61	83
Changes in tax rates / bases	**34**	-	-
Write down of deferred tax assets	**(68)**	-	236
Total deferred tax	**544**	61	319
Total income tax expense	**2,102**	1,459	4,059
The reported tax charge is analysed as follows:			
Adjusted operating profit	**1,550**	1,325	2,879
Short term fluctuations in investment returns	**308**	(49)	545
Fines and penalties	**-**	(97)	(97)
Total income tax expense excluding income tax attributable to policyholder returns	**1,858**	1,179	3,327
Income tax attributable to policyholder return	**244**	280	732
Total income tax expense	**2,102**	1,459	4,059

6 INCOME TAX EXPENSE *continued*

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Reconciliation of tax charge			
Profit before tax	**7,848**	3,791	12,199
Tax at standard rate of 30% (2004- 30%)	**2,354**	1,137	3,660
Different tax rate or basis on overseas operations	**(116)**	24	12
Untaxed and low taxed income	**(593)**	(340)	(1,003)
Disallowable expenses	**244**	438	873
Net movement on deferred tax assets not recognised	**12**	-	12
Secondary tax charge	**93**	97	118
Income tax attributable to policyholder returns	**163**	194	507
Other	**(55)**	(91)	(120)
Total income tax charge for period	**2,102**	1,459	4,059

Effective January 2005, corporation tax rates in South Africa reduced from 30% to 29%. The impact of this change on the Group's net deferred tax rate balances was a reduction of R34 million.

7 EARNINGS AND EARNINGS PER SHARE

7(a) Adjusted EPS

Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on life funds' investments in Group equity and debt investments. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties, profit / (loss) on disposal of investments in subsidiaries after operating profit, and income from hedging activities that do not qualify for hedge accounting.

The reconciliation of adjusted operating profit after tax attributable to equity holders to profit for the financial period is as follows:

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Adjusted operating profit after tax attributable to equity holders	**3,685**	3,103	6,570
Goodwill impairments	**(17)**	(206)	(200)
Loss / (profit) on disposal of subsidiaries	**(47)**	76	(252)
Short term fluctuations in investment returns	**1,217**	(507)	1,754
Income from hedging activities that do not qualify for hedge accounting	**-**	61	366
Investment return adjustment for Group equity and debt instruments held in life funds	**(329)**	(316)	(1,168)
Fines and penalties	**-**	(499)	(499)
Profit for the financial period attributable to equity holders	**4,509**	1,712	6,571

The adjusted weighted average number of shares is calculated as follows:

			Millions
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Total weighted average number of ordinary shares in issue	**3,855**	3,840	3,844
Shares held in charitable foundation	**(10)**	(10)	(10)
Shares held in ESOP Trusts	**(92)**	(95)	(96)
Adjusted weighted average number of ordinary shares	**3,753**	3,735	3,738
Shares held in policyholders funds	**(286)**	(316)	(316)
Weighted average number of ordinary shares	**3,467**	3,419	3,422
Adjusted operating earnings per share (c)	**98.2**	83.1	175.6

7(b) Basic EPS

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period excluding own shares held in policyholder funds, ESOP trusts and other related undertakings.

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Profit for the financial period attributable to equity holders (Rm)	**4,509**	1,712	6,571
Weighted average number of ordinary shares (millions)	**3,467**	3,419	3,422
Basic earnings per share (c)	**130.2**	50.1	192.0

7 EARNINGS AND EARNINGS PER SHARE *continued*

7(c) Diluted EPS

No adjustment is required in respect of share options as they are economically hedged through the issue of ordinary shares held in ESOP Trusts, which are already excluded from the weighted average number of shares for basic EPS purposes. There were no other potentially dilutive conditions existing at the balance sheet date.

8 DIVIDENDS

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
2004 final dividend paid – 3.5p per 10p share	**1,373**	-	-
2004 interim dividend paid – 1.75p per 10p share	-	-	708
2003 final dividend paid – 3.1p per 10p share	-	1,288	1,251
	1,373	1,288	1,959

Dividends paid to ordinary shareholders, as above, are calculated using the number of shares in issue at payment date less own shares held in ESOP Trusts, policyholders' funds of Group companies and related undertakings.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors have declared a 2005 interim dividend of 1.85p per share (R22.13c per share)* which will be paid on 30 November 2005 to all shareholders on the register at the close of business on 21 October 2005, being the record date for the dividend. No provision have been recognised in respect of this dividend.

* *Indicative only, being the Rand equivalent of 1.85p converted at the exchange rate prevailing on 30 June 2005. The actual amount to be paid by way of interim dividend to holders of shares on the South African Branch register will be calculated by reference to the exchange rate prevailing at the close of business on 6 October 2005, as determined by the Company, and will be announced on 7 October 2005.*

9 GOODWILL AND OTHER INTANGIBLE ASSETS

At 30 June 2005	Goodwill	Present value of acquired in-force business	Software development costs	Rm Total
Cost				
Balance at beginning of period	13,181	2,821	3,244	19,246
Other acquisitions – separately acquired	1	-	274	275
Foreign exchange and other movements	1,460	505	31	1,996
Disposals or retirements	-	-	(25)	(25)
Balance at end of period	14,642	3,326	3,524	21,492
Amortisation and impairment losses				
Balance at beginning of period	1,692	1,855	1,640	5,187
Amortisation charge for the period	-	107	234	341
Impairment charged for the period	19	-	5	24
Foreign exchange and other movements	(1)	261	141	401
Disposals or retirements	-	-	(34)	(34)
Balance at end of period	1,710	2,223	1,986	5,919
Carrying amount				
At beginning of period	11,489	966	1,604	14,059
At end of period	12,932	1,103	1,538	15,573

Goodwill impairments represent R19 million incurred in respect of the Group's general insurance business in Africa.

9 GOODWILL AND OTHER INTANGIBLE ASSETS *continued*

				Rm
At 31 December 2004	Goodwill	Present value of acquired in-force business	Software development costs	Total
Cost				
Balance at beginning of year	14,933	3,330	2,972	21,235
Acquisitions through business combination	425	-	472	897
Other acquisitions – internally developed	-	-	59	59
Foreign exchange and other movements	(1,658)	(509)	(47)	(2,214)
Disposals or retirements	(519)	-	(212)	(731)
Balance at end of year	13,181	2,821	3,244	19,246
Amortisation and impairment losses				
Balance at beginning of year	1,576	1,743	1,098	4,417
Amortisation charge for the year	-	319	83	402
Impairment charged for the year	401	-	507	908
Foreign exchange and other movements	10	(207)	117	(80)
Disposals or retirements	(295)	-	(165)	(460)
Balance at end of year	1,692	1,855	1,640	5,187
Carrying amount				
At beginning of year	13,357	1,587	1,874	16,818
At end of year	11,489	966	1,604	14,059

9 GOODWILL AND OTHER INTANGIBLE ASSETS *continued*

At 30 June 2004	Goodwill	Present value of acquired in-force business	Software development costs	Total
				Rm
Cost				
Balance at beginning of period	14,933	3,330	2,972	21,235
Acquisitions through business combination	158	-	109	267
Other acquisitions – internally developed	-	-	24	24
Foreign exchange and other movements	(632)	(233)	(8)	(873)
Disposals or retirements	(24)	-	-	(24)
Balance at end of period	14,435	3,097	3,097	20,629
Amortisation and impairment losses				
Balance at beginning of period	1,576	1,743	1,098	4,417
Amortisation charge for the period	-	389	24	413
Impairment charged for the period	401	-	122	523
Foreign exchange and other movements	35	(651)	101	(515)
Balance at end of period	2,012	1,481	1,345	4,838
Carrying amount				
At beginning of period	13,357	1,587	1,874	16,818
At end of period	12,423	1,616	1,752	15,791

10 BORROWED FUNDS

	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Debt securities in issue	**7,279**	6,791	4,963
Subordinated liabilities	**5,769**	5,717	5,912
Convertible bonds	**35**	3,656	4,035
Total borrowed funds	**13,083**	16,164	14,910

(i) Debt securities in issue

	Average interest rate	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Floating rate notes	**3.6%**	**1,950**	1,812	520
Fixed rate notes	**4.5%**	**3,738**	3,624	3,504
Term loan	**3.2%**	**299**	260	283
Other		**550**	553	656
		6,537	6,249	4,963
Consolidation of funds		**742**	542	-
Total debt securities in issue		**7,279**	6,791	4,963

Debt securities comprises:

Floating rate notes:

- £24 million repayable November 2006
- £21 million note repayable on 31 December 2010, with the holders having the option to elect for early redemption every six months
- US$10 million repayable September 2009
- US$50 million repayable September 2011
- US$150 million repayable September 2014

Fixed rate notes:

- €400 million Euro bond due 2007, capital and interest swapped into fixed rate US Dollars.
- €30 million Euro bond due 2010, capital and interest swapped into floating rate US Dollars.
- €10 million Euro bond due 2010, capital and interest swapped into floating rate US Dollars.
- €20 million Euro bond due 2013, capital and interest swapped into floating rate US Dollars.

The total fair value of the swap derivatives associated with the Fixed Rate Notes is R1,077 million. These are recognised as assets and are included within the reported 'Derivative financial instruments – assets'.

Term loan:

- US$45 million term loan repayable on 30 June 2006.

Other

- R550 million redeemable on or after 20 July 2005 at the option of the holders or the Company.

The Company has available a £1,100 million five year multi-currency Revolving Credit Facility which matures during May 2009 (R13,159 million). The facility is undrawn as at 30 June 2005.

10 BORROWED FUNDS *continued*

(ii) Subordinated liabilities

	At 30 June 2005 (Rm)	At 31 December 2004 (Rm)	At 30 June 2004 (Rm)
US$40 million repayable 17 April 2008 (6 month LIBOR)	**263**	228	249
US$18 million repayable 31 August 2009 (6 month LIBOR less 1.5 per cent.)	**129**	98	113
R515 million repayable 4 December 2008 (13.5 per cent.)	**532**	532	543
R2.0 billion repayable 20 September 2011 (11.3 per cent.) *	**2,069**	2,061	2,069
R4.0 billion repayable 9 July 2012 (13.0 per cent.) *	**4,247**	4,252	4,249
Other	**-**	-	170
	7,240	7,171	7,393
Less: subordinated debt held by other group companies	**(1,471)**	(1,454)	(1,481)
Total subordinated liabilities	**5,769**	5,717	5,912

The subordinated notes rank behind the claims against the Group depositors and other unsecured unsubordinated creditors. None of the Group's subordinated notes are secured.

* *These notes are subordinated to all unsecured unsubordinated claims against the issuer, Nedbank Limited, but rank equally with all other unsecured subordinated obligations. Subject to prior approval by the South African Registrar of Banks, Nedbank Limited has the option to elect for early redemption of these notes.*

(iii) Convertible Bonds

	Average interest rate	At 30 June 2005 (Rm)	At 31 December 2004 (Rm)	At 30 June 2004 (Rm)
Convertible bond US$636 million matured 2 May 2005	**3.625%**	**-**	3,591	3,933
Compulsory convertible loan maturing 6 November 2005	**13.75%**	**12**	22	34
Compulsory convertible loan maturing 31 December 2005	**18.12%**	**23**	43	68
Total convertible bonds		**35**	3,656	4,035

11 MINORITY INTERESTS

11 (a) Ordinary shares

Reconciliation of movements in minority interests	6 months to 30 June 2005	Year to 31 December 2004	Rm 6 months to 30 June 2004
Balance at beginning of period	**8,679**	6,911	6,911
Minority interests' share of profit	**910**	873	292
Minority interests' share of dividends paid	**(267)**	(295)	(61)
Net acquisition / (disposal) of interests	**283**	779	802
Foreign exchange and other movements	**(522)**	411	(31)
Balance at end of period	**9,083**	8,679	7,913

Reconciliation of minority interests share of profit	6 months to 30 June 2005	Year to 31 December 2004	Rm 6 months to 30 June 2004
The minority interest charge is analysed as follows:			
Adjusted operating profit	**883**	1,109	438
Goodwill impairments	**(2)**	(201)	(201)
Short term fluctuations in investment returns	**29**	24	(18)
(Loss) / profit on disposal of investment in subsidiaries	**-**	(59)	73
Reported charge	**910**	873	292

11 MINORITY INTERESTS *continued*

11(b) Preferred securities

	6 months to 30 June 2005	Year to 31 December 2004	Rm 6 months to 30 June 2004
R2,000 million non-cumulative preference shares [(1)]	**1,675**	1,519	1,583
R792 million non-cumulative preference shares [(2)]	**849**	770	803
US $750 million cumulative preferred securities [(3)]	**5,479**	4,969	5,176
Other [(4)]	**71**	76	57
	8,074	7,334	7,619
Unamortised issue costs	**(156)**	(152)	(136)
	7,918	7,182	7,483
Deduct: preferred securities held by other group companies	**(108)**	(152)	(147)
Balance at end of period	**7,810**	7,030	7,336

Preferred securities are held at historic value of consideration received less unamortised issue costs, converted at historical exchange rates.

[(1)] 200 million R10 preference shares issued by Nedbank Limited (Nedbank), the Group's banking subsidiary. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.

[(2)] 77.3 million R10 preference shares issued at R10.68 per share by Nedbank on the same terms as the securities described in (1) above.

[(3)] US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable in arrear on a quarterly basis. The Group may defer payment of distributions in its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

(4)The Group has a general insurance subsidiary that offers clients a share of underwriting surpluses which accrue in respect of certain policies and which is payable in the form of a preference dividend.

12 CONTINGENT LIABILITIES

			Rm
	6 months to 30 June 2005	Year to 31 December 2004	6 months to 30 June 2004
Guarantees and assets pledged as collateral security	**10,000**	10,783	10,784
Irrevocable letters of credit	**3,876**	3,504	3,165
Secured lending	**6,986**	6,453	7,155
Other contingent liabilities	**1,519**	2,267	463
	22,381	23,007	21,567

13 POST BALANCE SHEET EVENTS: BLACK ECONOMIC EMPOWERMENT

On 19 April 2005, the Group announced its intention to implement certain Black Economic Empowerment ownership proposals which will increase black shareholdings in its South African businesses.

The proposals involve the issue of new ordinary shares in Old Mutual plc, Nedbank and Mutual & Federal to various share trusts for the benefit of black employees within the Group and to a number of black controlled entities beneficially owned by black clients or distributors, black community groups and Black Business Partners in South Africa.

Share-based payment costs in accordance with IFRS 2, which are required to be recognised on issue of the Company's shares, are estimated at R283 million. Initial costs to be recognised upon implementation of the Nedbank and Mutual & Federal arrangements are estimated at R108 million.

The proposals were approved by shareholders at an Extraordinary General Meeting and Court Meeting held on 6 July 2005. The proposals in respect of the Company were subject to a scheme of arrangement under section 425 of the Companies Act 1985, which were confirmed by the UK High Court on 18 July 2005.

Implementation of the proposals has taken place during August 2005, resulting in the issue of 230,680,000 new ordinary shares in the Company. Of these, 172,840,000 ordinary shares are to be accounted for as treasury shares. Shareholders' equity will increase by R65 million, being the initial consideration received for the shares.

14 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliations from our previously reported UK GAAP results to those results restated under IFRS for all comparative periods have been set out in the Group's Analyst and Investor Briefing and Restatement Document published on 3 May 2005.

Where necessary, certain comparatives have been corrected to ensure consistency in preparation and presentation of results. The impact of the changes is an increase in equity attributable to equityholders of the parent of R238 million as at 31 December 2004 and no impact as at 30 June 2004.

European Embedded Value Supplementary Information for the six months to 30 June 2005

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Africa			
Covered business	**3,036**	3,415	7,693
Asset management	**422**	254	636
Banking	**1,878**	646	2,383
General insurance	**573**	639	1,190
	5,909	4,954	11,902
North America			
Covered business	**966**	644	908
Asset management	**588**	571	1,026
	1,554	1,215	1,934
United Kingdom & Rest of World			
Covered business	**12**	-	48
Asset management	**87**	91	(57)
Banking	**167**	137	277
	266	228	268
Debt service costs	**(216)**	(292)	(578)
Other shareholders' income / (expenses)	**(93)**	(73)	(277)
Adjusted operating profit*	**7,420**	6,032	13,249
Goodwill impairments	**(19)**	(401)	(401)
(Loss) / profit on disposal of investments in subsidiaries	**(47)**	149	(311)
Short term fluctuations in investment returns (including economic assumption changes)			
Covered business	**2,443**	(2,625)	3,197
Other	**272**	(191)	458
Other covered business changes**	**570**	-	(2,714)
Income from hedging activities that do not qualify for hedge accounting	**-**	61	366
Investment return adjustment for Group equity and debt instruments held in life funds	**(329)**	(316)	(1,168)
Fines and penalties	**-**	(596)	(596)
Profit before tax	**10,310**	2,113	12,080
Income tax attributable to equity holders	**(2,536)**	(644)	(3,197)
Profit for the financial period	**7,774**	1,469	8,883
Minority interests – ordinary shares	**(910)**	(292)	(873)
– preferred securities	**(327)**	(328)	(696)
Profit for the financial period attributable to equity holders	**6,537**	849	7,314

* *For life assurance and general insurance business, EEV adjusted operating profit is based on the expected investment return and includes investment returns on own shares held within policyholders' funds. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties, income from hedging activities that do not qualify for hedge accounting, and (loss)/profit on disposal of subsidiaries. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.*

** *Refer to analysis of covered business embedded value results in Section 7.*

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS *continued*

The adjusted operating profit after tax attributable to equity holders is determined as follows:

	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Adjusted operating profit	**7,420**	6,032	13,249
Tax on adjusted operating profit	**(1,791)**	(1,617)	(2,714)
	5,629	4,415	10,535
Minority interests – ordinary shares	**(883)**	(438)	(1,109)
– preferred securities	**(327)**	(328)	(696)
Adjusted operating profit after tax attributable to equity holders	**4,419**	3,649	8,730

Embedded value earnings per share attributable to equity holders	**6 months to 30 June 2005**	6 months to 30 June 2004	Rm Year to 31 December 2004
Adjusted operating earnings per share	**117.7**	97.7	233.5
Basic earnings per share	**188.5**	24.8	213.7
Adjusted weighted average number of shares – millions	**3,753**	3,735	3,738
Weighted average number of shares – millions	**3,467**	3,419	3,422

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS *continued*

			Rm
	6 months to 30 June 2005	6 months to 30 June 2004	Year to 31 December 2004
Adjusted operating profit for the covered business	**4,014**	4,059	8,649
Africa	**3,036**	3,415	7,693
North America	**966**	644	908
United Kingdom & Rest of World	**12**	-	48
Tax on adjusted operating profit for the covered business	**1,150**	1,229	2,396
Africa	**871**	1,034	2,125
North America	**279**	195	271
United Kingdom & Rest of World	**-**	-	-
Adjusted operating profit after tax for the covered business	**2,864**	2,830	6,253
Africa	**2,165**	2,381	5,568
North America	**687**	449	637
United Kingdom & Rest of World	**12**	-	48
Reconciliation of tax on adjusted operating profit			
Tax on adjusted operating profit for the covered business	**1,150**	1,229	2,396
Tax on adjusted operating profit for other business	**641**	388	318
Tax on adjusted operating profit	**1,791**	1,617	2,714

2 RECONCILIATION OF MOVEMENTS IN GROUP EMBEDDED VALUE

	6 months to 30 June 2005	6 months to 30 June 2004	Rm Year to 31 December 2004
Group embedded value at the beginning of the year	**47,808**	43,462	43,462
Change in equity arising in the period			
Fair value gains / (losses)	**268**	486	755
Fair value of equity settled share options	**47**	12	35
Currency translation differences / exchange differences on translating foreign operations	**2,457**	(363)	(3,026)
Cash flow hedge amortisation	**23**	(24)	(47)
Aggregate tax effect of items taken directly to or transferred from equity	**-**	(73)	-
Other	**(1,954)**	(122)	802
Net income recognised	**841**	(84)	(1,481)
Profit for the period	**6,537**	849	7,314
Total recognised income and expense for the period	**7,378**	765	5,833
Dividend for the period	**(1,373)**	(1,288)	(1,959)
Purchase / sale of treasury shares	**(81)**	(61)	295
Issue of perpetual preferred callable securities	**4,036**	-	-
Exercise of share options	**35**	100	177
Group embedded value at the end of the period	**57,803**	42,978	47,808

3 COMPONENTS OF GROUP EMBEDDED VALUE

	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Shareholders' adjusted net worth	**38,041**	31,818	29,085
Equity shareholders' funds	**45,984**	35,647	31,607
Adjustment to include life subsidiaries on a statutory solvency basis:			
Africa	**945**	2,343	1,763
North America	**(9,043)**	(6,259)	(4,183)
United Kingdom & Rest of World	**(96)**	(76)	(147)
Adjustment for discounting CGT	**251**	163	45
Value of in-force business	**19,762**	15,990	13,893
Value of in-force business before items listed below	**24,302**	20,807	16,753
Additional time-value reserves for financial options and guarantees	**(802)**	(803)	(746)
Cost of required capital	**(3,708)**	(3,992)	(2,091)
Minority interest in value of in-force	**(30)**	(22)	(23)
Group embedded value	**57,803**	47,808	42,978

3 COMPONENTS OF GROUP EMBEDDED VALUE *continued*

	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Pro-forma adjustments to bring Group investments to market value			
Group embedded value	**57,803**	47,808	42,978
Adjustment to bring listed subsidiaries to market value	**5,766**	6,607	3,075
Adjustment for market value of Group equity and debt instruments held in life funds	**4,055**	3,992	3,527
Adjustment to remove perpetual preferred callable securities	**(4,187)**	-	-
Adjusted Group embedded value	**63,437**	58,407	49,580

	c	c	c
Adjusted Group embedded value per share	**1,645**	1,515	1,288
Return on adjusted Group embedded value (ROEV) % p.a.	**15.4%**	19.0%	15.3%
Number of shares in issue at the end of the period including own shares held in policyholders' funds – millions	**3,857**	3,854	3,849

The adjustments to include life subsidiaries on a statutory solvency basis reflect the difference between the net worth of each life subsidiary on the statutory basis (as required by the local regulator) and their portion of the group's consolidated equity shareholders' funds. In Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter-company loans).

The ROEV is calculated as the adjusted operating profit after tax and minorities of R4,419 million together with an expected equity return on the pro-forma adjustment of R368 million divided by the opening adjusted embedded value increased / (reduced) by the weighted value of any capital raised / (dividends paid).

4 RECONCILIATION OF EMBEDDED VALUE OF THE COVERED BUSINESS WITH THE ADJUSTED EMBEDDED VALUE

	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Embedded value of the covered business	**43,101**	38,566	33,279
Adjusted net worth	**23,339**	22,576	19,386
Value of in-force business*	**19,762**	15,990	13,893
Adjusted net worth of asset management businesses	**14,044**	10,740	10,953
Africa	**1,735**	1,096	1,492
North America	**12,309**	9,644	9,461
Market value banking			
Africa	**16,365**	15,643	12,457
Market value general insurance			
Africa	**4,952**	5,272	4,578
Net other business	**1,914**	1,823	1,515
Preferred securities	**(5,479)**	(4,969)	(5,176)
Perpetual preferred callable securities	**(4,187)**	-	-
Debt	**(7,273)**	(8,668)	(8,026)
Rand denominated	**(550)**	(651)	(667)
US$ denominated	**(6,185)**	(7,453)	(7,359)
£ denominated	**(538)**	(564)	-
Adjusted Group embedded value	63,437	58,407	49,580

** Net of minority interests*

European Embedded Value Supplementary Information
for the six months to 30 June 2005

5 COMPONENTS OF EMBEDDED VALUE OF THE COVERED BUSINESS

	At 30 June 2005	At 31 December 2004	Rm At 30 June 2004
Embedded value of the covered business	**43,101**	38,566	33,279
Adjusted net worth	**23,339**	22,576	19,386
Value of in-force business	**19,762**	15,990	13,893
Africa			
Adjusted net worth	**16,831**	16,674	13,836
Required capital (equivalent to 152% of statutory minimum capital at 30 June 2005)	**16,687**	17,303	16,730
Free surplus	**144**	(629)	(2,894)
Value of in-force business	**12,130**	10,902	9,631
Value of in-force business before items listed below	**15,354**	14,569	11,451
Additional time-value reserves for financial options and guarantees*	**(443)**	(532)	(497)
Cost of required capital	**(2,751)**	(3,113)	(1,300)
Minority interest in value of in-force	**(30)**	(22)	(23)
North America			
Adjusted net worth	**6,149**	5,587	5,290
Required capital (equivalent to 282% of statutory minimum capital at 30 June 2005)	**5,312**	4,893	4,589
Free surplus	**837**	694	701
Value of in-force business	**7,333**	4,817	3,979
Value of in-force business before items listed below	**8,613**	5,934	4,985
Additional time-value reserves for financial options and guarantees	**(359)**	(271)	(249)
Cost of required capital	**(921)**	(846)	(757)
United Kingdom & Rest of World			
Adjusted net worth	**359**	315	260
Required capital	**120**	109	113
Free surplus	**239**	206	147
Value of in-force business	**299**	271	283
Value of in-force business before items listed below	**335**	304	317
Additional time-value reserves for financial options and guarantees	**-**	-	-
Cost of required capital	**(36)**	(33)	(34)

* *These time-value reserves in respect of financial options and guarantees are in addition to those already held within the policyholder liabilities.*

The shareholders' adjusted net worth includes goodwill relating to the North American life subsidiaries of R754 million (December 2004: R640 million, June 2004: R701 million).

6 BASIS OF PREPARATION

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. The results for the six months to 30 June 2005 and the position at that date have been prepared on the same basis as that used in the Group's EEV press release dated 20 June 2005.

There has been no change in the definition of business covered by the EEV Principles ("covered business") as compared with the 20 June 2005 press release. The treatment within this supplementary information of all business other than covered business is unchanged from the primary financial information.

The comparative figures for the financial year ended 31 December 2004, and the results for the six months to 30 June 2004, were presented in the 20 June 2005 EEV press release. However, where necessary, certain comparatives have been corrected to ensure consistency in preparation and presentation of results.

Note 13 to the primary financial information describes the post balance sheet event in respect of the issue of new shares in connection with Black Economic Empowerment. Such shares are subject to a deferred consideration, and the present value of the deferred consideration will be included within the adjusted Group embedded value at 31 December 2005.

European Embedded Value Supplementary Information for the six months to 30 June 2005

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax)

Total covered business	Rm 6 months to 30 June 2005 Adjusted net worth	Value of In-force business	Total	Rm 6 months to 30 June 2004 Adjusted net worth	Value of In-force business	Total	Rm Year to 31 December 2004 Adjusted net worth	Value of In-force business	Total
Embedded value of the covered business at the beginning of the period	22,576	15,990	38,566	21,868	14,706	36,574	21,868	14,706	36,574
New business contribution	(635)	1,268	633	(571)	1,130	559	(1,216)	2,490	1,274
Expected return on existing business – return on VIF	-	1,034	1,034	-	886	886	-	1,746	1,746
Expected return on existing business – transfer to net worth	1,176	(1,176)	-	1,531	(1,531)	-	2,288	(2,288)	-
Experience variances	49	256	305	304	170	474	154	413	567
Operating assumption changes	(254)	335	81	-	(73)	(73)	177	565	742
Expected return on adjusted net worth	811	-	811	984	-	984	1,924	-	1,924
Adjusted operating profit after tax	1,147	1,717	2,864	2,248	582	2,830	3,327	2,926	6,253
Investment return variances on in-force business	223	366	589	36	(341)	(305)	356	295	651
Investment return variances on adjusted net worth	1,003	-	1,003	(804)	-	(804)	850	-	850
Effect of economic assumption changes	-	302	302	-	(742)	(742)	-	601	601
Effect of changes in and cost of required capital	-	367	367	-	-	-	-	(1,688)	(1,688)
Profit after tax	2,373	2,752	5,125	1,480	(501)	979	4,533	2,134	6,667
Exchange rate movements	1,001	1,020	2,021	(410)	(312)	(722)	(1,008)	(850)	(1,858)
Capital injected to covered business	163	-	163	109	-	109	1,935	-	1,935
Amounts released from covered business	(1,381)	-	(1,381)	(366)	-	(366)	(1,438)	-	(1,438)
Transfer from covered business to other segments	(1,393)	-	(1,393)	(3,295)	-	(3,295)	(3,314)	-	(3,314)
Embedded value of the covered business at the end of the period	23,339	19,762	43,101	19,386	13,893	33,279	22,576	15,990	38,566

European Embedded Value Supplementary Information
for the six months to 30 June 2005

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) *continued*

	Rm				Rm				Rm			
	6 months to 30 June 2005				6 months to 30 June 2004				Year to 31 December 2004			
	Adjusted net worth	**Value of in-force business Individual**	**Value of in-force business Group**	**Total**	Adjusted net worth	Value of in-force business Individual	Value of in-force business Group	Total	Adjusted net worth	Value of in-force business Individual	Value of in-force business Group	Total
Africa covered business												
Embedded value of the covered business at the beginning of the period	**16,674**	**7,338**	**3,564**	**27,576**	16,174	6,112	4,238	26,524	16,174	6,112	4,238	26,524
New business contribution	**(186)**	**361**	**116**	**291**	(97)	316	97	316	(189)	779	165	755
Expected return on existing business – return on VIF	**-**	**465**	**289**	**754**	-	388	292	680	-	802	590	1,392
Expected return on existing business – transfer to net worth	**1,059**	**(744)**	**(315)**	**-**	851	(596)	(255)	-	1,734	(1,205)	(529)	-
Experience variances	**328**	**12**	**(24)**	**316**	340	12	134	486	885	104	(222)	767
Operating assumption changes	**(138)**	**150**	**104**	**116**	-	12	-	12	118	824	(11)	931
Expected return on adjusted net worth	**688**	**-**	**-**	**688**	887	-	-	887	1,723	-	-	1,723
Adjusted operating profit after tax	**1,751**	**244**	**170**	**2,165**	1,981	132	268	2,381	4,271	1,304	(7)	5,568
Investment return variances on in-force business	**142**	**301**	**146**	**589**	36	(98)	(328)	(390)	72	187	155	414
Investment return variances on adjusted net worth	**1,050**	**-**	**-**	**1,050**	(682)	-	-	(682)	921	-	-	921
Effect of economic assumption changes	**-**	**-**	**-**	**-**	-	(426)	(267)	(693)	-	481	120	601
Effect of changes in and cost of required capital	**-**	**(48)**	**415**	**367**	-	-	-	-	-	(746)	(942)	(1,688)
Profit after tax	**2,943**	**497**	**731**	**4,171**	1,335	(392)	(327)	616	5,264	1,226	(674)	5,816
Amounts released from covered business	**(1,381)**	**-**	**-**	**(1,381)**	(366)	-	-	(366)	(1,438)	-	-	(1,438)
Transfer from covered business to other segments*	**(1,405)**	**-**	**-**	**(1,405)**	(3,307)	-	-	(3,307)	(3,326)	-	-	(3,326)
Embedded value of the covered business at the end of the period	**16,831**	**7,835**	**4,295**	**28,961**	13,836	5,720	3,911	23,467	16,674	7,338	3,564	27,576

* *The transfer from covered business to other segments includes the purchase of additional shares in Nedbank Group Limited, as well as head office expenses.*

The effect of changes in and cost of required capital for Africa reflects changes in the amount of required capital and in the mix of assets backing the capital.

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) *continued*

North America covered business	6 months to 30 June 2005 Rm			6 months to 30 June 2004 Rm			Year to 31 December 2004 Rm		
	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total
Embedded value of the covered business at the beginning of the period	5,587	4817	10,404	5,419	4,058	9,477	5,419	4,058	9,477
New business contribution	(442)	779	337	(474)	729	255	(1,015)	1,546	531
Expected return on existing business - return on VIF	-	268	268	-	194	194	-	330	330
Expected return on existing business - transfer to net worth	105	(105)	-	656	(656)	-	519	(519)	-
Experience variances	(279)	268	(11)	(12)	-	(12)	(684)	507	(177)
Operating assumption changes	(116)	93	(23)	-	(85)	(85)	-	(236)	(236)
Expected return on adjusted net worth	116	-	116	97	-	97	189	-	189
Adjusted operating profit after tax	(616)	1,303	687	267	182	449	(991)	1,628	637
Investment return variances on in-force business	81	(81)	-	-	85	85	260	(47)	213
Investment return variances on adjusted net worth	(47)	-	(47)	(122)	-	(122)	(71)	-	(71)
Effect of economic assumption changes	-	302	302	-	(49)	(49)	-	-	-
Profit after tax	(582)	1,524	942	145	218	363	(802)	1,581	779
Exchange rate movements	969	992	1,961	(395)	(297)	(692)	(977)	(822)	(1,799)
Capital injected to covered business	163	-	163	109	-	109	1,935	-	1,935
Transfer from covered business to other segments*	12	-	12	12	-	12	12	-	12
Embedded value of the covered business at the end of the period	6,149	7,333	13,482	5,290	3,979	9,269	5,587	4,817	10,404

* *The transfer from covered business to other segments is head office expenses.*

The segmental results of North America include the operating profit generated by Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the North American life companies, and in OMNIA Life (Bermuda) Limited.

European Embedded Value Supplementary Information
for the six months to 30 June 2005

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) *continued*

United Kingdom & Rest of World covered business	6 months to 30 June 2005 Rm			6 months to 30 June 2004 Rm			Year to 31 December 2004 Rm		
	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total	Adjusted net worth	Value of In-force business	Total
Embedded value of the covered business at the beginning of the period	315	271	586	275	298	573	275	298	573
New business contribution	(7)	12	5	-	(12)	(12)	(12)	-	(12)
Expected return on existing business - return on VIF	-	12	12	-	12	12	-	24	24
Expected return on existing business - transfer to net worth	12	(12)	-	24	(24)	-	35	(35)	-
Experience variances	-	-	-	(24)	24	-	(47)	24	(23)
Operating assumption changes	-	(12)	(12)	-	-	-	59	(12)	47
Expected return on adjusted net worth	7	-	12	-	-	-	12	-	12
Adjusted operating profit after tax	12	-	12	-	-	-	47	1	48
Investment return variances on in-force business	-	-	-	-	-	-	24	-	24
Investment return variances on adjusted net worth	-	-	-	-	-	-	-	-	-
Profit after tax	12	-	12	-	-	-	71	1	72
Exchange rate movements	32	28	60	(15)	(15)	(30)	(31)	(28)	(59)
Amounts released from covered business	-	-	-	-	-	-	-	-	-
Embedded value of the covered business at the end of the period	359	299	658	260	283	543	315	271	586

European Embedded Value Supplementary Information for the six months to 30 June 2005

8 VALUE OF NEW BUSINESS (after tax)

The tables below set out a geographical analysis of the value of new business (VNB) after tax for the six months to 30 June 2005, six months to 30 June 2004 and the year to 31 December 2004. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the Present Value of new business premiums (PVNBP), and shown under "Margin" below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period. It is calculated using the same assumptions as for the new business contribution.

Rm

	Individual business	Group business	Africa	North America	UK & Rest of World	Recurring premiums
6 months to 30 June 2005						
Recurring premiums	**985**	**385**	**1,370**	**454**	**2**	**1,826**
Single premiums	**3,385**	**1,887**	**5,272**	**12,575**	**907**	**18,754**
Annual premium equivalent	**1,324**	**574**	**1,898**	**1,712**	**93**	**3,703**
Present value of future new business premiums	**8,170**	**3,806**	**11,976**	**14,762**	**920**	**27,658**
Value of new business after tax and cost of required capital	**175**	**116**	**291**	**337**	**5**	**633**
APE Margin	**13%**	**20%**	**15%**	**20%**	**5%**	**17%**
PVNBP Margin	**2.1%**	**3.1%**	**2.4%**	**2.3%**	**0.5%**	**2.3%**
6 months to 30 June 2004						
Recurring premiums	889	385	1,274	304	5	1,583
Single premiums	3,162	1,097	4,259	13,698	648	18,605
Annual premium equivalent	1,205	495	1,700	1,674	70	3,444
Present value of future new business premiums	7,499	2,990	10,489	15,181	668	26,338
Value of new business after tax and cost of required capital	207	109	316	255	(12)	559
APE Margin	17%	22%	19%	15%	(16%)	16%
PVNBP Margin	2.8%	3.7%	3.0%	1.7%	(1.8%)	2.1%
Year to 31 December 2004						
Recurring premiums	1,943	684	2,627	679	12	3,318
Single premiums	6,563	2,530	9,093	25,455	1,476	36,024
Annual premium equivalent	2,599	937	3,536	3,225	160	6,921
Present value of future new business premiums	16,329	6,206	22,535	28,706	1,498	52,740
Value of new business after tax and cost of required capital	602	153	755	531	(12)	1274
APE Margin	23%	16%	21%	16%	(7%)	18%
PVNBP Margin	3.7%	2.5%	3.4%	1.8%	(0.8%)	2.4%

8 VALUE OF NEW BUSINESS (after tax) *continued*

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

A reconciliation of the new business premiums shown in the notes to the primary financial information to those shown above, for the six months to 30 June 2005, is set out below.

		Rm
6 months to 30 June 2005	Recurring premiums	Single premiums
New business premiums in the notes to the primary financial information	1,305	12,763
Add:		
Healthcare business	278	-
Other Investment contracts	243	8,479
Less:		
North America reinsurance ceded externally	-	(47)
Group market-linked business not valued	-	(1,655)
Unit trust business not valued	-	(758)
OMART business not valued	-	(27)
New business premiums as per European Embedded Value supplementary information	1,826	18,755

European Embedded Value Supplementary Information
for the six months to 30 June 2005

9 PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS

	Rm		Rm		Rm	
	6 months to 30 June 2005		6 months to 30 June 2004		Year to 31 December 2004	
Africa	Recurring	Single	Recurring	Single	Recurring	Single
Total business	**1,370**	**5,272**	1,274	4,259	2,627	9,093
Individual business	**985**	**3,385**	889	3,162	1,943	6,563
Saving	**339**	**2,511**	305	2,335	629	4,800
Protection	**317**	**38**	273	50	671	81
Annuity	**-**	**829**	-	772	-	1,670
Group schemes	**329**	**7**	311	5	643	13
Group business	**385**	**1,887**	385	1,097	684	2,530
Saving	**24**	**1,341**	29	936	67	2,133
Protection	**83**	**3**	81	-	136	2
Annuity	**-**	**543**	-	161	-	395
Healthcare	**278**	**-**	275	-	481	-
Total business*	**1,370**	**5,272**	1,274	4,259	2,627	9,093
Individual business	**985**	**3,385**	889	3,162	1,943	6,563
Insurance contracts	**490**	**877**	487	754	1,053	1,712
Investment contracts with discretionary participating features	**255**	**77**	256	134	569	260
Other investment contracts	**240**	**2,431**	146	2,274	321	4,591
Group business	**385**	**1,887**	385	1,097	684	2,530
Insurance contracts	**362**	**545**	350	159	613	368
Investment contracts with discretionary participating features	**23**	**778**	35	633	71	1241
Other investment contracts	**-**	**564**	-	305	-	921

9 PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS *continued*

North America	6 months to 30 June 2005 Recurring Rm	6 months to 30 June 2005 Single Rm	6 months to 30 June 2004 Recurring Rm	6 months to 30 June 2004 Single Rm	Year to 31 December 2004 Recurring Rm	Year to 31 December 2004 Single Rm
Total business	**454**	**12,575**	304	13,698	679	25,455
Fixed deferred annuity	-	-	-	1,459	-	2,821
Equity indexed annuity	-	7,607	-	6,673	-	13,653
Variable annuity	-	2,199	-	1,203	-	2,514
Life	454	-	304	-	679	-
Immediate annuity	-	1,931	-	3,330	-	5,216
Other (corporate)	-	838	-	1,033	--	1,251
Total business*	**454**	**12,575**	304	13,698	679	25,455
Insurance contracts	454	10,411	304	11,279	679	21,335
Investment contracts with discretionary participating features	-	-	-	-	-	-
Other investment contracts	-	2,164	-	2,419	-	4,120

United Kingdom & Rest of World	6 months to 30 June 2005 Recurring Rm	6 months to 30 June 2005 Single Rm	6 months to 30 June 2004 Recurring Rm	6 months to 30 June 2004 Single Rm	Year to 31 December 2004 Recurring Rm	Year to 31 December 2004 Single Rm
Total business	**2**	**907**	5	648	12	1,476
Saving	2	907	5	648	12	1,476
Protection	-	-	-	-	-	-
Total business*	**2**	**907**	5	648	12	1,476
Insurance contracts	-	-	-	-	-	-
Investment contracts with discretionary participating features	-	-	-	-	-	-
Other investment contracts	2	907	5	648	12	1,476

* *The classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the IFRS definitions. All categories of business (i.e. insurance and investment) are subject to EEV accounting.*

10 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below. The assumptions are best estimates and actively reviewed.

- The pre-tax investment and economic assumptions used for the African and North American businesses are set out below. We have used a bottom-up market consistent methodology to calculate the risk discount rates in all other territories.

	At 30 June 2005	At 31 December 2004	At 30 June 2004
Africa			
Risk-free rate (10 year Government bond)	**8.3%**	8.3%	10.4%
Cash return	**6.3%**	6.3%	8.4%
Equity return	**11.8%**	11.8%	13.9%
Property return	**9.8%**	9.8%	11.9%
Inflation	**5.3%**	5.3%	7.4%
Risk discount rate	**10.6%**	10.6%	12.7%
Risk margin	**2.3%**	2.3%	2.3%
North America			
Risk free rate (10 year Treasury yield)	**3.9%**	4.3%	4.6%
Inflation	**3.0%**	3.0%	3.0%
New money yield assumed	**4.9%**	5.1%	6.4%
Net portfolio earned rate	**5.7%**	5.9%	6.2%
Risk discount rate	**7.1%**	7.5%	7.8%
Risk margin	**3.2%**	3.2%	3.2%

- The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the Directors' view of future projected returns in each geography.
- The risk margins have been calculated using a bottom-up market consistent approach, and reflect the distinctive risks of the products in the respective business units. The calibration of the risk margins was not redone for June 2005, and the same risk margins were used as for December 2004.
- Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.
- For the South African business, full allowance has been made for Secondary Tax on Companies (STC) that may be payable. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For North America full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. For the purposes of the summary income statement the adjusted operating profit for the covered business has been grossed up for tax. The tax rates used were effective corporation tax rates of 35% for Africa and 30% for North America and 0% for the United Kingdom & Rest of World, except for the investment return on African capital, for which the attributed tax was derived from the primary financial statements.
- Both operating profit and new business are calculated on closing assumptions.

10 ASSUMPTIONS *continued*

- For the African business, the required capital is calculated independently in each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business, and the capital requirement is based on the discounted value of the maximum shareholder support in the 99th worst percentile case. The required capital is invested in local equities, local cash and international cash. The asset allocation as at 30 June 2005 is 60%, 20% and 20% respectively.
- For the North American business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200% to 300% and average 282% as at 30 June 2005. The required capital for OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited in Ireland is based on the United Kingdom Financial Services Authority statutory requirements to ensure that the Group maintains adequate solvency capital in terms of the European Union Financial Groups Directive. The required capital is invested in short-dated fixed interest assets.
- The required capital of Old Mutual International, based in Guernsey, is set at some 1% of funds under management, a level considered by the Directors to be appropriate to manage the business. The required capital is invested in short-dated fixed interest assets.
- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 19% of the Group holding company expenses, with 14% allocated to Africa and 5% allocated to North America. The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.
- No allowance has been made for future productivity improvements in the expense assumptions.
- No development expenses have been excluded from the calculations and no material allowance has been made for future development expenses.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.
- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

10 ASSUMPTIONS *continued*

- The value of new business has been accumulated to the period end.
- The sensitivity of the value of in-force and value of new business to changes in the central risk discount rate are set out in section 11.
- The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

			Rand			US$
	6 months to 30 June 2005	Year to 31 December 2004	6 months to 30 June 2004	**6 months to 30 June 2005**	Year to 31 December 2004	6 months to 30 June 2004
Profit and loss account (average rate)	**11.6325**	11.7986	12.1544	**1.8731**	1.8327	1.8222
Balance sheet (closing rate)	**11.9624**	10.8482	11.3037	**1.7918**	1.9158	1.8144
Balance sheet (opening rate)	**10.8482**	11.9367	11.9367	**1.9158**	1.7833	1.7833

- The nature of the financial options and guarantees for the African and North American businesses was set out in the EEV press release dated 20 June 2005.
- The approaches and models used to determine the time value of the financial options guarantees as at 30 June 2005 are consistent with the approaches as at 31 December 2004 as set out in the EEV press release dated 20 June 2005.

11 ALTERNATIVE ASSUMPTIONS

The tables below for Africa and North America show the sensitivity of the embedded value, value of in-force at 30 June 2005 and the value of new business for the six months to 30 June 2005 to changes in the central risk discount rate. In determining the values at different central discount rates, all other assumptions have been left unchanged.

At 30 June 2005	Embedded value	Value of in-force business	Value of new business (Rm)
Africa			
Central assumptions	28,961	12,130	291
Value before cost of required capital		14,881	349
Cost of required capital		(2,751)	(58)
Effect of :			
Central discount rate +1%	27,131	10,300	233
Value before cost of required capital		14,044	314
Cost of required capital		(3,744)	(81)
Central discount rate –1%	31,186	14,355	349
Value before cost of required capital		15,862	384
Cost of required capital		(1,507)	(35)
North America			
Central assumptions	13,482	7,333	337
Value before cost of required capital		8,254	372
Cost of required capital		(921)	(35)
Effect of :			
Central discount rate +1%	13,051	6,902	314
Value before cost of required capital		7,979	361
Cost of required capital		(1,077)	(47)
Central discount rate –1%	13,936	7,787	361
Value before cost of required capital		8,541	384
Cost of solvency capital		(754)	(23)

OLD MUTUAL | plc

NEWS RELEASE

Interim Dividend 2005
(No. 12)

The Directors of Old Mutual plc ("the Company") have declared an interim dividend of 1.85p per share for the six months ended 30 June 2005, to be paid on Wednesday, 30 November 2005.

The record date for this dividend payment is the close of business on Friday, 21 October 2005 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Limited ("JSE") and other African Exchanges will be Friday, 14 October 2005, whilst the last trade to trade cum-dividend on the London Stock Exchange will be Tuesday, 18 October 2005. The shares will trade ex-dividend from the opening of business on Monday, 17 October 2005 on the JSE and the other African Exchanges and from the opening of business on Wednesday, 19 October 2005 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the Dividend Access Trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the Company using exchange rates prevailing at close of business on Thursday, 6 October 2005 and will be announced by the Company on Friday, 7 October 2005.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 17 October and Friday, 21 October 2005, both dates inclusive, and transfers between the registers may not take place during that period.

10 August 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com